Form 20-F
period 2006-06-30
PANOSHAN
filed 2007-01-10
CIK 1301369

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[	]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
EXCHANGE ACT OF 1934

OR
[ X ]		ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934
For the fiscal year ended June 30, 2006

OR
[	]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the transition period from to

OR
[	]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
Date of event requiring this shell company report:

For the transition period from to

Commission file number 333-118576

PANOSHAN MARKETING CORP. (Exact name of Registrant as specified in its charter) N/A (Translation of Registrant's name into English) Alberta, Canada (Jurisdiction of incorporation or organization)

Box 13 Millarville, Alberta T0l 1K0 (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Stock	n/a

Securities registered or to be registered pursuant to Section 12(g) of the Act.
                                   None (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
                                  None (Title of Class)

Indicate the number of outstanding shares of each of the issuer's capital or common stock as of the close of the period covered by the annual report:

18,000,000 shares of common stock as of June 30, 2006.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. [ ]Yes [X] No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

[ ]Yes [X] No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

[ X]Yes [ ] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]

Accelerated filer [ ]

Non-accelerated filer [ X]

Indicate by check mark which financial statement item the registrant has elected to follow.

[ ] Item 17 [X] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

[X]Yes [ ] No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

[ ]Yes [ ] No

Item 18. Exhibits 22

		PART I
ITEM	1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not Applicable.
ITEM	2.	OFFER STATISTICS AND EXPECTED TIMETABLE
Not Applicable.
ITEM	3.	KEY INFORMATION

SELECTED FINANCIAL DATA

Exchange Rates

Our financial statements are presented in U.S. dollars and all dollar amounts in this document are in U.S. Dollars unless otherwise indicated.

The host country is the United States of America. This Annual Report contains conversions of certain amounts in Canadian dollars ("CDN$") into United States dollars ("US$") based upon the exchange rate in effect at the end of the month or of the fiscal year to which the amount relates, or the exchange rate on the date specified. For such purposes, the exchange rate means the Noon Buying Rate for United States dollars from the Bank of Canada (the "Noon Buying Rate"). These translations should not be construed as representations that the Canadian dollar amounts actually represent such U.S. dollar amounts or that Canadian dollars could be converted into U.S. dollars at the rate indicated or at any other rate. The Noon Buying Rate at the end of each of the three years ended June 30, the average of the Noon Buying Rates on the last day of each month during each of such fiscal years and the high and low Noon Buying Rate for each of such fiscal year's were as follows:

		June 30

	2004	2005	2006
	$ $		$

At end of period	0.7459	0.8159	0.8969

Average for period	0.7366	0.8064	0.8978

High for period	0.7460	0.8159	0.9099

Low for period	0.7261	0.7951	0.8893

Following is a table of the Noon Buying Rates on the last day of each month for the last three months ended September 30, 2006:

	July 31	August 31	September 30

Noon Buying Rate	0.8843	0.9037	0.8966

The Noon Buying Rate as of December 29, 2006 was 0.8760.

Year End	April	April	April

	2004	2005	2006

	USD	USD	USD

Operating Revenues	-0-	-0-	-0-

Income (loss) from	$(382)	$(16,192)	$(10,059)
Operations

Net Income (loss)	$(382)	$(16,192)	$(10,059)

Net Income (loss)	0.00	0.00	0.00
from operations per
share

Total Assets	$59,718	$48,526	$38,467

Total Stockholders’	$59,718	$48,526	$38,467
Equity

Capital Stock	$60,100	$60,100	$60,100

Number of Shares	18,000,000	18,000,000	18,000,000

CAPITALIZATION AND INDEBTEDNESS

Not Applicable.

REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable. RISK FACTORS

Potential purchasers of our common stock should carefully consider the following factors, which include a discussion of all known material risks which make Panoshan Marketing Corp.’s common stock a high risk security.

RISKS RELATED TO OUR BUSINESS

(1) PANOSHAN MARKETING CORP. IS A START-UP COMPANY SUBJECT TO ALL THE RISKS OF A NEW BUSINESS, WHICH MAY INCLUDE FAILURE AND THE LOSS OF YOUR INVESTMENT.

Our company is very small and only recently has it begun its business activities. Our activities to date have included formation of Panoshan, the acquisition of a marketing rights agreement, and a small amount of market research. Since we have not yet started our proposed operations, the investor takes the risk that our new business may never be able to make a profit or take a very long time to do so.

These risks include, but are not limited to:

a) the risk that Panoshan may have insufficient funds to effectively execute its business plan in which case the company would likely fail and you would lose all of your investment;

b) the risk that Panoshan cannot secure any outlets for its licensed products in which case no revenues would be generated and the company would likely fail and you would lose all of your investment;

c) the risk that Panoshan secures an insufficient number of outlets for its licensed products and that insufficient revenues are generated to ever make the company profitable, in which case, Panoshan would likely fail and you would lose all of your investment;

d) the risk that Panoshan’s management proves ineffective at marketing the licensed product(s), in which case, the company would likely fail and you would lose all of your investment;

e) the risk that Panoshan’s management does not effectively manage cash flows and that the company goes out of business as a result, in which case, the company would likely fail and you would lose all of your investment.

Official U.S. Government statistics indicate that less than 50% of new businesses survive more than five years. If we do not succeed, you would lose your entire investment.

(2) LACK OF MANAGEMENT EXPERIENCE IN THE PROPOSED BUSINESS OF PANOSHAN MAY RESULT IN UNSATISFACTORY PERFORMANCE OR COMPLETE FAILURE OF PANOSHAN, WHICH MAY RESULT IN THE LOSS OF YOUR INVESTMENT.

Because our management lacks direct experience marketing products to foreign companies, investor funds may be at high risk of loss due to this inexperience of the officers and directors who will be making business decisions. This lack of experience may result in their inability to run a successful business. There is no assurance that Panoshan Marketing Corp. will ever produce earnings.

(3) OUR BUSINESS MAY NOT GENERATE SUFFICIENT REVENUES AND PROFITS TO COVER EXPECTED EXPENDITURES IN THE FORESEEABLE FUTURE. ADDITIONAL FUNDS MAY BE NEEDED AND MAY NOT BE AVAILABLE UNDER REASONABLE TERMS, OR AT ALL.

As of the date of this annual report, Panoshan has received no revenues from its proposed business and none are expected in the foreseeable future. On a go-forward basis and until we either generate revenues or conduct some sort of financing, we expect our expenses to average approximately $1,000 per month. We expect to fund these expenses from the cash in our bank account, which at November 30, 2006 had a cash balance of $16,431 for general business purposes. We may not be able to achieve the level of revenues we require in order to reach profitability or even to continue to operate which means that our business may fail. Without additional capital, either from profits generated through our business, or from new equity invested in our Company, the survival of Panoshan may be at risk. Since incorporation on April 27, 2004, Puroil has been our only source of capital. If we are not able to generate profits from the operations of our business, we may need to raise additional capital. There is no assurance that we will be able to raise sufficient capital to meet our continuing needs, under terms we would consider to be acceptable. If we are unable to obtain additional financing as may be required in the future, we may not be able to implement our business and growth strategies, respond to changing business or economic conditions, withstand adverse operating results, consummate possible acquisitions or compete effectively in our marketplace. There can be absolutely no assurance that we will be successful in achieving sustained profitability or ever achieving profitability, or any of our financial objectives, for that matter. With little or no revenues, Panoshan may not be able to continue in operation. The proposed plan for acquiring additional product marketing rights and/or licenses and profiting from sales pursuant to those rights/licenses has inherent risks. Such inherent risks include risks associated with:

a)	locating and securing product marketing rights and/or licenses;

b)	locating and securing sales agents in the Asian market;

c)	controlling manufacturing costs and profit margins; and

d)	controlling competitor pricing.

(4) THE POTENTIAL MARKET FOR OUR PRODUCT MAY NOT DEVELOP AS WE EXPECT AND WE MAY NOT REALIZE ANY REVENUES, WHICH MEANS THAT OUR BUSINESS MAY FAIL.

While business plans similar to our business plan appear to have been enacted by other companies, we have no direct knowledge of exactly how other plans work and what steps are required to develop markets for out product(s). Due to this lack of specific knowledge, we cannot accurately predict the acceptance of our proposed plan in the marketplace, or if there is even a market for our product, or the timeframe in which any revenues will be achieved. We have informally researched the market to get an indication of the potential, but the possible results of how we may be able to participate are unpredictable at this time. The evaluation of the market for our licensed products has been and will continue to be done solely by our officers, directors, and Puroil. No independent analysis or study of the market for any licensed products is contemplated. We have no experience with this product and have limited knowledge regarding the potential market for this product. The investor is at risk if our studies have overestimated the market, underestimated the difficulty of Panoshan being able to participate in this market and to generate a profit, or both.

(5) OTHER COMPANIES ARE ALREADY ENGAGED IN OUR PROPOSED BUSINESS OF MARKETING PRODUCTS SIMILAR TO OUR INTENDED PRODUCT TYPES, INCLUDING OUR INITIAL PRODUCT, THE PC WEASEL, AND WE EXPECT THAT MORE COMPANIES MAY ENTER THIS MARKET IN THE FUTURE, WHICH MAY MAKE IT DIFFICULT FOR US TO COMPETE OR SURVIVE.

We intend to market the PC Weasel product in Asia. However, we currently do not have any contracts or distribution agreements with any potential distributors in Asia. It is reasonable to expect that most, if not all, of our competitors may be better capitalized and perhaps better established and connected in the industries we may seek to market in and regulatory circles which may be involved in the ultimate sales process. As a result, it may be very difficult for Panoshan Marketing Corp. to compete and make a profit in its proposed business.

We compete in an environment that appears, in our management’s opinion, to be dominated by large multination companies with distribution facilities already in place. These companies could reduce the prices of their products to the point that we could be driven out of business which would result in a total loss of your investment (See “Competition” below).

(6) WE MAY BE LIABLE FOR THE DEFECT IN OR FAILURE OF THE PRODUCTS WE ATTEMPT TO SELL, RESULTING IN POSSIBLE LEGAL ACTION AND COSTS OR JUDGMENTS THAT COULD PUT US OUT OF BUSINESS. WE HAVE NO INSURANCE.

Although Panoshan will not be involved in manufacturing products, and will not take ownership of a product at any point during its sales cycle, and will not be a party in agreements related to the purchase and sale of any licensed products, it is possible that disputes could arise between buyers and sellers which could result in Panoshan being named as a party in litigation. Panoshan presently has no liability insurance coverage for such contingencies and we do not anticipate acquiring any in the future. If we are involved in any litigation resulting from our participation in product sales, it is possible that we could be forced to expend substantial sums on legal fees even if there is no basis for naming Panoshan as a defendant and even if we ultimately win in any such litigation. There can be no assurance that any decision will not result in consequent loss to us and, therefore, to our investors and shareholders.

(7) WE ARE COMPLETELY DEPENDENT ON THE SKILLS, TALENTS AND EXPERIENCE OF OUR MANAGEMENT FOR THE DEVELOPMENT OF OUR BUSINESS, WHICH MAY NOT BE ADEQUATE ENOUGH TO ENSURE OUR FUTURE SUCCESS, AND MAY RESULT IN FAILURE OF THE BUSINESS.

Our President, Jonathan Levine, who is responsible for the technical review of our products, and the President of our consultant Puroil, Mr. James Durward, are the only personnel available to develop and implement our proposed business and it is probable that we would not have sufficient capital to hire personnel to continue this work should management for any reason cease or be unable to continue to work. Without personnel to replace management, Panoshan may not continue to operate.

(8) SINCE SERVER RESEARCHES CONTROLS 70% OF THE SHARES OF PANOSHAN BEFORE THE DISTRIBUTION AND WILL STILL CONTROL 60% OF PANOSHAN IN THE EVENT OF EXERCISE OF ALL OUTSTANDING WARRANTS, INVESTORS AND SHAREHOLDERS HAVE LITTLE SAY IN THE MANAGEMENT OF PANOSHAN, WHICH COULD MAKE IT DIFFICULT FOR THEM TO MAKE CHANGES IN OPERATIONS OR MANAGEMENT.

Panoshan’s major shareholder, Server Researches Inc., will own approximately 70% of Panoshan's common stock (pre-warrant exercise and approximately 61% post-full warrant exercise) and will be in a position to continue to control Panoshan. This means that Server Researches will have the ability to control the election of Panoshan’s Board of Directors and major transactions such as mergers and acquisitions. There are no mergers or acquisitions planned at this time. Such close control may be risky to the investor because the entire company's operation is dependent on a very few people who could lack the necessary skills or talent to operate Panoshan's business, or who could lose interest in pursuing Panoshan's operations.

(9) POSSIBLE CONFLICTS OF INTEREST IN MANAGEMENT COULD POTENTIALLY HAVE AN ADVERSE EFFECT UPON THE OPERATIONS OF PANOSHAN AND THE VALUE OF YOUR STOCK.

Since our President, Mr. Levine, is a common officer and member of the board of directors of both Panoshan and Server Researches Inc., there may arise conflicts of interest in his duties to the individual companies, which could potentially have an adverse effect upon the operations of Panoshan and the value of its stock. For example, Mr. Levine may direct Server Researches to compete for the marketing rights for a product that competes directly or indirectly with a product marketed by Panoshan, which direction could cause the Panoshan competitor to force Panoshan out of business resulting in a total loss of the investors’ investment. In another example, Mr. Levine could obstruct any Panoshan future financing attempts which, in the case where additional financing was needed, could cause Panoshan to fail.

(10) PANOSHAN PLANS TO ISSUE SECURITIES IN RETURN FOR MARKETING RIGHTS AND/OR LICENSES AND THESE SHARE ISSUANCES COULD BE HIGHLY DILUTIVE TO OUR SHAREHOLDERS.

If Panoshan issues shares to acquire additional marketing licenses or rights this could mean that Panoshan could issue a large number of highly dilutive shares that would have a significant negative impact on the shareholders.

(11) WE DO NOT CONTROL ISSUES RELATED TO PRODUCT SUPPLY AND WE MAY NOT BE ABLE TO GET SUFFICIENT PRODUCTS DELIVERED DUE TO FACTORS BEYOND OUR CONTROL.

We may acquire the distribution rights for a product(s) and the supplier of that product may not be able to deliver sufficient quantity of that product to allow profitable sales by Panoshan.

(12) PANOSHAN PLANS TO ACQUIRE ADDITIONAL RIGHTS AND/OR LICENSES, WHICH MAY PROVE TO HAVE NO VALUE.

If Panoshan issues shares to acquire additional marketing licenses or rights, it takes on a risk that the licensed product is saleable and profitable.

(13) WE DO NOT KNOW HOW TO MARKET THE PC WEASEL AND THIS MAY MAKE IT DIFFICULT, OR IMPOSSIBLE FOR US TO COMPETE AND MAKE A PROFIT FROM THE PC WEASEL.

Since Panoshan’s management has limited knowledge as to how to market the PC Weasel product, and it does not know how to acquire such knowledge, it is possible that Panoshan may never acquire such knowledge with the result being that no revenues or profits are generated from the PC Weasel product. Since this is Panoshan’s only product at this time, it could fail and you could lose your entire investment.

RISKS RELATED TO THIS OFFERING AND OUR STOCK

(1) WE HAVE NEVER PAID ANY CASH DIVIDENDS AND NONE ARE ANTICIPATED IN THE FORESEEABLE FUTURE, SO YOU MAY NEVER REALIZE ANY RETURN ON YOUR INVESTMENT UNLESS YOU SELL YOUR SHARES.

Since Panoshan does not anticipate that it will pay dividends, the investor will only profit by the increase in value of his shares. Our profits, if any, during the next several years are expected to be used to develop and possibly expand our business. There is no assurance that there will be any increase in the value of the Units or that a liquid trading market will develop for the Units or that the Units will be saleable at all.

(2) THERE IS NO MARKET FOR THE COMMON STOCK AND NONE MAY EVER DEVELOP, SO ANY INVESTOR MAY LACK A MARKET FOR AND LIQUIDITY IN THE SHARES.

Even after the distribution of the Units is completed, there is no assurance a market will develop. If a market does develop for the common stock, at best, it may only qualify for trading on the OTC/Bulletin Board operated by the NASD, or on the Pink Sheets, which may result in the risk of very minimal liquidity for the Units. There are no listing standards or listing requirements for companies whose securities trade on the Pink Sheets.

(3) OUR STOCK WILL LIKELY BE LOW PRICED AND, THEREFORE, NOT LIQUID.

It is likely that our common stock will trade below $5.00 per share, and as a result, we would be subject to the Securities Enforcement and Penny Stock Reform Act of 1990 (the "Penny Stock Rules"). The Penny Stock Rules may adversely affect the market liquidity for our common stock by limiting the ability of broker-dealers to sell our common stock and the ability of those receiving shares in this offering to sell their shares in the secondary market, if one should develop. For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of penny stock securities and have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the penny stock rules require the delivery, prior to the transaction, of a disclosure schedule prescribed by the Commission relating to the penny stock market. The broker-dealer also must disclose the sales commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Monthly statements must be sent by the broker-dealer disclosing recent price information on the limited market in penny stocks.

(4) POTENTIAL FUTURE SALES PURSUANT TO RULE 144 COULD RESULT IN SIGNIFICANT ADDITIONAL NUMBERS OF SHARES BEING AVAILABLE FOR SALE ON THE OPEN MARKET, WHICH COULD HAVE A DEPRESSING EFFECT UPON THE PRICE OF THE COMMON STOCK, SHOULD A MARKET FOR THE STOCK EVER DEVELOP.

Of the 18,000,000 shares of Panoshan Marketing Corp.'s common stock outstanding, 12,600,000 are "restricted securities," as that term is defined under Rule 144 promulgated under the Securities Act of 1933 (the "Act"). In general, under Rule 144, a person (or persons whose shares are aggregated) who has satisfied a one-year holding period may sell, within any three-month period, a number of shares which does not exceed the greater of one percent of the then outstanding shares of common stock or the average weekly trading volume during the four calendar weeks prior to such sale subject to the Units being sold through a broker-dealer. Rule 144 also permits the sale of shares, without any quantity limitation, by a person who is not an affiliate of Panoshan and who has beneficially owned the shares a minimum period of two years. Hence, the possible sale of these restricted shares may, in the future, dilute an investor's percentage of free-trading shares and may have a depressive effect on the price of Panoshan Marketing Corp.'s common stock.

The 12,600,000 restricted shares became eligible to be resold under Rule 144 on April 26, 2005, subject to the volume and manner of sale limitations described above. All 12,600,000 shares are held by our largest shareholder, Server Researches, Inc., which is an affiliate of Panoshan. Therefore, these shares are eligible for resale by Server Researches under Rule 144 through a broker-dealer, subject to the volume restrictions stated above

(5) POTENTIAL ANTI-TAKEOVER EFFECT OF AUTHORIZED PREFERRED STOCK COULD ADVERSELY IMPACT THE RIGHTS OF HOLDERS OF COMMON STOCK BECAUSE IT MAY DISCOURAGE INVESTMENT IN PANOSHAN'S SHARES BY POTENTIAL INVESTORS AND MAKE REMOVAL OF MANAGEMENT MORE DIFFICULT.

Panoshan is authorized to issue an unlimited number of preferred stock with the rights, preferences, privileges and restrictions thereof to be determined by our Board of Directors. Preferred stock can thus be issued without the vote of the holders of common stock. Rights could be granted to the holders of preferred stock which could reduce the attractiveness of Panoshan as a potential takeover target, make the removal of management more difficult, or adversely impact the rights of holders of common stock. No preferred stock is currently outstanding, and we have no present plans for the issuance of any shares of preferred stock.

(6) WE WILL HAVE TO MAINTAIN CURRENT PROSPECTUS FOR WARRANTS TO BE EXERCISABLE, AND IF WE DO NOT, YOU WILL NOT BE ABLE TO EXERCISE YOUR WARRANTS AND THEY MAY BECOME WORTHLESS.

The shares of Common Stock issuable upon exercise of the Warrants have been registered with the Securities and Exchange Commission. We will be required, from time to time, to file post-effective amendments to our registration statement in order to maintain a current prospectus covering the issuance of such shares upon exercise of the Warrants. We have undertaken to make such filings and to use our best efforts to cause such post-effective amendments to become effective. If for any reason a required post-effective amendment is not filed or does not become effective or is not maintained, the holders of the Warrants may be prevented from exercising their Warrants, and they may become worthless.

(7) STATE/PROVINCIAL BLUE SKY REGISTRATION IS REQUIRED TO EXERCISE THE WARRANTS, AND IF WE DO NOT REGISTER THE WARRANTS THEY MAY NOT BE EXERCISABLE AND MAY BECOME WORTHLESS.

Holders of the Units have the right to exercise the Warrants only if the underlying shares of Common stock are qualified, registered or exempt from sale under applicable securities laws of the states and provinces in which the various holders of the Warrants reside. Panoshan cannot issue shares of Common Stock to holders of the Warrants in those jurisdictions where such shares are not qualified, registered or exempt. We may decide not to seek or may not be able to obtain qualification of the issuance of such Common Stock in all of the jurisdictions in which the ultimate purchasers of the Warrants reside. In such case, the Warrants held by those purchasers will expire and have no value if such Warrants cannot be sold. Accordingly, the market for the Warrants may be limited because of these restrictions.

ITEM 4. INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

Panoshan Marketing Corp. was incorporated on April 27, 2004 and our plan of business is to become a global marketer of technical products. The basic premise is that while certain companies may be very good at developing technical products, some of those same companies may be very poor at marketing their products, either domestically or worldwide. Panoshan plans to negotiate the purchase of marketing rights and/or licenses from developer companies that possess technical products that fit this description. Panoshan then plans to locate and negotiate distribution contracts with third party distributors. Panoshan plans to profit from the spread between what Panoshan is required to pay its supplier companies and what the final price the distributors will pay Panoshan. Panoshan currently has the rights to distribute one product, the PC Weasel, in the geographic area of Asia. This product is built in Canada by our parent company, Server Researches Inc.. We have no other products under license at this time and we are not in negotiations to acquire any other product licenses at this time.

Since our incorporation, we have concentrated our activities on putting into place the operating structure of our company, registering a stock offering, and attaining a quotation of our stock on the OTC Bulletin Board (“EDFFF”). Limited marketing research has been conducted by our agent, Puroil Technology Inc., which agent has traveled to China and visited a number of potential distributors. No distribution deals have been signed and no sales have been made to date and Panoshan believes that market penetration may require the Company to provide a number of PC Weasel demonstration units in order to familiarize the distributors and potential users with the product. The Company is aware of the lengthy OTC Bulletin Board listing process and believes it is in the shareholders best interests to conserve cash until the process is complete. As a result, no full scale marketing efforts are expected until completion of the OTC Bulletin Board quotation process.

     Our principal place of business is located at Box 13 Millarville, Alberta T0l 1K0. Our telephone number is (403) 689-3901.

Our registered agent is Thomas Milley, whose office is located at Suite 1200, 1015-4th. St. SW, Calgary, Alberta, Canada, T2J 1J4. Tel: (403) 252-9937.

THE MARKETING LICENSE BUSINESS

We intend to use the Channel Marketing business model as it is well known and worldwide in scope. Channel Marketing is defined as a method of product distribution where the manufacturing, wholesaling, and retailing functions are distinct and separate and are often owned by unrelated parties. This type of method allows each party to focus on their respective functions with the intended result being a more efficient process. Channel Marketing allows developers to do what they do best, i.e. develop products, without the expenses and risks associated with marketing and selling the products. The Channel Marketing business model typically includes a product creator or manufacturer, a wholesale distribution entity, a local retail distributor and a retail sales entity. Panoshan may be considered acting as a wholesale distributor and will be seeking to establish agreements with third party channel marketing entities that occupy the local area distribution link of this chain.

Summary

The PC Weasel provides systems administrators with what we view as an important missing function in personal computer (“PC”) based servers: the ability to control computers remotely in the case where the computers have malfunctioned. The PC Weasel allows the system administrator to reset the defective PC, thereby, allowing system administrators to remotely diagnose and reset the server, if required. As the PC Weasel is designed to work with PC’s, and PC’s are, in management’s opinion, such opinion based solely on internet based searches, widely used and in a state of declining prices, we believe this situation creates an opportunity for marketing the PC Weasel. A product like the PC Weasel, allowing for PC diagnosis when a problem occurs, is what we believe is an inexpensive way to maintain a PC. The PC Weasel's market, to date, has been driven by demand for inexpensive PC’s as an alternative to the large server manufacturers such as SUN or IBM. Over the last 4 years, approximately 3,000 PC Weasels have been sold with virtually no marketing. Our first License relates to the PC Weasel (www.realweasel.com). This website is owned and operated by our licensor, Server Researches, who is affiliated with Panoshan by virtue of holding 70% of our stock. The PC Weasel clients/users include Saab, Air Canada, Braun and NASA, as well as many Universities.

Competition

The PC Weasel is not the only product on the market that offers remote access. However, to our knowledge, it is the only product on the market that has a patented process. The larger firms (IBM/Compaq/Dell/HP) have the resources to enter this market with a similar product that enhances their servers by utilizing their extensive research and developments capabilities.

It is possible that a competitor could copy Panoshan’s business plan. We do, however, believe that the potential market is large enough that we should have an opportunity to participate in it to some extent in the future, and expect to be able to generate profits in the process of doing so. We must caution, however, that there is no assurance that we will, in fact, be able to compete profitably in this market.

Product Details

The PC Weasel provides systems administrators with what we view as an important missing function in personal computer (“PC”) based servers: the ability to control computers remotely in the case where the computers have malfunctioned. The PC Weasel allows the system administrator to remotely reset the defective PC.

Our Intellectual Property

We do not presently own any patents or trademarks. We do own a license and concession. Our success may depend in part upon our ability to preserve our trade secrets, obtain and maintain possible protection for our business models and processes, and operate without infringing the proprietary rights of other parties. However, we may rely on certain proprietary technologies, trade secrets, and know-how that are not patentable. Although we may take action to protect our unpatented trade secrets and our proprietary information, in part, by the use of confidentiality agreements with our employees, consultants and certain of our contractors, we cannot guaranty that any of these agreements will not be breached; or that we would have adequate remedies for any breach; or our proprietary trade secrets and know-how will not otherwise become known or be independently developed or discovered by competitors. We cannot guarantee that our actions will be sufficient to prevent imitation or duplication of our services by others or prevent others from claiming violations of their trade secrets and proprietary rights.

Employees

All operational activities are carried out by the officers and directors, who provide their services at no cost to Panoshan until such time as Panoshan can afford to begin paying for management services. Once

Panoshan generates revenues and has generated sufficient cash reserves, in an amount to be determined solely by Panoshan’s management, Panoshan will commence paying its officers salaries for their services. Management has not yet determined how much it will need in revenues or cash reserves. Puroil Technology has a two-year contract with Panoshan whereby it provides management services to Panoshan, including marketing research, channel identification, contract negotiation and general administrative management, for a flat fee of $1,000 per month plus a 15% sales commission. Puroil has verbally agreed to postpone its management fees until Panoshan becomes quoted on the OTC Bulletin Board. Puroil has also verbally agreed that there is no accrual or back pay allowance. This agreement is verbal and no written documentation has been executed in connection with this agreement.

Regulatory Matters

We do not believe that there are any regulatory matters that may affect our business.

ORGANIZATIONAL STRUCTURE

As of the date of this filing, the Company has no subsidiaries.

PROPERTY, PLANTS AND EQUIPMENT

Panoshan owns no properties and is provided workspace at no cost by Puroil Technology Inc			This
arrangement is expected to continue until the Company has sufficient revenues to pay for space.
ITEM	4A.	UNRESOLVED STAFF COMMENTS
Not Applicable.
ITEM	5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

We believe that Panoshan may have insufficient cash resources to operate at the present level of operations and expenditures for the next twelve (12) months and, as a result, may need to obtain financing from either a debt or equity issue, or a combination with a third party that has sufficient cash flow to allow us to continue our operations. Our average operating costs are less than $1,000 monthly and are not expected to exceed this level within the next twelve (12) months.

These general operating costs include:

a)	marketing, and administration – average $200 per month (includes market studies);

b)	public reporting costs - average $800 per month;

Total - $1,000 average monthly expenses.

The costs set forth below under “Milestones” are included in the average monthly operating costs. Depending upon a variety of factors that may affect our business plan and proposed operations, we may seek additional capital in the future, either through debt, equity or a combination of both. We may also acquire other assets through the issuance of stock. No assurances can be given that such efforts will be successful. Other than as set out below, we have no contractual obligations at present for raising additional capital or acquiring other assets.

.

The following is the history and projected future activities of the company in milestone format.

MILESTONE:

1. Development of the concept and preliminary planning for entering into the technical product licensing business was completed in early 2004.

2. Development of a target source list founded upon Internet-based searches, telephone calls, and a trip to China was completed in late 2005 by the president of our agent Puroil Technology Inc. This travel was paid for by the president of Puroil and the Company has no obligation to reimburse him for the expenses.

3. In June, 2006, we made a verbal agreement with our parent company to provide up to ten (10) PC Weasels as demonstration units for distribution to potential Asian distributors. Our parent has agreed to provide these units at no cost and there is no future obligation for payment.

We expect to deliver the demonstration PC Weasels to potential Asian distributors between the last quarter of 2006 and first quarter of 2007. We do not know how long it will take to generate revenues after these deliveries or whether any revenues will be generated at all. Depending on the success of the location and marketing efforts, Panoshan may need to obtain addition capital from loans or the sale of additional equity.

Panoshan is now pursuing a quotation of its common stock on the OTC Bulletin Board, the establishment of its stated business operations and personnel, and the marketing of the PC Weasel product in Asia. If these objectives are met, then Panoshan may be able to operate profitably without raising further cash or issuing additional equity.

Results of Operations

There have been no revenues from the date of incorporation on April 27, 2004 to the year ended June 30, 2006. EDL realized net losses for the twelve (12) month period ended June 30, 2006 of $10,059 as compared to net losses of $16,192 for the twelve (12) month period ended June 30, 2005. The decrease was due to decreased costs of general and administrative expenses.

Panoshan had total assets of $38,467 at June 30, 2006. These assets were comprised of $17,510 in cash and $20,857 in deferred registration costs and $100 in marketing rights.

Panoshan had total current liabilities of $0 at June 30, 2006.

At June 30, 2006, Panoshan had $17,510 in working capital, compared to $32,627 in working capital at June 30, 2005.

Liquidity and Capital Resources

At June 30, 2006, Panoshan’s total current assets of $17,510 exceeded its current liabilities of $0, compared to total current assets of $32,627 as of June 30, 2005. We have relied on the amount of $60,000 realized from the sale of 5,400,000 shares in April 2004 to fund our operations. There can be no assurance that financing will be available to the Company in an amount and on terms acceptable to us, as and when required, or at all. We do not expect to expend more than $12,000 over the twelve (12) month period beginning July 1, 2006 and we plan to keep costs at a minimum until such time as revenues are generated to cover any increased costs.

Material Capital Commitments

The Company does not have any material capital commitments.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Panoshan has not undertaken any research and development that has resulted in the incurrence of any costs. Panoshan will not be filing for any patent, trademark or trade name protection. It will be relying on applicable copyright laws for the protection of its proprietary software.

TREND INFORMATION

The Company is not aware as of the filing of this annual report of any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on its financial condition.

OFF-BALANCE SHEET ARRANGEMENTS The Company has no off-balance sheet arrangements.

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Panoshan Marketing Corp.
As At June 30, 2006

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

	Payments due by period

CONTRACTUAL
OBLIGATIONS	Less than				More than
Total	one year		1-3 years	3-5 years	5 years

None	0	0	-	-	-

Total	0	0	-	-	-

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

The members of the Board of Directors serve until the next annual meeting of the stockholders, or until their successors have been elected. The officers serve at the pleasure of the Board of Directors. There are no agreements for any officer or director to resign at the request of any other person, and none of the officers or directors named below is acting on behalf of, or at the direction of, any other person.

Information as to the directors and executive officers is as follows:

The Executive Officers and Directors of the Company are as follows:

Name	Age	Position	Date Elected

Jonathan Levine	45	President, CFO	April 28,
P.O. Box 13		Director	2004
Milarville, Alberta, T0L 1K0

Christopher Kolacy	33	Director, Secretary	April 28,
#2, 421 East Shirley			2004
Beverly Hills, California, 90232

Mr. Levine, our President and a director since inception, was a founder and remains a part owner of Canada Connect Corporation ("CCC"). CCC was founded in 1994 and is essentially an internet consulting company and service provider. He is also the President and part owner of Middle Digital Incorporated and Server Researches Incorporated. Mr. Levine was the designer of the PC Weasel and primary inventor on the US patent (issued on May 4, 2004). Mr. Levine's experience in hardware design and manufacture is directly relevant to Panoshan 's business plans as described herein. Mr. Levine plans to devote 70% of his time to Panoshan operations. Mr. Levine has a high school education.

Mr. Kolacy, is our Secretary, Treasurer, Chief Financial Officer and a director since inception. From 1996 to 1999, Mr. Kolacy was a personal trainer at Desert Mountain Resort in Scottsdale, Arizona. From 2000 to 2002, Mr. Kolacy served as Office Manager and Assistant to the President of Mountain Desert Properties, Inc. in Scottsdale Arizona. His responsibilities included sales, marketing web site design and client relations. Since 2002, Mr. Kolacy has served as Administrative Vice President for CanAm Capital Corp. in Los Angeles, California where he oversees all administrative functions of CanAm Capital Corp. which is a private venture funding company

There are no family relationships among our officers, directors, or persons nominated for such positions.

No officer or director and no promoter or significant employee of Panoshan has been involved in legal proceedings that would be material to an evaluation of our management.

None of our directors has been involved in any bankruptcy or criminal (excluding traffic violations and other minor infractions) proceedings. None of our directors is subject to any order, judgment or decree related to his involvement in any type of business, securities or banking activities or has been found to have violated a federal or state securities or commodities law.

COMPENSATION

The following table sets forth the compensation paid to our directors and members of our management group for the last two fiscal years. No executive officer of Panoshan earned a salary and bonus for such fiscal year in excess of CDN$100,000.

	Annualized Compensation			Long Term Compensation

Long Term
				Securities	Incentive
				Under Options	Plan	All other
Name and		Salary	Bonus	to be Granted	Payouts	Compensation
Principal Position	Year	(CDN$)	(CDN$)	(#)	(CDN$)	(CDN$)

Jonathan Levine	2005	0	0	0	0	0
President & Director

Jonathan Levine	2006	$3,000	0	0	0	0
President & Director

The Company has not paid		any other compensation to any other members of its management, administrative or supervisory bodies.

Compensation of Directors

No director receives any form of compensation in his or her capacity as a director of Panoshan.

BOARD PRACTICES

The directors are elected to serve until the next annual meeting of shareholders and until their successors have been elected. Executive officers serve at the discretion of the Board of Directors.

There are no employment contracts with any officers or directors

We do not have any standing audit, nominating, or compensation committees of the Board of Directors. Our executive officers are elected annually by our Board of Directors and hold such positions until the following year or until his successor is duly elected by our Board of Directors.

EMPLOYEES

Other than the officers of the Company, there are no employees who are expected to make a significant contribution to the Company.

SHARE OWNERSHIP

The following table sets forth information, as of June 30, 2006, with respect to the beneficial ownership of the Company’s common stock by each of the Company's officers and directors, and by the officers and directors of the Company as a group. Information is also provided regarding beneficial ownership of common stock if all outstanding options, warrants, rights and conversion privileges are exercised and additional shares of common stock are issued.

TITLE OF	BENEFICIAL OWNER	AMOUNT AND NATURE OF	PERCENT OF
CLASS		BENEFICIAL OWNER	CLASS (1)

Common	Christopher Kolacy	52,000 held directly	<1%
Common	Jonathan Levine	12,600,500 common stock held	60.9%
		indirectly (2)

	All Officers and Directors	12,652,500 common stock	61%
	as a group

(1) Based on 18,000,000 shares of common stock plus 2,700,000 common shares that would be issued in the case of full warrant exercise.

(2) Mr. Levine does not own any shares in his name. Mr. Levine is a 40% shareholder of Server Researches Incorporated, which owns 12,600,000 shares of Panoshan.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The following table sets forth information, as of June 30, 2006, with respect to the beneficial ownership of the Company’s common stock by each person known to be the beneficial owner of more than 5% of the outstanding common stock. Information is provided regarding beneficial ownership of common stock if all outstanding options, warrants, rights and conversion privileges are exercised and additional shares of common stock are issued.

TITLE OF	BENEFICIAL OWNER	AMOUNT AND NATURE OF	PERCENT OF
CLASS		BENEFICIAL OWNER	CLASS (1)

Common	Jonathan Levine	12,600,500 Class A common	60.9%
	P.O. Box 13	stock
Millarville, Alberta, T0L
1K0

(1) Based on 18,000,000 shares of common stock plus 2,700,000 common shares that would be issued in the case of full warrant exercise.

.

RELATED PARTY TRANSACTIONS

Since the date of inception, transactions in which a director or executive officer or nominee for election as a director, or any member of the immediate family of any director or executive officer of Panoshan had, or is to have a direct or indirect material interest, are as follows:

None.

INTERESTS OF EXPERTS AND COUNSEL

Not applicable. ITEM 8.

FINANCIAL INFORMATION

FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

The required financial statements are provided at the end of this Annual Report starting on Page F-1.

ITEM 9.

THE OFFER AND LISTING

OFFER AND LISTING DETAILS

Not applicable. PLAN OF DISTRIBUTION Not applicable.

MARKETS

None.

SELLING SHAREHOLDERS

Not applicable. DILUTION Not applicable.

EXPENSES OF THE ISSUE

Not applicable. ITEM 10.

ADDITIONAL INFORMATION

SHARE CAPITAL Not applicable.

MEMORANDUM AND ARTICLES OF ASSOCIATION

The Company incorporates by reference herein the information set forth under the heading “DESCRIPTION OF SECURITIES” located in the Company’s Form F-1 filed with the Securities and Exchange Commission on February 2, 2006.

EXCHANGE CONTROLS

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-residents.

Dividends paid to U.S. residents, however, are subject to a 15% withholding tax or a 5% withholding tax for dividends if the shareholder is a corporation owning at least 10% of the outstanding voting shares of Panoshan pursuant to Article X of the reciprocal tax treaty between Canada and the United States.

Except as provided in the Investment Canada Act (the “ICA”), which has provisions that restrict the holding of voting shares by non-Canadians, there are no limitations specific to the rights of non-Canadians to hold or vote the common shares under the laws of Canada or the Province of Alberta, or in the charter documents of Panoshan or its subsidiaries. Management of Panoshan believes that the following summary fairly describes those provisions of the ICA pertinent to an investment in Panoshan by a person who is not a Canadian resident (a “non-Canadian”).

The ICA requires a non-Canadian making an investment which would result in the acquisition of control of a Canadian business (i.e. the gross value of the assets of which exceed a certain monetary threshold) to identify, notify, or file an application for review with the Investment Review Division of Industry Canada (“IRD”).

The notification procedure involves a brief statement of information about the investment on a prescribed form which is required to be filed with the IRD by the investor at any time up to thirty (30) days following implementation of the investment. It is intended that investments requiring only notification will proceed without government intervention unless the investment is in a specific type of business activity related to Canada’s cultural heritage and national identity.

If an investment is reviewable under the ICA, an application for review in the form prescribed is normally required to be filed with the IRD prior to the investment taking place, and the investment may not be implemented until the review has been completed and the Minister of Industry Canada (“Minister”) (the Minister responsible for Investment Canada) is satisfied that the investment is likely to be of net benefit to Canada. The Minister has up to seventy-five (75) days to make this determination. If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian must not implement the investment or, if the investment has been implemented, may be required to divest himself or herself of control of the business that is the subject of the investment.

The following investments by non-Canadians are subject to notification under the ICA:

1.	An investment to establish a new Canadian business; and

2.	An investment to acquire control of a Canadian business that is not reviewable pursuant to the Act.

The following investments by a non-Canadian are subject to review under the ICA:

1.	An investment is reviewable if there is an acquisition of a Canadian business and the asset value of the Canadian business being acquired equals or exceeds the following thresholds:

	(a)	For non-World Trade Organization (“WTO”) investors, the threshold is $5 million for a direct acquisition and $50 million for an indirect acquisition; the $5 million threshold will apply however for an indirect acquisition if the asset value of the Canadian business being acquired exceeds 50% of the asset value of the global transaction;

	(b)	Except as specified in paragraph (c) below, a threshold is calculated annually for reviewable direct acquisitions by or from WTO investors. The threshold for 2004 is $227 million. Pursuant to Canada’s international commitments, indirect acquisitions by or from WTO investors are not reviewable;

	(c)	The limits set out in paragraph (a) apply to all investors for acquisitions of a Canadian business that:

(i) engages in the production of uranium and owns an interest in a producing uranium property in Canada;

(ii) provides any financial services;

	(iii)	provides any transportation services; or

	(iv)	is a cultural business.

2.	Notwithstanding the above, any investment which is usually only notifiable, including the establishment of a new Canadian business, and which falls within a specific business activity, including the publication and distribution of books, magazines, newspapers, film or video recordings, audio or video music recordings, or music in print or machine-readable form may be reviewed if an Order-in-Council directing a review is made and a notice is sent to the investor within twenty-one (21) days following the receipt of a certified complete notification.

Generally, an acquisition is direct if it involves the acquisition of control of the Canadian business or of its direct or indirect Canadian parent and an acquisition is indirect if it involves the acquisition of control of a non-Canadian direct or indirect parent of an entity carrying on the Canadian business. No change of voting control will be deemed to have occurred if less than one-third of the voting control of a Canadian corporation is acquired by an investor.

A WTO investor, as defined in the ICA, includes an individual who is a national of a member country of the WTO or who has the right of permanent residence in relation to that WTO member, a government or government agency of a WTO investor-controlled corporation, a limited partnership, trust or joint venture that is neither WTO-investor controlled or Canadian controlled of which two-thirds of its board of directors, general partners or trustees, as the case may be, are any combination of Canadians and WTO investors.

The ICA exempts certain transactions from the notification and review provisions of ICA, including, among others: (a) an acquisition of voting shares if the acquisition were made in the ordinary course of that persons’ business as a trader or dealer in securities; (b) an acquisition of control of the company in connection with the realization of a security interest granted for a loan or other financial assistance and not for any purpose related to the provisions of the ICA; (c) the acquisition of voting interests by any person in the ordinary course of a business carried on by that person that consists of providing, in Canada, venture capital on terms and conditions not inconsistent with such terms and conditions as may be fixed by the Minister; and (d) acquisition of control of the company by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control in fact of the company, through the ownership of voting interests, remains unchanged.

TAXATION

The discussions below summarize the material tax considerations relevant to an investment in common shares by individuals and corporations who, for income tax purposes, are residents in the U.S. for purposes of the Convention (as hereinafter defined) and are not residents in Canada, who hold common shares as a capital asset, and who do not hold the common shares in carrying on a business through a permanent establishment in Canada or in connection with a fixed base in Canada (collectively, "Unconnected U.S. Shareholders" or "Holders"). The tax consequences of an investment in common shares by investors who are not Unconnected U.S. Shareholders may differ substantially from the tax consequences discussed herein. The discussion of U.S. tax consideration is addressed only to Unconnected U. S. Shareholders whose "functional currency" within the meaning of Section 985 of the Internal Revenue Code of 1986, as amended (the "Code"), is the U. S. dollar, and to U. S. citizens who are not residents in the U.S. for the purpose of the Convention, but who otherwise meet the definition of Unconnected U.S. Shareholders. Furthermore, the discussion of U.S. tax consideration does not address the tax treatment of Unconnected U.S. Shareholders that own, or are deemed for U.S. federal income tax purposes to own, 10% or more of the total combined voting power of all classes of voting stock of Capital Reserve Canada Limited. The discussion of Canadian tax considerations does not address the tax treatment of a trust, company, organization or other arrangement that is a resident of the U.S. and that is generally exempt from U. S. tax.

This discussion does not address all of the income tax consequences that may be applicable to any Holder subject to special treatment under the U.S. federal income tax law or to any particular Holder in light of such Holder's particular facts and circumstances. Some Holders, including tax exempt entities, banks, insurance companies and persons who hold common shares as part of a hedging transaction may be subject to special or different rules not discussed below. The discussion of U.S. tax considerations is based on the provisions of the Code.

The discussion of Canadian tax consideration is based upon the provisions of the Income Tax Act (Canada), as amended from time to time (the "Tax Act"), the Convention between Canada and the U.S. with Respect to Taxes on Income and Capital, as amended from time to time (the "Convention"), and the Company's understanding of published administrative practices of Canada Customs and Revenue Agency and judicial decision, all of which are subject to change. The discussion does not take into account the tax laws of the various provinces or territories of Canada or the tax laws of the various state and local jurisdictions in the U. S.

U.S. Federal Income Tax Considerations

Unconnected U.S. Shareholders generally will treat the gross amount of the distributions paid by the Company, including the amount of any Canadian tax withheld, as foreign source dividend income for U.S. federal income tax purposes to the extent of the Company's current or accumulated earnings and profits, as computed for U.S. federal income tax purposes. Distribution in excess of that amount will reduce an Unconnected U.S. Shareholder's tax basis in the common shares, but not below zero, and the remainder, if any, will be treated as taxable capital gains. In general, in computing its U.S. federal income tax liability, an Unconnected U.S. Shareholder may elect for each taxable year whether to claim a deduction or, subject to the limitations described below, a credit for Canadian taxes withheld from dividends paid on its common shares. If the Unconnected U.S. Shareholder elects to claim a credit for such Canadian taxes, the election will be binding for all foreign taxes paid or accrued by the Shareholder for such taxable year. The Code applies various limitations on the amount of foreign tax credit that may be available to a U.S. taxpayer based upon the segregation of foreign source income into separate categories of income. The amount of credit which may be claimed with respect to the category of income to which the dividend is allocated, and to which the foreign taxes are attributable generally may not exceed the same portion of the U.S. tax on worldwide taxable income, before applying the foreign tax credit as the U.S. holder's foreign source taxable income allocation to such category bears to such U.S. holder's entire taxable income. The foreign tax credit is disallowed for dividends on stock unless a minimum holding period is satisfied and additional limitations may restrict the ability of some individuals to claim the foreign tax credit. Accordingly, we urge investors to consult their own tax advisors with respect to the potential consequences to them of the foreign tax credit limitations.

For U. S. federal income tax purposes, the amount of any distributions made on a common share to an Unconnected U.S. Shareholder in Canadian dollars is deemed to equal the U.S. dollar value of the Canadian dollars calculated by reference to the appropriate exchange rate in effect on the date of receipt of the distribution, regardless of whether the Canadian dollars are actually converted into U.S. dollars upon receipt. Unconnected U.S. Shareholders are urged to consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any Canadian dollars which are converted into U.S. dollars subsequent to receipt by the shareholder.

The sale of common shares generally will result in a gain or loss to the Holder in an amount equal to the difference between the amount realized and the Holder's adjusted cost basis in the shares. Provided that the Holder is not considered a "dealer' in the shares sold, gain or loss on the sale of the common shares will generally be capital gain or loss.

Capital losses are used to offset capital gains. Individual taxpayers may deduct the excess of capital losses over capital gains of up to US$3,000 a year, US$1,500 in the case of a married individual filing separately, from ordinary income. Non-corporate taxpayers may carry forward unused capital losses indefinitely. Unused capital losses of a corporation may be carried back three years and carried forward five years.

Canadian Tax Considerations

Dividends received or deemed to be received, on the common shares by Unconnected U.S. Shareholders will be subject to Canadian withholding tax at the rate of 25%, subject to reduction under the Convention. Under the Convention, the maximum rate of withholding tax on such dividends is reduced to 15% if the beneficial owner of such dividends is an Unconnected U.S. Shareholder. However, that rate is reduced to 5% under the Convention if the beneficial owner of such dividends is an Unconnected U.S. Shareholder that is a corporation that owns at least 10% of the voting stock of the company.

An Unconnected U.S. Shareholder will not be subject to tax in Canada on any capital gain realized upon the disposition or deemed disposition of the common shares, provided that the common shares do not constitute "taxable Canadian property" of the shareholder within the meaning of the Tax Act.

Canada does not currently impose any estate taxes or succession duties.

DIVIDENDS AND PAYING AGENTS

Not applicable.

STATEMENTS BY EXPERTS

Not applicable

DOCUMENTS ON DISPLAY

All documents filed in connection with this registration statement have been filed with the Securities and Exchange Commission using the EDGAR (Electronic Data Gathering, Analysis and Retrieval) system. The Securities and Exchange Commission maintains a Web site on the Internet at the address http://www.sec.gov that contains reports, proxy information, statements and other information regarding registrants that file electronically with the Securities and Exchange Commission.

SUBSIDIARY INFORMATION The Company does not have any subsidiaries.

ITEM	11.	QUANTITATIVE AND QUALITATIVE	DISCLOSURES ABOUT MARKET
RISK
Not applicable.
ITEM	12.	DESCRIPTION OF SECURITIES OTHER	THAN EQUITY SECURITIES
Not applicable.

This Annual Report contains forward-looking statements as that term is defined in Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may", "should", "expects", "plans", "anticipates", "believes", "estimates", "predicts", "potential" or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in the section entitled "Risk Factors", that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform with our actual results.

PART II
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
AND USE OF PROCEEDS.
None.
ITEM 15.	CONTROLS AND PROCEDURES

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the United States Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our President and acting Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

At the end of the period covered by this annual report we carried out an evaluation, under the supervision and with the participation of our management, including our President and acting Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-14. Based upon the foregoing, our President and our acting Chief Financial Officer have concluded that our disclosure controls and procedures are effective.

There were no changes in our internal control over financial reporting that occurred during the year ended June 30, 2006, that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Company does not presently have an audit committee.

ITEM 16B.

CODE OF ETHICS

As of the date of this report, the Company has not adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. The Company has targeted the fourth quarter of fiscal year 2007 to review and finalize the adoption of a code of ethics. Upon adoption, the Company will file a copy of its code of ethics with the Securities and Exchange Commission as an exhibit to its Annual Report for the year ending June 30, 2007.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the fees billed to the Company for professional services rendered by the Company's principal accountant:

Services	2006	2005

Audit fees	$4,219	$3,876

Audit related fees	$945	$3,737

Tax fees	0	0

Total fees	$5,164	$7,613

Audit fees consist of fees for the audit of the company's annual financial statements or the financial statements of the company’s subsidiaries or services that are normally provided in connection with the statutory and regulatory filings of the annual financial statements.

Audit-related services include the review and preparation of the company's financial statements and quarterly reports that are not reported as Audit fees. .

Tax fees included tax planning and various taxation matters.

ITEM	16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT
		COMMITTEES
Not applicable.
ITEM	16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
		PURCHASERS
Not applicable.
		PART III
ITEM	17.	FINANCIAL STATEMENTS

The required financial statements are provided herein starting on page F-1.

ITEM 18.	EXHIBITS

Exhibit Number	Exhibit Description

3.1	Articles of Incorporation (Charter	1
	Document)

3.2	Bylaws	1

4.1	Common Share Certificate	1

4.2	Warrant Certificate	3

5	Opinion Re: Legality	3

10.1	Marketing Rights Agreement, dated	2
	April 29, 2004, between Panoshan
	Marketing Corp. and Server Researches
	Incorporated.

10.2	Management Agreement, dated June 5,	2
	2004, between Panoshan Marketing
	Corp. and Puroil Technology Inc.

10.3	Postponement Agreement dated	2
	September 27, 2004, between Panoshan
	Marketing Corp. and Puroil
	Technology Inc.

10.4	Warranty Agency Agreement dated	3
	May 12, 2004, between Pahoshan
	Marketing Corp. and Interwest Transfer
	Co. Inc.

12	Certifications required by Rule 13a-	Filed herewith
	14(a) or Rule 15d-14(a), filed herewith.

13	Certifications required by Rule 13a-	Filed herewith
14(b) or Rule 15d-14(b) and Section
1350 of Chapter 63 of Title 18 of the
United States code (18 U.S.C. 1350),
	filed herewith.

(1)	Incorporated by reference to the Exhibits filed with Panoshan’s Registration Statement of Form F- 1 on August 26, 2004.

(2)	Incorporated by reference to the Exhibits filed with Amendment No. 2 to Panoshan’s Registration Statement of Form F-1 on March 2, 2005.

(3)	Incorporated by reference to the Exhibits filed with Amendment No. 10 to Panoshan’s Registration Statement of Form F-1 filed on December 13, 2005

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PANOSHAN MARKETING CORP.

/s/ Jonathan Levine Jonathan Levine Title: President, CFO, Treasurer, Director, Principal Executive Officer & Principal Accounting Officer Dated: January 2, 2007

PANOSHAN MARKETING CORP.

(A development stage enterprise) Index to Financial Statements

Report of Registered Independent Public Accounting Firm	F-2

Balance Sheets:
June 30, 2006 and 2005	F-3

Statements of Operations:
For the years ended June 30, 2006 and 2005, and for
the period from inception, April 27, 2004, through June 30, 2006	F-4

Statements of Stockholders' Equity:
For the period from inception, April 27, 2004, through June 30, 2006	F-5

Statements of Cash Flows:
For the years ended June 30, 2006 and 2005, and for
the period from inception, April 27, 2004, through June 30, 2006	F-6

Notes to Financial Statements:
June 30, 2006 and 2005	F-7

F-1

Bateman & Co., Inc., P.C. Certified Public Accountants

5 Briardale Court Houston, Texas 77027-2904 (713) 552-9800 FAX (713) 552-9700 www.batemanhouston.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Stockholders Of Panoshan Marketing Corp.

We have audited the accompanying balance sheets of Panoshan Marketing Corp., (a Alberta, Canada corporation and a development stage enterprise) as of June 30, 2006 and 2005, and the related statements of operations, stockholders’ equity, and cash flows for the each of the two years in the period ended June 30, 2006, and for the period from inception, April 27, 2004, through June 30, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Panoshan Marketing Corp. (a development stage enterprise) as of June 30, 2006 and 2005, and the results of its operations and its cash flows for each of the two years in the period ended June 30, 2006, and for the period from inception, April 27, 2004, through June 30, 2006, in conformity with U.S. generally accepted accounting principles.

BATEMAN & CO., INC., P.C.

Houston, Texas December 1, 2006

F-2

Member
INTERNATIONAL ASSOCIATION OF PRACTISING ACCOUNTANTS
Offices in Principal Cities Around The World

	PANOSHAN MARKETING CORP.
	(A development stage enterprise)
		Balance Sheets

	June 30,

	2006	2005

ASSETS
Current assets:
Cash in bank	$ 17,510	$ 32,627
Deposits and prepayments	-	-

Total current assets	17,510	32,627

Other assets:
Marketing rights	100	100
Deferred registration costs	20,857	15,799

Total other assets	20,957	15,899

Total assets	$ 38,467	$ 48,526

LIABILITIES
Current liabilities:
Accounts payable and accrued expenses	$ -	$ -

Total current liabilities	-	-

Total liabilities	-	-

STOCKHOLDERS' EQUITY
Common stock, no par value, unlimited authorized,
18,000,000 shares issued and outstanding	60,100	60,100
Contributed capital	5,000	5,000
Deficit accumulated during the development stage	(26,633)	(16,574)

Total stockholders' equity	38,467	48,526

Total liabilities and stockholders' equity	$ 38,467	$ 48,526

The accompanying notes are an integral part of these statements.

	PANOSHAN MARKETING CORP.
		(A development stage enterprise)
		Statements of Operations

	Cumulative,
	April 27, 2004
	Through	Year Ended	Year Ended
	June 30, 2006	June 30, 2006	June 30, 2005

Revenues	$ -	$ -	$ -

General and administrative expenses:
Professional fees	18,251	6,954	11,036
Management fees	8,000	3,000	5,000
Other general and administrative	382	105	156

Total operating expenses	26,633	10,059	16,192

Income (loss) from operations	(26,633)	(10,059)	(16,192)

Other income (expense):	-	-	-

Income (loss) before taxes	(26,633)	(10,059)	(16,192)

Provision (credit) for taxes on income:	-	-	-

Net income (loss)	$ (26,633)	$ (10,059)	$ (16,192)

Basic and diluted earnings (loss) per common share		$ (0.00)	$ (0.00)

Weighted average number of shares outstanding		18,000,000	18,000,000

F-4

The accompanying notes are an integral part of these statements.

		PANOSHAN MARKETING CORP.
			(A development stage enterprise)
			Statements of Stockholders' Equity

				Deficit
				Accumulated
				During the
	Common Stock		Contributed Development
	Shares	Amount	Capital	Stage	Total

Inception, April 27, 2004	-	$ -	$ -	$ -	$ -
Shares issued for cash	5,400,000	60,000			60,000
Shares issued for marketing rights	12,600,000	100			100
Development stage net income (loss)				(382)	(382)

Balances, June 30, 2004	18,000,000	60,100	-	(382)	59,718

Services contributed by officers and
managers for which no stock was issued			5,000		5,000
Development stage net income (loss)				(16,192)	(16,192)

Balances, June 30, 2005	18,000,000	60,100	5,000	(16,574)	48,526

Development stage net income (loss)				(10,059)	(10,059)

Balances, June 30, 2006	18,000,000	$ 60,100	$ 5,000	$ (26,633)	$ 38,467

F-5

The accompanying notes are an integral part of these statements.

	PANOSHAN MARKETING CORP.
		(A development stage enterprise)
		Statements of Cash Flows

	Cumulative,
	April 27, 2004
	Through	Year Ended	Year Ended
	June 30, 2006	June 30, 2006	June 30, 2005

Cash flows from operating activities:
Net income (loss)	$ (26,633)	$ (10,059)	$ (16,192)
Adjustments to reconcile net income (loss) to cash
provided (used) by development stage activities:
Services contributed by officers and managers	5,000	-	5,000
Changes in current assets and liabilities:
Deposits and prepayments	-	-	3,500

Net cash flows from operating activities	(21,633)	(10,059)	(7,692)

Cash flows from investing activities:
Acquisition of marketing rights	100	-	-
Less, Common stock issued therefor	(100)	-	-

Net cash flows from investing activities	-	-	-

Cash flows from financing activities:
Proceeds from sale of common stock	60,000	-	-
(Increase) decrease in deferred registration costs	(20,857)	(5,058)	(5,799)

Net cash flows from financing activities	39,143	(5,058)	(5,799)

Net cash flows	17,510	(15,117)	(13,491)

Cash and equivalents, beginning of period	-	32,627	46,118

Cash and equivalents, end of period	$ 17,510	$ 17,510	$ 32,627

Supplemental cash flow disclosures:
Cash paid for interest	$ -	$ -	$ -
Cash paid for income taxes	-	-	-
Noncash investing and financing activities:
Stock issued for marketing rights	-	-	-
Services contributed by officers and managers	5,000	-	5,000

F-6

The accompanying notes are an integral part of these statements.

PANOSHAN MARKETING CORP.

(A development stage enterprise) Notes to Financial Statements June 30, 2006 and 2005

Note 1 - Organization and summary of significant accounting policies:

Following is a summary of our organization and significant accounting policies:

Organization and nature of business – Panoshan Marketing Corp. (identified in these footnotes as “we” or the Company) is an Alberta, Canada corporation incorporated on April 27, 2004. We are currently based in Calgary, Alberta, Canada. We use a June 30 fiscal year for financial reporting purposes.

Server Researches Incorporated of Calgary, Alberta, Canada owns 70% of our shares.

Our intent is to become a marketer of highly technical hardware and software solutions for computer server installations in Asia. To date, we have been granted marketing rights by Server Researches, Incorporated to distribute its product, “PC Weasel,” in Asia. We expect to obtain rights to market other similar products. We have contracted with Puroil Technology, Inc. to conduct marketing and sales activities on our behalf. We expect that Puroil will identify potential computer products distributors of our licensed products and engage them to distribute the products in Asia.

To date, our activities have been limited to formation, the raising of equity capital, and the development of a business plan. We have engaged an attorney to assist us in registering securities for trading by filing with the U.S. Securities and Exchange Commission and OTC Bulletin Board. The registration statement filed with SEC became effective on February 2, 2006; we are currently in the process of applying for quotation on the OTC Bulletin Board. In the current development stage, we anticipate incurring operating losses as we implements our business plan.

Basis of presentation - The accounting and reporting policies of the Company conform to U.S. generally accepted accounting principles applicable to development stage enterprises. The financial statements have been presented in U.S. dollars, which is our functional currency.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents - For purposes of the statement of cash flows, we consider all cash in banks, money market funds, and certificates of deposit with a maturity of less than three months to be cash equivalents.

Fair value of financial instruments and derivative financial instruments - We have adopted Statement of Financial Accounting Standards regarding Disclosure About Derivative Financial Instruments and Fair Value of Financial Instruments. The carrying amounts of cash, receivables, and current liabilities approximate fair value because of the short maturity of these items. These fair value estimates are subjective in nature and involve uncertainties and matters of significant judgment, and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect these estimates. We not hold or issue financial instruments for trading

PANOSHAN MARKETING CORP.

(A development stage enterprise) Notes to Financial Statements June 30, 2006 and 2005

purposes, nor do we utilize derivative instruments in the management of our foreign exchange, commodity price or interest rate market risks.

Intangible assets/marketing rights – We have adopted Statement of Financial Accounting Standards number 142, Goodwill and Other Intangible Assets, which requires that intangible assets acquired by the issuance of shares be valued initially at fair value and evaluated for impairment at least annually. We acquired marketing rights from our majority shareholders in exchange for common stock. However, SEC rules dictate that transfers of nonmonetary assets to a company by its promoters or shareholders in exchange for stock prior to or at the time of the company's initial public offering should be recorded at the transferors' historical cost basis determined under generally accepted accounting principles. Since the shareholders historical cost basis in the license was $100, it was recorded at that amount. See also Note 5.

Canadian income taxes - Deferred income taxes are reported for timing differences between items of income or expense reported in the financial statements and those reported for income tax purposes in accordance with Statement of Financial Accounting Standards number 109 Accounting for Income Taxes, which requires the use of the asset/liability method of accounting for income taxes. Deferred income taxes and tax benefits are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for tax loss and credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company provides deferred taxes for the estimated future tax effects attributable to temporary differences and carryforwards when realization is more likely than not.

Revenue recognition – Since inception, we have had no revenue. We expect that our future revenue will be in the form of commissions on the sale of PC Weasel and other products that we may represent. We expect to recognize revenue as products are shipped and sales are completed, including the performance of all services required under the terms of the sale. Normally, we do not expect to have to perform significant services in connection with product sales.

Net income per share of common stock – We have adopted FASB Statement Number 128, Earnings per Share, which requires presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. In the accompanying financial statements, basic earnings per share of common stock is computed by dividing net income by the weighted average number of shares of common stock outstanding during the period. Because we experienced an operating loss during the period, the calculation of diluted earnings per share did not include the warrants described in Note 5 below, as the calculation would have been antidilutive.

Note 2 – Future operations:

At June 30, 2006, we were not currently engaged in an operating business and expect to incur development stage operating losses for the next year to eighteen months. We intend to rely on our officers and directors to perform essential functions without compensation until a business operation can be commenced. Management believes we have sufficient capital to implement our business plan and to complete a stock

PANOSHAN MARKETING CORP.

(A development stage enterprise) Notes to Financial Statements June 30, 2006 and 2005

offering (see Note 3 below), and thus will continue as a going concern during this period while the plans are implemented.

Note 3 – Deferred registration costs:

We have engaged an attorney and a securities consulting firm related to the attorney to assist us in filing with the U.S. Securities and Exchange Commission and OTC Bulletin Board to allow us to offer stock for sale to the public. The registration statement filed with SEC became effective on February 2, 2006; we are currently in the process of applying for quotation on the OTC Bulletin Board. We believe that doing this will enable us to raise the capital necessary to implement our business plan. At June 30, 2006 and 2005, we had incurred $20,857 and $15,799, respectively, of attorneys’ fees and other expenses related to the registration statement and OTC Bulleting Board filing. These costs will be deferred until the stock offering is completed, at which time they will be charged against the proceeds of the stock offering.

Through June 30, 2006 and 2005, we have paid the consulting firm a total of $7,000 (2006) and $3,000 (2005) for the filing of our registration statement. We have agreed to pay an additional $3,250 upon approval of quotation of our stock on the OTC/Bulletin Board. If the securities consulting firm places our stock with a market maker for filing of Form 211 on our behalf, we will pay it an additional $3,000 and 25,000 shares of our common stock upon approval of such Form 211.

Note 4 – Canadian income tax:

We follow Statement of Financial Accounting Standards Number 109 (SFAS 109), Accounting for Income Taxes. Deferred income taxes reflect the net effect of (a) temporary difference between carrying amounts of assets and liabilities for financial purposes and the amounts used for income tax reporting purposes, and (b) net operating loss carryforwards. No net provision for Canadian income tax has been made in the accompanying statement of operations because no recoverable taxes were paid previously. Similarly, no deferred tax asset attributable to the net operating loss carryforward has been recognized, as it is not deemed likely to be realized.

The provision for refundable Canadian income tax consists of the following:

	Year Ended	Year Ended
	June 30,	June 30,
	2006	2005

Refundable Canadian income tax attributable to:
Current operations	$(3,400)	$(5,500)
Less, Change in valuation allowance	3,400	5,500

Net refundable amount	$ -	$ -

The cumulative tax effect at the expected rate of 34% of significant items comprising our net deferred tax amount is as follows:

June 30,	June 30,
2006	2005

PANOSHAN MARKETING CORP.

(A development stage enterprise) Notes to Financial Statements June 30, 2006 and 2005

Deferred tax asset attributable to:
Net operating loss carryover	$9,000	$5,600
Less, Valuation allowance	(9,000)	(5,600)

Net deferred tax asset	$ -	$ -

At June 30, 2006, we had an unused net operating loss carryover approximating $26,300 that is available to offset future taxable income; it expires beginning in 2024.

Note 5 – Issuance of shares and warrants:

As of June 30, 2006, the Company had issued shares of its no par value common stock as follows:

			Price Per
Date	Description	Shares	Share	Amount

04/27/04	Shares issued for marketing rights	12,600,000	$.00000	$100
04/27/04	Shares issued for cash	5,400.000	$.01111	60,000

06/30/06	Cumulative Totals	18,000,000		$60,100

In connection with the sale of 5,400,000 shares for cash noted above, we also issued 5,400,000 warrants to the same purchaser. The warrants become effective concurrent with the effective date of the Form F-1 that we intend to file with the Securities and Exchange Commission, and expire one year later. They allow the holder to purchase 1 share of common stock for each 2 warrants tendered, at a price of $0.05 per share. At the time of issuance, the warrants were not deemed to have any value.

We issued 12,600,000 shares of stock to Server Researches, Incorporated in exchange for the right to market their product, PC Weasel, in Asia, which is defined as Japan, Indonesia, Thailand, China, Hong Kong, Taiwan, India, Pakistan, and Malaysia. The transaction has been valued at $100, which was Server Researches’ historical cost basis in the agreement. The term of the agreement is perpetual.

Note 6 – Related party transactions:

We entered into an agreement with Puroil Technology, Inc. under which Puroil will provide management services to us for the two year period ending May 31, 2006 for $1,000 per month. However, we agreed with Puroil to postpone and cancel all fees attendant to the agreement until such time as we are able to pay for these services; accordingly, no charges have been incurred to date. There is no back pay or accrual for the prior services. The services will include general administration, marketing research, potential product location, contract preparation and negotiation, and channel location and negotiation. In addition, we will pay Puroil 15% of revenues we receive related to the PC Weasel product.

Our officers and managers have contributed services during our development stage for which no compensation was paid and no stock was issued. The fair value of such services was estimated at $5,000 for the year ended June 30, 2005. The amount has been reflected as an expense in the statement of operations, with an offsetting credit to Contributed capital.

During the year ended June 30, 2006, we paid a $3,000 fee to our President for his services for the year. The value of contributed, non-paid, services by him or any others was insignificant, and has not been accrued.

PANOSHAN MARKETING CORP.

(A development stage enterprise) Notes to Financial Statements June 30, 2006 and 2005

Note 7 - New accounting pronouncements: The following recent accounting pronouncements:

FASB Statements

Number 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections,

Number 146, Accounting for Costs Associated with Exit or Disposal Activities,

Number 147, Acquisitions of Certain Financial Institutions – an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9,

Number 148, Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123,

Number 149, Amendment of Statement 133 on Derivative Investments and Hedging Activities,

Number 150, Financial Instruments with Characteristics of Both Liabilities and Equity,

Number 151, Inventory Costs – an amendment of ARB 43, Chapter 4,

Number 152, Accounting for Real Estate Time-Sharing Transactions – an amendment of FASB Statements No. 66 and 67,

Number 153, Exchanges of Nonmonetary Assets – an amendment of APB Opinion No. 29,

Number 154, Accounting for Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3,

and FASB Interpretations

Number 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others – and Interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34,

Number 46, Consolidation of Variable Interest Entities – an Interpretation of ARB No. 51,

Number 47, Accounting for Conditional Asset Retirement Obligations,

are not currently expected to have a material effect on our financial Statements.