Form 20-F
period 2007-06-30
PANOSHAN
filed 2007-12-10
CIK 1301369

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended June 30, 2007
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _____________________ to ______________________
OR
[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report:

Commission file number 333-118576

Panoshan Marketing Corp.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Alberta, Canada

(Jurisdiction of incorporation or organization)

1901 Avenue of the Stars, # 931
Los Angeles, CA 90067

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class None	Name of each exchange on which registered None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Stock
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s capital or common stock as of the close of the period covered by the annual report:

18,000,000 shares of common stock as at June 30, 2007.

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

[X]Yes  [   ] No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

[X]Yes  [   ] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filers, or a non-accelerated filer.  See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [X]

Indicate by check mark which financial statement item the registrant has elected to follow.

[   ] Item 17  [X] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).                                                                              [ X ]Yes  [  ] No

________________________________

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

[  ]Yes  [  ] No

TABLE OF CONTENTS

PART I

Financial Information and Accounting Principles

1

Forward-Looking Statements

1

Item 1.

Identity of Directors, Senior Management and Advisors

1

Item 2.

Offer Statistics and Expected Timetable

1

Item 3.

Key Information

1

Item 4.

Information on our Company

7

Item 4A.

Unresolved Staff Comments

9

Item 5.

Operating and Financial Review and Prospects

9

Item 6.

Directors, Senior Management and Employees

11

Item 7.

Major Shareholders and Related Party Transactions

12

Item 8.

Financial Information

13

Item 9.

The Offer and Listing

13

Item 10.

Additional Information

14

Item 11.

Quantitative and Qualitative Disclosures about Market Risk

18

Item 12.

Description of Securities other than Equity Securities

18

PART II

Item 13.

Defaults, Dividend Arrearages and Delinquencies

18

Item 14.

Material Modifications to the Rights of Security Holders and Use of Proceeds.

18

Item 15.

Controls and Procedures

18

Item 16.

[Reserved]…

19

Item 16A. Audit Committee Financial Expert

19

Item 16B. Code of Ethics

19

Item 16C.  Principal Accountant Fees and Services

19

Item 16D. Exemptions from the Listing Standards for Audit Committees

19

Item 16E  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

20

PART III

Item 17.

Financial Statements

20

Item 18.

Financial Statements

20

Item 19.

Exhibits

20

Signatures

21

PART I

Financial Information and Accounting Principles

The financial statements and summaries of financial information contained in this annual report are reported in United States dollars unless otherwise stated.  All such financial statements have been prepared in accordance with United States generally accepted accounting principles.

The consolidated financial statements of our company have been audited by Bateman & Co., Inc., P.C., registered public accounting firm for the years ended June 30, 2007, 2006 and 2005.

Forward-Looking Statements

Except for the statements of historical fact contained herein, some information presented in this annual report constitutes forward-looking statements as that term is defined in Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934.  These statements relate to future events or our future financial performance.  When used in this annual report, the words "estimate", "project", "believe", "anticipate", "intend", "expect", "predict", "may", "should", the negative thereof or other variations thereon or comparable terminology are intended to identify forward-looking statements.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of our company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include those discussed in the section entitled "Risk Factors".  Although we have attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause actual results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, prospective investors should not place undue reliance on forward-looking statements.  The forward-looking statements in this annual report speak only as to the date hereof.  We do not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.  Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

As used in this annual report, the terms "we", "us" and "our" mean Panoshan Marketing Corp., unless otherwise indicated.

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.

KEY INFORMATION

A.

Selected Financial Data

The following table summarizes selected financial data for our company prepared in accordance with United States generally accepted accounting principles for the three fiscal years ended June 30, 2007, 2006 and 2005.  The information in the table was extracted from the financial statements and related notes included in this annual report and should be read in conjunction with such financial statements and related notes and with the information set out under the heading Item 5 "Operating and Financial Review and Prospectus" below.

	For the Years Ended June 30 (US dollars)
	2007	2006	2005
Operating Revenues	$Nil	$Nil	$Nil
Income (Loss) from Operations	($20,966)	($10,059)	($16,192)
Net Income (Loss)	($20,966)	($10,059)	($16,192)
Net Income (Loss) from Operations per Share	$Nil	$Nil	$Nil
Total Assets	$2,759	$38,467	$48,526
Net Assets	$1,644	$38,467	$48,526
Total Shareholders’ Equity	$1,644	$38,467	$48,526
Capital Stock	$39,243	$60,100	$60,100
Number of Shares	18,000,000	18,000,000	18,000,000
Dividends per Share	$0	$0	$0
Weighted Average Number of Shares	18,000,000	18,000,000	18,000,000
Working Capital	$1,544	$17,510	$32,627
Long Term Debt	$0	$0	$0

B.

Capitalization And Indebtedness

Not Applicable.

C.

Reasons for the Offer and Use of Proceeds

Not Applicable.

D.

Risk Factors

The information included in this annual report includes, or is based upon, estimates, projections or other forward-looking statements.  Such forward-looking statements include any projections or estimates made by us and our management in connection with our business operations.  While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes significantly, from any estimates, predictions, projections, assumptions or other future performance suggested herein.

Such estimates, projections or other forward-looking statements involve various risks and uncertainties as outlined below.  We caution the reader that important factors in some cases have affected and could affect actual results in the future, and cause actual results to differ from the results expressed in any such estimates, projections or other forward looking statements.  Prospective investors should consider carefully the risk factors set out below.

Risks Related To Our Financial Condition And Business

We are a start-up company, subject to all the risks of a new business, which may include failure and the loss of your investment.

Our company has a limited operating history.  Our prospects must be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies seeking to acquire or establish new business opportunities.  Our activities to date have included, the formation of our company, the acquisition of a marketing rights agreement for the marketing of the PC Weasel, a computer software product that gives systems administrators the ability to control personal computers remotely when a malfunction has occurred with a particular computer, a small amount of market research and a small amount of product marketing to potential buyers in China in respect of the PC Weasel. Since we have not yet generated any revenue, and may never do so, investors take the risk that our new business may never be able to make a profit or take a very long time to do so.

These risks include, but are not limited to:  (a) the risk that we may have insufficient funds to effectively execute our business plan, in which case our company would likely fail and investors would lose all of their investment; (b) the risk that we cannot secure any outlets for our licensed product(s) in which case no revenues would be generated and as a result which our company would likely fail and investors would lose all of their investments; (c) the risk that our company secures an insufficient number of outlets for our licensed product(s) and that insufficient revenues are generated to ever make our company profitable, in which case, our company would likely fail and investors would lose all of their investments; (d) the risk that our management proves ineffective at marketing the licensed product(s), in which case, our company would likely fail and investors would lose all of their investments; and (e) the risk that our management does not effectively manage cash flows and that our company goes out of business as a result, in which case, our company would likely fail and investors would lose all of their investments.

Official United States government statistics indicate that less than 50% of new businesses survive more than five years. If we do not succeed, investors would lose their entire investments.

Lack of management experience in the proposed business of our company may result in unsatisfactory performance or complete failure of our company, which may result in the loss of your investment.

Because our management lacks direct experience marketing products to foreign companies, investor funds may be at high risk of loss due to the inexperience of the officers and directors of our company who will be making business decisions. This lack of experience may result in their inability to run a successful business. There is no assurance that our company will ever produce earnings.

Our business may not generate sufficient revenues and profits to cover expected expenditures in the foreseeable future. Additional funds may be needed and may not be available under reasonable terms, or at all.

As of the date of this annual report, our company has received no revenues from its proposed business and none are expected in the foreseeable future. On a going-forward basis and until we either generate revenues or conduct some sort of financing, we expect our expenses to average approximately $1,000 per month. We expect to fund these expenses from the cash in our bank account, which at October 31, 2007 had a cash balance of $531.84 for general business purposes, and additional monies to be raised. We have no certainty of raising any such funds and our company could fail as a result. Our auditors have expressed a "going concern" opinion on our financial statements. We may not be able to achieve the level of revenues we require in order to reach profitability or even to continue to operate which means that our business may fail. Without additional capital, either from profits generated through our business, or from new equity invested in our company, or from loans made to our company, our survival may be at risk. Since our incorporation on April 27, 2004, Puroil Technology Inc., a venture capital company that assisted the Company in its initial financing and a provider of general management services and a $5,000 shareholder loan have been our only source of capital. If we are not able to generate profits from the operations of our business, we may need to raise additional capital. There is no assurance that we will be able to raise sufficient capital to meet our continuing needs, under terms we would consider to be acceptable. If we are unable to obtain additional financing as may be required in the future, we may not be able to implement our business and growth strategies, respond to changing business or economic conditions, withstand adverse operating results, consummate possible acquisitions or compete effectively in our marketplace. There can be absolutely no assurance that we will be successful in achieving sustained profitability or ever achieving profitability, or any of our financial objectives, for that matter. With little or no revenues, our company may not be able to continue in operation. The proposed plan for acquiring additional product marketing rights and/or licenses and profiting from sales pursuant to those rights/licenses has inherent risks.

Such inherent risks include risks associated with:  (a) locating and securing product marketing rights and/or licenses; (b) locating and securing sales agents in the Asian market; (c) controlling manufacturing costs and profit margins; and (d) controlling competitor pricing.

The potential market for our product(s) may not develop as we expect and we may not realize any revenues, which means that our business may fail.

While business plans similar to our business plan of being a global marketer of technical products using the Channel Marketing business model (as more fully described under the Item 4B "Business Overview" below) appear to have been adopted by other companies, we have no direct knowledge of exactly how other plans work and what steps are required to develop markets for our product. Due to this lack of specific knowledge, we cannot accurately predict the acceptance of our proposed plan in the marketplace, or if there is even a market for our product, or the timeframe in which any revenues will be achieved. We have informally researched the market to get an indication of the potential, but the possible results of how we may be able to participate remain unpredictable at this time. The evaluation of the market for our licensed product has been and will continue to be done solely by our officers, directors, and Puroil Technology Inc. No independent analysis or study of the market for any licensed product is contemplated. We have no experience with this product and have limited knowledge regarding the potential market for this product. Investors are at risk if our studies have overestimated the market, underestimated the difficulty of us being able to participate in this market and to generate a profit, or both.

Other companies are already engaged in our proposed business of marketing products similar to our intended product types, including our initial product, the PC Weasel, and we expect that more companies may enter this market in the future, which may make it difficult for us to compete or survive.

We intend to market the PC Weasel product in Asia. However, we currently do not have any contracts or distribution agreements with any potential distributors in Asia. It is reasonable to expect that most, if not all, of our competitors may be better capitalized and perhaps better established and connected in the industries we may seek to market in and regulatory circles which may be involved in the ultimate sales process. As a result, it may be very difficult for our company to compete and make a profit in our proposed business.

We compete in an environment that appears, in our management’s opinion, to be dominated by large multination companies with distribution facilities already in place. These companies could reduce the prices of their products to the point that we could be driven out of business which would result in a total loss of your investment (see Item 4B "Business Overview - Competition" below).

We may be liable for the defect in or failure of the products we attempt to sell, resulting in possible legal action and costs or judgments that could put us out of business, for which we have no insurance.

Although we will not be involved in manufacturing products, will not take ownership of a product at any point during its sales cycle, and will not be a party in agreements related to the purchase and sale of any licensed products, it is possible that disputes could arise between buyers and sellers which could result in our company being named as a party in litigation. Presently, our company has no liability insurance coverage for such contingencies and we do not anticipate acquiring any in the future. If we are involved in any litigation resulting from our participation in product sales, it is possible that we could be forced to expend substantial sums on legal fees even if there is no basis for naming our company as a defendant and even if we ultimately win in any such litigation. There can be no assurance that any decision will not result in consequent loss to us and, therefore, to our investors and shareholders.

We are completely dependent on the skills, talents and experience of our management for the development of our business, which may not be adequate enough to ensure our future success, and may result in failure of the business.

One of our directors, Jonathan Levine (who is responsible for the technical review of our products) and James Durward (the President of our consultant, Puroil Technology Inc.) are the only personnel available to develop and implement our proposed business and it is probable that we would not have sufficient capital to hire personnel to continue this work should Mr. Levine or Mr. Durward for any reason cease or be unable to continue to work. Without personnel to replace Mr. Levine or Mr. Durward, we may not continue to operate.

Since our  President controls 70% of the common stock of our company, investors and shareholders have little say in the management of our company, which could make it difficult for them to make changes in operations or management.

Our major shareholder and President, David Berardo, owns approximately 70% of our common stock and is in a position to continue to control our company. This means that Mr. Berardo will have the ability to control our board of directors and major transactions such as mergers and acquisitions. There are no mergers or acquisitions planned at this time. Such close control may be risky to investors because our entire operation is dependent on a very few people who could lack the necessary skills or talent to operate our business, or who could lose interest in pursuing our company’s operations.

We plan to issue securities in return for marketing rights and/or licenses and these share issuances could be highly dilutive to our existing investors.

If we issue shares to acquire additional marketing licenses or rights, this could have a significant dilutive impact on the investments of our existing investors in our company.

We do not control issues related to product supply and we may not be able to get sufficient products delivered due to factors beyond our control.

We may acquire the distribution rights for additional products and the suppliers of those products may not be able to deliver sufficient quantity of a particular product to allow profitable sales by our company.

We plan to acquire additional rights and/or licenses, which may prove to have no value.

If we issue shares to acquire additional marketing licenses or rights, we take on a risk that the licensed product is saleable and profitable.

We do not know how to market the PC Weasel and this may make it difficult, or impossible for us to compete and make a profit from the PC Weasel.

Since our management has limited knowledge as to how to market the PC Weasel, and it does not know how to acquire such knowledge, it is possible that we may never acquire such knowledge with the result being that no revenues or profits are generated from the PC Weasel. Since the PC Weasel is our only product at this time, investors could lose their entire investments.

Our licensed products may become technically obsolete and this may make it difficult or impossible to sell them.

The PC Weasel has technical limitations and those limitations have impacted the saleability of the product. The PC Weasel requires a type of supporting technology that is not offered in new computers and this means that users of the PC Weasel would only be those users that use older technology. As such, there could be no potential buyers ever for the PC Weasel.

Risks Related to this Offering and our Common Stock

We have never paid any cash dividends and none are anticipated in the foreseeable future, so you may never realize any return on your investment unless you sell your shares.

Since we do not anticipate paying dividends (which action is solely within our discretion), investors will only profit by the increase in the value of their shares. Our profits, if any, during the next several years are expected to be used to develop and possibly expand our business. There is no assurance that there will be any increase in the value of the shares or that a liquid trading market will develop for the shares or that our investors will be able to sell their shares in our common stock.

There is a limited market for the common stock so you may lack a market for and liquidity in the shares.

Our common stock is quoted on the OTC Bulletin Board under the symbol "PSHNF". Even though the stock is quoted, there is no assurance a liquid market will develop. If a market does develop for the common stock, at best, it may offer very minimal liquidity for the shares.  If a market for our common shares does not develop, our shareholders may not be able to resell the shares of our common stock that they have purchased and they may lose all of their investment.  Public announcements regarding our company, changes in government regulations, conditions in our market segment and changes in earnings estimates by analysts may cause the price of our common stock to fluctuate substantially.  In addition, the OTC Bulletin Board is not an exchange and, because trading of securities on the OTC Bulletin Board is often more sporadic than the trading of securities listed on a national exchange, our shareholders may have difficulty reselling their shares.

Our stock will likely be low priced, and therefore, not liquid.

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

The National Association of Securities Dealer (NASD) has adopted sales practice requirements which may limit a investor’s ability to buy and sell our shares.

In addition to the "penny stock" rules described above, the NASD has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, the NASD believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. The NASD requirements make it more difficult for broker-dealers to recommend that their customers buy our common shares, which may limit your ability to buy and sell our shares and have an adverse effect on the market for our shares.

Potential future sales pursuant to rule 144 could result in significant additional numbers of shares being available for sale on the open market, which could have a depressing effect upon the price of our common stock, should a market for the stock ever develop.

Of the 18,000,000 shares of our common stock outstanding, 12,600,000 are "restricted securities," as that term is defined under Rule 144 promulgated under the Securities Act of 1933 (the "Act"). In general, under Rule 144, a person (or persons whose shares are aggregated) who has satisfied a one-year holding period may sell, within any three-month period, a number of shares which does not exceed the greater of one (1%) percent of the then outstanding shares of common stock or the average weekly trading volume during the four calendar weeks prior to such sale subject to the Shares being sold through a broker-dealer. Rule 144 also permits the sale of shares, without any quantity limitation, by a person who is not an affiliate of our company and who has beneficially owned the shares a minimum period of two years. Hence, the possible sale of these restricted shares may, in the future, dilute an investor’s percentage of free-trading shares and may have a depressive effect on the price of our common stock.

The 12,600,000 restricted shares will become became eligible to be resold under Rule 144 on November 30, 2008, subject to the volume and manner of sale limitations described above. All 12,600,000 shares are held by our largest shareholder, David Berardo, who is our President. Therefore, these shares are eligible for resale by Mr. Berardo under Rule 144 through a broker-dealer, subject to the volume restrictions stated above

Potential anti-takeover effect of authorized preferred stock could adversely impact the rights of holders of common stock because it may discourage investment in our shares by potential investors and make removal of management more difficult.

Our constating documents authorize the issuance of an unlimited number of preferred stock with the rights, preferences, privileges and restrictions thereof to be determined by our board of directors. Preferred stock can thus be issued without the vote of the holders of our common stock. Rights could be granted to the holders of preferred stock that could reduce the attractiveness of our company as a potential takeover target, make the removal of management more difficult, or adversely impact the rights of holders of our common stock. No preferred stock is currently outstanding, and we have no present plans for the issuance of any shares of preferred stock.

ITEM 4.

INFORMATION ON OUR COMPANY

A.

History and Development of our Company

Our company was incorporated on April 27, 2004, under the laws of the Province of Alberta, Canada and our plan of business is to become a global marketer of technical products. The basic premise of our plan is that, while certain companies may be very good at developing technical products, some of those same companies may be very poor at marketing their products, either domestically or worldwide. We plan to negotiate the purchase of marketing rights and/or licenses from developer companies that possess technical products that fit this description. We then plan to locate and negotiate distribution contracts with third party distributors. We plan to profit from the spread between what we are required to pay our supplier companies and what the final price the distributors will pay to our company. We currently have the rights to market one product, the PC Weasel, a computer software product that gives systems administrators the ability to control personal computers remotely when a malfunction has occurred with a particular computer, in Asia. This product is built in Canada by our former parent company, Server Researches Inc.. We have no other products under license at this time and we are not in negotiations to acquire any other product licenses at this time.

Since our incorporation, we have concentrated our activities on putting into place the operating structure of our company, registering a stock offering, and attaining a quotation of our stock on the OTC Bulletin Board. Limited marketing research has been conducted by our consultant, Puroil Technology Inc., the president of which agent has traveled to China and visited a number of potential distributors. Product sample, were delivered to some potential marketing partners, but no distribution deals have been signed and no sales have been made to date. Our company continues to believe that market penetration may require us to provide PC Weasel demonstration products in order to familiarize the distributors and potential users with the product.

Our principal place of business is located at 1901 Avenue of the Stars, # 931, Los Angeles, CA 90067. Our telephone contact is (310) 282-0821. Our email contact is d.berardo@yahoo.com.

Our registered agent is Thomas Milley, whose office is located at Suite 1200, 1015-4th. St. SW, Calgary, Alberta, Canada, T2J 1J4. Tel: (403) 252-9937.

B.

Business Overview

Description of Business Model

We intend to use the "Channel Marketing business model", as it is well known and worldwide in scope. Channel Marketing is a method of product distribution whereby the manufacturing, wholesaling, and retailing functions are distinct and separate and are often owned by unrelated parties. This method of product distribution allows each party to focus on their respective functions with the intended result being a more efficient process. Channel Marketing allows product developers to do what they do best (i.e. develop products, without the expenses and risks associated with marketing and selling the products). Channel Marketing typically includes a product creator or manufacturer, a wholesale distribution entity, a local retail distributor and a retail sales entity. In respect of this model, our company may be considered acting as a wholesale distributor and will be seeking to establish agreements with third party channel marketing entities that occupy the local area distribution link of this chain.

Product Summary

The PC Weasel provides systems administrators with what we view as an important missing function in personal computer ("PC") based servers, the ability to control computers remotely when the computers have malfunctioned.

The PC Weasel allows the system administrator to reset the defective PC, thereby, allowing system administrators to remotely diagnose and reset the PC server if required. As the PC Weasel is designed to work with PC’s, and PC’s are, in management’s opinion (such opinion based solely on internet based searches) widely used and in a state of declining prices, we believe this situation creates an opportunity for marketing the PC Weasel. A product like the PC Weasel, allowing for PC diagnosis when a problem occurs, is what our management believes is an inexpensive way to maintain a PC. The PC Weasel’s market, to date, has been driven by demand for inexpensive PC’s as an alternative to the large server manufacturers such as SUN or IBM. Over the last 5 years, approximately 3,000 PC Weasels have been sold with virtually no marketing. Our first license relates to the PC Weasel (www.realweasel.com). This website is owned and operated by our licensor, Server Researches Inc., who is not affiliated with our company by virtue of the president of that company being a Director of our Company.

Competition

The PC Weasel is not the only product on the market that offers PC remote access. However, to our knowledge, it is the only product on the market that has a patented process. Larger companies (e.g. IBM, HP and Dell) have the resources to enter this market with a similar product that enhances their servers by utilizing their extensive research and developments capabilities.

It is possible that a competitor could copy our business plan. We do, however, believe that the potential market is large enough that we should have an opportunity to participate in it to some extent in the future, and expect to be able to generate profits in the process of doing so. We must caution, however, that there is no assurance that we will, in fact, be able to compete profitably in this market.

Product Details

The PC Weasel provides systems administrators with the ability to control PCs remotely in the case where the computers have malfunctioned. The PC Weasel allows the system administrator to remotely diagnose and reset a defective PC. The PC Weasel has technical limitations which restricts its use to older model computers and, as such, the product is marketable only to those users that continue to use older computers in their operations.

Our Intellectual Property

We do not presently own any patents or trademarks in respect of the PC Weasel or any other product. We do own a license and concession in respect of the distribution of the PC Weasel in Asia. Our success may depend in part upon our ability to preserve our trade secrets, obtain and maintain possible protection for our business model(s) and process(es), and to operate without infringing the proprietary rights of other parties. However, we may rely on certain proprietary technologies, trade secrets, and know-how that are not patentable. Although we may take action to protect our unpatented trade secrets and our proprietary information, in part, by the use of confidentiality agreements with our employees, consultants and certain of our contractors, we cannot guaranty that any of these agreements will not be breached, that we would have adequate remedies for any breach, or that our proprietary trade secrets and know-how will not otherwise become known or be independently developed or discovered by competitors. We cannot guarantee that our actions will be sufficient to prevent imitation or duplication of our services by others or prevent others from claiming violations of their trade secrets and proprietary rights.

Employees

All operational activities are carried out by our officers and directors, who provide their services at no cost to our company until such time as our company can afford to begin paying for operation and management services. Once our company generates revenues and has generated sufficient cash reserves, in an amount to be determined solely by our company’s management, we will commence paying its officers salaries for their services. Management has not yet determined how much it will need in revenues or cash reserves. Puroil Technology Inc. had a two-year contract with our company whereby it provided management services to our company, including marketing research, channel identification, contract negotiation and general administrative management, for a flat fee of $1,000 per month plus a 15% sales commission. This contract has expired and Puroil has verbally agreed to provide management services until we can afford to pay management fees. Puroil has also verbally agreed that there is no accrual or back pay allowance for unpaid fees or sales commissions. This agreement is verbal and no written documentation has been executed in connection with this waiver agreement for unpaid fees or sales commissions.

C.

Regulatory Matters

We are not aware that there are any regulatory matters that may affect our business.

D.

Organizational Structure

As of the date of this filing, our company has no subsidiaries.

E.

Property, Plants and Equipment

Our company owns no properties and is provided office space, at no cost, by our President, David Berardo. This arrangement is expected to continue until our company has sufficient revenues to pay for office space.

ITEM 4A.

UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The information set forth below in this Item is presented in accordance with United States generally accepted accounting principals.  The following discussion and analysis should be read in conjunction with Item 3A "Selected Financial Data" and our company’s audited financial statements, the notes thereto and other financial information appearing elsewhere in this annual report.  In addition to historical information, the following discussion and analysis and other parts of this annual report contain forward-looking statements that reflect our plans, estimates, intentions, expectations and beliefs.  Actual results could differ materially from these discussed in the forward-looking statements.  See Item 3D "Risk Factors" for a discussion of some, but not all, factors that could cause or contribute to such differences.

Overview

We believe that our company will have insufficient cash resources to operate at the present level of operations and expenditures for the next 12 months and, as a result, will need to obtain financing from either a debt or equity issue, or a combination with a third party that has sufficient cash flow to allow us to continue our operations. Our average operating costs are expected to be approximately $1,000 per month and are not expected to exceed this level within the next 12 months.

These general operating costs include:

(a)

marketing, and administration – average $200 per month (includes market studies); and

(b)

public reporting costs – average $800 per month.

The costs set forth below under the heading "Milestones" are included in the average monthly operating costs. Depending upon a variety of factors that may affect our business plan and proposed operations, we may seek additional capital in the future, either through debt, equity or a combination of both. We may also acquire other assets through the issuance of stock. No assurances can be given that such efforts will be successful. We have no contractual obligations at present for raising additional capital or acquiring other assets. We will require additional capital during the 2008 fiscal year.

Milestones

The following is the history and projected future activities of the company in milestone format.

1.

Development of the concept and preliminary planning for entering into the technical product licensing business was completed in early 2004.

2.

Development of a target source list founded upon Internet-based searches, telephone calls, and a trip to China was completed in late 2005 by the President of our agent, Puroil Technology Inc. This travel was paid for by the President of Puroil and our Company has no obligation to reimburse him for the expenses.

3.

In June, 2006, we made a verbal agreement with our Server Researches Incorporated to provide up to 10 PC Weasels as demonstration products for distribution to potential Asian distributors. Server Researches Incorporated has agreed to provide these products at no cost and there is no future obligation for payment.

4.

We delivered two demonstration PC Weasels to potential Asian distributors in the first quarter of 2007. We have not generated revenues after these deliveries and we don’t know whether any revenues will be generated at all.

5.

Our company will require additional capital in order to remain in business. At this time there are no contractual obligations with any party to provide such capital.

A.

Operating Results

There have been no revenues from the date of incorporation on April 27, 2004 to the year ended June 30, 2007. Panoshan realized net losses for the 12-month period ended June 30, 2007 of $20,966 as compared to net losses of $10,059 for the 12-month period ended June 30, 2006. The increase was due to increased costs of general and administrative expenses.

Panoshan had total assets of $2,759 at June 30, 2007. These assets were comprised of $2,659 in cash and $100 in marketing rights.

Panoshan had total current liabilities of $1,115 at June 30, 2007.

At June 30, 2007, Panoshan had $1,544 in working capital, compared to $17,510 in working capital at June 30, 2006.

B.

Liquidity and Capital Resources

At June 30, 2007, Panoshan’s total current assets of $2,659 exceeded its current liabilities of $1,115, compared to total current assets of $17,510 as of June 30, 2006. We have relied on the amount of $60,000 realized from the sale of 5,400,000 shares in April 2004 to fund our operations to June 30, 2007. There can be no assurance that financing will be available to the Company in an amount and on terms acceptable to us, as and when required, or at all. We do not expect to expend more than $12,000 over the 12-month period beginning July 1, 2007 and we plan to keep costs at a minimum until such time as revenues are generated to cover any increased costs.

All of our funds have come from the sale of securities and a $5,000 shareholder loan, which loan is non-interest bearing and payable on demand. We have not raised any other funds since July 30, 2004.   We have no revenues and have not had any revenues for the last two fiscal years.

C.

Research and Development, Patents and Licenses, etc.

We do not currently, and did not previously, have research and development policies in place.  Over the past three fiscal years no funds were expended by our company on research and development activities.

D.

Trend Information

We are not currently aware of any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on its financial condition.

E.

Off-Balance Sheet Arrangements

We do not currently have any off-balance arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

F.

Tabular Disclosure of Contractual Obligations

As of June 30, 2007, we do not have any material contractual obligations.

G.

Safe Harbor

Not applicable.

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

The following table sets forth certain information in respect of our directors and executive officers, as of the date hereof:

Name	Age	Position	Date Elected
David Berardo 1901 Avenue of the Stars, #931 Los Angeles, CA 90067	65	President, Chief Financial Officer, Director	November 29, 2007
Jonathan Levine P.O. Box 13 Millarville, Alberta T0L 1K0	46	Director	April 28, 2004
Christopher Kolacy 421 East Shirley, #2 Beverly Hills, California 90232	34	Director, Secretary	April 28, 2004

Mr. Berardo has been President, Chief Financial Officer and a director of our company November 29, 2007.  Mr. Berardo has over 35 years of experience as a business and tax lawyer.  He was graduated from Pomona College in Claremont, California with a B.A. degree in International Relations.  Since graduation from the University of California Los Angeles School of Law in 1967, he has devoted most of his professional career to domestic and international business transactions.  Mr. Berardo serves as an officer and director of several California corporations that acquire and finance the acquisition of companies engaged in international business transactions.  He is also the executive director of an international charity.  Mr. Berardo will serve as the President of our company and will be responsible for overseeing our business expansion.

Mr. Levine, a director of our company since its incorporation, was a founder and remains a part-owner of Canada Connect Corporation ("CCC"). CCC was founded in 1994 and is essentially an Internet consulting company and service provider. He is also the President and part-owner of Middle Digital Incorporated and Server Researches Incorporated. Mr. Levine was the designer of the PC Weasel and primary inventor on the US patent (issued on May 4, 2004). Mr. Levine’s experience in hardware design and manufacture is directly relevant to our business plan, as described in Item 4B "Business Overview" above.  Mr. Levine plans to devote 30% of his time to our operations. Mr. Levine has a high school education.

Mr. Kolacy, has been Secretary, Treasurer and a director of our company since its incorporation. From 1996 to 1999, Mr. Kolacy was a personal trainer at Desert Mountain Resort in Scottsdale, Arizona. From 2000 to 2002, Mr. Kolacy served as Office Manager and Assistant to the President of Mountain Desert Properties, Inc. in Scottsdale Arizona. His responsibilities included sales, marketing web site design and client relations. Since 2002, Mr. Kolacy has served as Administrative Vice President for CanAm Capital Corp. (a private venture funding company) in Los Angeles, California where he oversees all administrative functions of CanAm Capital Corp. Mr. Kolacy devotes time as required.

There are no family relationships among our officers, directors, or persons nominated for such positions.

There are no arrangements or understandings between our directors and/or executive officers and any other person pursuant to which that director/executive officer was selected.

No officer or director and no promoter or significant employee of our company has been involved in legal proceedings that would be material to an evaluation of our management.

None of our directors has been involved in any bankruptcy or criminal (excluding traffic violations and other minor infractions) proceedings. None of our directors is subject to any order, judgment or decree related to his involvement in any type of business, securities or banking activities or has been found to have violated a federal or state securities or commodities law.

B.

Compensation

During the last full fiscal year, we did pay compensation to any of our directors or members of our administrative, supervisory or management bodies. We have no formal arrangement pursuant to which our directors are compensated by us for the services rendered in their capacity as our directors.

C.

Board Practices

Our directors are elected to serve until the next annual meeting of shareholders and until their successors have been elected.  Our executive officers are elected annually by our board of directors and hold such positions until the following year or until his successor is duly elected by our board of directors, at its discretion.  Mr. Levine and Mr. Kolacy have served as directors of our company from incorporation and Mr. Berardo has served since November 29, 2007.

There are no service contracts between our company and any of our officer’s providing for benefits upon termination of employment.

As of the date hereof, we do not have an audit, nominating, or compensation committee of our board of directors.

D.

Employees

Other than the officers of the Company, we do not have any employees.

E.

Share Ownership

The following table sets forth information, as of June 30, 2007, with respect to the beneficial ownership (on a fully diluted basis) of our common stock by each of our officers and directors, and by the officers and directors of the Company as a group. Information is provided on a fully diluted basis (i.e. beneficial ownership of common stock is stated as if all outstanding options, warrants, rights and conversion privileges are exercised and additional shares of common stock are issued).

Title of Class of Stock	Beneficial Owner	Number of Shares Held	Percentage of Class (1)
Common	Jonathan Levine	Nil	0%
Common	Christopher Kolacy	Nil	0%
Common	David Berardo	12,600,000	70%
	TOTAL (All Officers and Directors as a group):	12,600,000	70%

Note:
(1)  Based on 18,000,000 shares of common stock outstanding.

The Company has no stock option plan

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

The following table sets forth information, as of December 4, 2007, with respect to the beneficial ownership of our common stock by each person known to be the beneficial owner of more than 5% of our outstanding common stock.

Title of Class of Stock	Beneficial Owner	Number of Shares Held	Percentage of Class (1)
Common	David Berardo	12,600,000	70%

Note:
(1)  Based on 18,000,000 shares of common stock outstanding.

B.

Related Party Transactions

Since the date of our incorporation, transactions in which a director or executive officer or nominee for election as a director, or any member of the immediate family of any director or executive officer of Panoshan had, or is to have a direct or indirect material interest, are as follows:

On November 29, 2007, our President, David Berardo, acquired 12,600,000 common shares of our stock from the former control shareholder for a cost of $60,000.00.

C.

Interests of Experts and Counsel

Not applicable.

ITEM 8.

FINANCIAL INFORMATION

A.

Consolidated Statements, and Other Financial Information

The required audited financial statements for the fiscal year ended June 30, 2007 are provided at the end of this annual report starting on Page F-1.

Significant Changes

Other than as disclosed herein, no significant change has occurred in our financial statements since the fiscal year ended June 30, 2007.

Legal Proceedings

There are no legal proceedings to which we are a party or of which any of our property is subject.  There are no legal proceedings to which any director, officer or affiliate of our company or any associate of such director, officer or affiliate of our company, is a party or has a material adverse interest to us.

Dividend Distributions

Holders of our common stock are entitled to receive dividends as may be declared from time to time by our board of directors, in its direction, out of funds legally available for that purpose.  We intend to retain future earnings, if any, for use in the operation and expansion of our business and do not intend to pay cash dividends in the foreseeable future.

ITEM 9.

THE OFFER AND LISTING

A.

Offer and Listing Details

Our common stock is quoted for trading on the OTC Bulletin Board under the symbol "PSHNF".  There have been no trades of our common stock since quotation thereof began on June 15, 2007.  There is no priority history for our common stock.

B.

Plan of Distribution

Not applicable.

C.

Markets

Our common stock has been quoted on the OTC Bulletin Board under the symbol "PSHNF" since June 15, 2007.

D.

Selling Shareholders

Not applicable.

E.

Dilution

Not applicable.

F.

Expenses of the Issue

Not applicable.

ITEM 10.

ADDITIONAL INFORMATION

A.

Share Capital

Not applicable.

B.

Memorandum and Articles of Association

The information set forth under the Item "Description of Securities" in our company’s Form F-1, as amended, filed with the Securities and Exchange Commission on January 20, 2006, is hereby incorporated by reference.

C.

Material Contracts

               None

D.

Exchange Controls

As of the date hereof, there are no governmental laws, decrees or regulations in Canada on the export or import of capital, or which impose foreign exchange controls or affect the remittance of interest, dividends or other payments to non-resident holders of our common stock. However, dividends paid to U.S. residents, are subject to a 15% withholding tax or a 5% withholding tax for dividends if the shareholder is a corporation owning at least 10% of the outstanding voting shares of our company pursuant to Article X of the reciprocal tax treaty between Canada and the U.S. (see Item 10E "Taxation" below).

Except as provided in the Investment Canada Act, which has provisions that restrict the holding of voting shares by non-Canadians, there are no limitations specific to the rights of non-Canadians to hold or vote our common shares under the laws of Canada or Alberta, or in our charter documents.  The following summarizes the principal features of the Investment Canada Act for non-Canadian residents proposing to acquire our common shares.

This summary is of a general nature only and is not intended to be, and should not be construed to be, legal advice to any holder or prospective holder of our common shares, and no opinion or representation to any holder or prospective holder of our common shares is hereby made.  Accordingly, holders and prospective holders of our common shares should consult with their own legal advisors with respect to the consequences of purchasing and owning our common shares.

The Investment Canada Act governs the acquisition of Canadian businesses by non-Canadians.  Under the Investment Canada Act, non-Canadian persons or entities acquiring "control" (as defined in the Investment Canada Act) of a corporation carrying on business in Canada are required to either notify, or file an application for review with, Industry Canada.  Industry Canada may review any transaction which results in the direct or indirect acquisition of control of a Canadian business, where the gross value of corporate assets exceeds certain threshold levels (which are higher for investors from members of the World Trade Organization, including United States residents, or World Trade Organization member-controlled companies) or where the activity of the business is related to Canada’s cultural heritage or national identity. No change of voting control will be deemed to have occurred, for purposes of the Investment Canada Act, if less than one-third of the voting control of a Canadian corporation is acquired by an investor.

If an investment is reviewable under the Investment Canada Act, an application for review in the form prescribed is normally required to be filed with Industry Canada prior to the investment taking place, and the investment may not be implemented until the review has been completed and the Minister responsible for the Investment Canada Act is satisfied that the investment is likely to be of net benefit to Canada.  If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian applicant must not implement the investment, or if the investment has been implemented, may be required to divest itself of control of the Canadian business that is the subject of the investment.

Certain transactions relating to our common stock would be exempt from the Investment Canada Act, including:

(a)

the acquisition of our common stock by a person in the ordinary course of that person’s business as a trader or dealer in securities;

(b)

the acquisition of control of our company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Canada Act; and

(c)

the acquisition of control of our company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of our company, through ownership of our common stock, remains unchanged.

We are relying on the first exception in the case of the acquisition of the 12,600,000 shares by David Berardo.

E.

Taxation

Material Canadian Federal Income Tax Consequences

We consider that the following general summary fairly describes the principal Canadian federal income tax consequences applicable to a holder of our common stock who is a resident of the United States, who is not, will not be and will not be deemed to be a resident of Canada for purposes of the Income Tax Act (Canada) and any applicable tax treaty and who does not use or hold, and is not deemed to use or hold, his common stock in the capital of our company in connection with carrying on a business in Canada (a "non-resident holder").

This summary is based upon the current provisions of the Income Tax Act, the regulations thereunder (the "Regulations"), the current publicly announced administrative and assessing policies of the Canada Revenue Agency and the Canada- United States Tax Convention (1980), as amended (the "Treaty").  This summary also takes into account the amendments to the Income Tax Act and the Regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals") and assumes that all such Tax Proposals will be enacted in their present form. However, no assurances can be given that the Tax Proposals will be enacted in the form proposed, or at all.  This summary is not exhaustive of all possible Canadian federal income tax consequences applicable to a holder of our common stock and, except for the foregoing, this summary does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax consequences described herein.

This summary is of a general nature only and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular holder or prospective holder of our common stock, and no opinion or representation with respect to the tax consequences to any holder or prospective holder of our common stock is made.  Accordingly, holders and prospective holders of our common stock should consult their own tax advisors with respect to the income tax consequences of purchasing, owning and disposing of our common stock in their particular circumstances.

Dividends

Dividends paid on our common stock to a non-resident holder will be subject under the Income Tax Act to withholding tax which tax is deducted at source by our company.  The withholding tax rate for dividends prescribed by the Income Tax Act is 25% but this rate may be reduced under the provisions of an applicable tax treaty. Under the Treaty, the withholding tax rate is reduced to 15% on dividends paid by our company to residents of the United States and is further reduced to 5% where the beneficial owner of the dividends is a corporation resident in the United States that owns at least 10% of the voting stock of our company.

The Treaty provides that the Income Tax Act standard 25% withholding tax rate is reduced to 15% on dividends paid on stock of a corporation resident in Canada (such as our company) to residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation resident in the United States that owns at least 10% of the voting stock of the corporation paying the dividend.

Capital Gains

A non-resident holder is not subject to tax under the Income Tax Act in respect of a capital gain realized upon the disposition of a common share of our company unless such share is "taxable Canadian property" (as defined in the Income Tax Act) of the non-resident holder.  Our common stock generally will not be taxable Canadian property of a non-resident holder unless the non-resident holder alone or together with non-arm’s length persons owned, or had an interest in an option in respect of, not less than 25% of the issued stock of any class of our capital stock at any time during the 60 month period immediately preceding the disposition of the stock. In the case of a non-resident holder resident in the United States for whom stock of our company are taxable Canadian property, no Canadian taxes will generally be payable on a capital gain realized on such stock by reason of the Treaty unless the value of such stock is derived principally from real property situated in Canada.

Material United States Federal Income Tax Consequences

The following is a general discussion of certain possible United States Federal foreign income tax matters under current law, generally applicable to a U.S. Holder (as defined below) of our common stock who holds such stock as capital assets.  This discussion does not address all aspects of United States Federal income tax matters and does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences.  See "Certain Canadian Federal Income Tax Consequences" above.

The following discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time.  In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.  No assurance can be given that the IRS will agree with such statements and conclusions, or will not take, or a court will not adopt, a position contrary to any position taken herein.

The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal, business or tax advice to any holder or prospective holder of our common stock, and no opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is made.  Accordingly, holders and prospective holders of common shares are urged to consult their own tax advisors with respect to Federal, state, local, and foreign tax consequences of purchasing, owning and disposing of our common shares.

U.S. Holders

As used herein, a "U.S. Holder" includes a holder of less than 10% of our common shares who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, any entity which is taxable as a corporation for United States tax purposes and any other person or entity whose ownership of our common stock is effectively connected with the conduct of a trade or business in the United States.  A U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of our common stock is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

Distributions

The gross amount of a distribution paid to a U.S. Holder will generally be taxable as dividend income to the U.S. Holder for United States federal income tax purpose to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles.  Distributions which are taxable dividends and which meet certain requirements will be "unqualified dividend income" and taxed to U.S. Holders at a maximum United States federal rate of 15%.  Distributions in excess of our current and accumulated earnings and profits will be treated first as a tax-free return of capital to the extent the U.S. Holder’s tax basis in the common stock and, to the extent in excess of such tax basis, will be treated as a gain from a sale or exchange of such stock.

Capital Gains

In general, upon a sale, exchange or other disposition of common stock, a U.S. Holder will generally recognize a capital gain or loss for United States federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other distribution and the U.S. Holder’s adjusted tax basis in such stock.  Such gain or loss will be a United States source gain or loss and will be treated as a long-term capital gain or loss if the U.S. Holder’s holding period of the stock exceeds one year.  If the U.S. Holder is an individual, any capital gain will generally be subject to United States federal income tax at preferential rates if specified minimum holding periods are met.  The deductibility of capital losses is subject to significant limitations.

Foreign Tax Credit

A U.S. Holder who pays (or has had withheld from distributions) Canadian income tax with respect to the ownership of our common stock may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax.  This election is made on a year-by-year basis and generally applies to all foreign income taxes paid by (or withheld from) the U.S. Holder during that year.  There are significant and complex limitations which apply to the tax credit, among which is an ownership period requirement and the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his or its worldwide taxable income.  In determining the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources.  Complex rules govern this classification process.  There are further limitations on the foreign tax credit for certain types of income such as "passive income", "high withholding tax interest", "financial services income", "shipping income", and certain other classifications of income.  The availability of the foreign tax credit and the application of these complex limitations on the tax credit are fact specific and holders and prospective holders of our common stock should consult their own tax advisors regarding their individual circumstances.

Passive Foreign Investment Corporation

We do not believe that we are a passive foreign investment corporation (a "PFIC") because we have realized no income, domestic or foreign.  However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets and stock from time to time, there is no assurance that we will not be considered a PFIC for any taxable year.  If we were treated as a PFIC for any taxable year during which a U.S. Holder held stock, certain adverse tax consequences could apply to the U.S. Holder.

If we are treated as a PFIC for any taxable year, gains recognized by such U.S. Holder on a sale or other disposition of stock would be allocated ratably over the U.S. Holder’s holding period for the stock .  The amount allocated to the taxable year of the sale or other exchange and to any year before we became a PFIC would be taxed as ordinary income.  The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as applicable, and an interest charge would be imposed on the amount allocated to such taxable year.  Further, any distribution in respect of stock in excess of 125% of the average of the annual distributions on stock received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation as described above.  Certain elections may be available to U.S. Holders that may mitigate some of the adverse consequences resulting from PFIC status.  However, regardless of whether such elections are made, dividends paid by a PFIC will not be "qualified dividend income" and will generally be taxed at the higher rates applicable to other items of ordinary income.

We will establish an office for the Company in the U.S. and engage in a U.S. trade or business for U.S. tax purposes.  Therefore, future foreign source income should not result in the Company being classified as a PFIC.

U.S. Holders and prospective holders should consult their own tax advisors regarding the potential application of the PFIC rules to their ownership of our common stock.

F.

Dividends and Paying Agents

Not applicable.

G.

Statements by Experts

Not applicable.

H.

Documents on Display

Documents and agreements concerning our company may be viewed by appointment during regular business hours at Suite 1200, 1015 - 4th. St. SW, Calgary, Alberta, Canada T2J 1J4.

I.

Subsidiary Information

As of the date hereof, our company does not have any subsidiaries.

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.

CONTROLS AND PROCEDURES

As required by Rule 13a-15 under the Securities Exchange Act of 1934, as of the end of the period covered by this annual report, being June 30, 2007, we have carried out an evaluation of the effectiveness of the design and operation of our company’s disclosure controls and procedures.  This evaluation was carried out under the supervision and with the participation of our company’s management, including our Chief Executive Officer and our Chief Financial Officer.  Based upon that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures are effective as at the end of the period covered by this annual report.  There have been no changes in our internal controls over financial reporting that occurred during our most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect our internal controls over financial reporting.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time period specified in the SEC’s rules and forms.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Securities Exchange Act of 1934 is accumulated and communicated to management including our Chief Executive Officer and Chief Financial Officer as appropriate, to allow timely decisions regarding required disclosure.

ITEM 16.

[RESERVED]

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company presently does not have an audit committee and accordingly, we do not have an audit committee member who qualifies as an "audit committee financial expert" or who is "Independent" as that is defined by Rule 4200(a)(15) of the NASDAQ Market Rules.  Our board of directors performs the same functions as an audit committee.  Since there are no independent members of the board, it is not feasible at this time to have an audit committee.

ITEM 16B.

CODE OF ETHICS

We have not adopted a written code of ethics that meets the United States Sarbanes-Oxley standards.  We have not seen any need to adopt a written code of ethics on the basis that our corporate culture effectively deters wrongdoing and promotes honest and ethical conduct, full, fair and accurate, timely, and understandable disclosure in reports and documents, the compliance with applicable governmental laws, rules and regulations, the prompt internal reporting.

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our board of directors appointed Bateman & Co., Inc., P.C. as our principal accountant to audit our financial statements for the fiscal year ended June 30, 2007.

Audit Fees

The aggregate fees billed by Bateman & Co. for professional services rendered for the audit of our annual financial statements for the fiscal years ended June 30, 2007 and 2006 were $5,848 and $4,219, respectively.

Audit Related Fees

The aggregate fees billed for assurance and related services by Bateman & Co. relating to the performance of the audit or review of our financial statements for the fiscal years ended June 30, 2007 and 2006 which are not reported under the heading "Audit Fees" above, were $0 and $945, respectively.

Tax Fees

For the fiscal years ended June 30, 2007 and 2006, the aggregate fees billed for tax compliance, tax advice and tax planning by Bateman & Co. were $Nil and $Nil, respectively.

All Other Fees

For the fiscal years ended June 30, 2007 and 2006, the aggregate fees billed by Bateman & Co., as applicable, for products and services, other than the services set out above, were $0 and $0, respectively.

Audit Committee Pre-Approved Procedures

Our board of directors pre-approves all services provided by our principal accountant.  All of the services and fees described under the heading "Audit Fees", "Audit Related Fees", "Tax Fees" and "All Other Fees" above were reviewed and approved by our board of directors before the respective services were rendered and none of such services were approved by our board of directors pursuant to paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X.

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY OUR COMPANY AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17.

FINANCIAL STATEMENTS

See Item 18 "Financial Statements" below.

ITEM 18.

FINANCIAL STATEMENTS

Our audited financial statements for the fiscal year ended June 30, 2007 are provided herein starting on page F-1.

ITEM 19.

EXHIBITS

Exhibit Number	Description
1.1	Articles of Incorporation (1)
1.2	Bylaws (1)
4.1	Warrant Agency Agreement (1)
4.2	License Agreement dated July 19, 2004 entered into with Server Researches Inc. (1)
4.3	Consulting Agreement with International Securities Group, Ltd., dated August 6, 2004 (1)
12.1	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Chief Executive Officer and Chief Financial Officer (2)
12.3	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Chief Executive Officer and Chief Financial Officer (2)

Notes:

(1)  Incorporated by reference to our Form F-1/A filed on January 20, 2006.

(2)  Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PANOSHAN MARKETING CORP.

Per:

/s/ David J. Berardo

David J. Berardo
President, Chief Financial Officer, and Director
(Principal Executive Officer)

Dated: December 10, 2007

21

PANOSHAN MARKETING CORP.
(A development stage enterprise)
Index to Financial Statements

Bateman & Co., Inc., P.C.
Certified Public Accountants
5 Briardale Court
Houston, Texas 77027-2904
(713) 552-9800
FAX (713) 552-9700
www.batemanhouston.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Stockholders
Of Panoshan Marketing Corp.

We have audited the accompanying balance sheets of Panoshan Marketing Corp., (a Alberta, Canada corporation and a development stage enterprise) as of June 30, 2007, 2006, and 2005, and the related statements of operations, stockholders’ equity, and cash flows for the each of the three years in the period ended June 30, 2007, and for the period from inception, April 27, 2004, through June 30, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Panoshan Marketing Corp. (a development stage enterprise) as of June 30, 2007, 2006, and 2005, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2006, and for the period from inception, April 27, 2004, through June 30, 2007, in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company is not currently engaged in a business and has suffered losses from development stage activities to date approximating $47,500, and has net worth of approximately $1,600, all of which raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

BATEMAN & CO., INC., P.C.

Houston, Texas
November 15, 2007

Member
INTERNATIONAL ASSOCIATION OF PRACTISING ACCOUNTANTS
Offices in Principal Cities Around The World

PANOSHAN MARKETING CORP.
(A development stage enterprise)
Balance Sheets

		June 30,
	2007	2006	2005
ASSETS
Current assets:
Cash in bank	$2,659	$17,510	$32,627
Total current assets	2,659	17,510	32,627

Other assets:
Marketing rights	100	100	100
Deferred registration costs	-	20,857	15,799
Total other assets	100	20,957	15,899
Total assets	$2,759	$38,467	$48,526

LIABILITIES
Current liabilities:
Account payable, related party	$1,115	$-	$-
Total current liabilities	1,115	-	-
Total liabilities	1,115	-	-

STOCKHOLDERS' EQUITY
Common stock, no par value, unlimited authorized,
18,000,000 shares issued and outstanding	39,243	60,100	60,100
Contributed capital	10,000	5,000	5,000
Deficit accumulated during the development stage	(47,599)	(26,633)	(16,574)
Total stockholders' equity	1,644	38,467	48,526
Total liabilities and stockholders' equity	$2,759	$38,467	$48,526

The accompanying notes are an integral part of these statements.

PANOSHAN MARKETING CORP.
(A development stage enterprise)
Statements of Operations

	Cumulative,
	April 27, 2004
	Through	Year Ended June 30,
	June 30, 2007	2007	2006	2005

Revenues	$-	$-	$-	$-

General and administrative expenses:
Professional fees	32,580	14,329	6,954	11,036
Management fees	13,000	5,000	3,000	5,000
Other general and administrative	2,019	1,637	105	156
Total operating expenses	47,599	20,966	10,059	16,192
Income (loss) from operations	(47,599)	(20,966)	(10,059)	(16,192)

Other income (expense):	-	-	-	-
Income (loss) before taxes	(47,599)	(20,966)	(10,059)	(16,192)

Provision (credit) for taxes on income:	-	-	-	-
Net income (loss)	$(47,599)	$(20,966)	$(10,059)	$(16,192)

Basic and diluted earnings (loss) per common share		$(0.00)	$(0.00)	$(0.00)

Weighted average number of shares outstanding		18,000,000	18,000,000	18,000,000

The accompanying notes are an integral part of these statements.

PANOSHAN MARKETING CORP.
(A development stage enterprise)
Statements of Stockholders' Equity

				Deficit
				Accumulated
				During the
	Common Stock		Contributed	Development
	Shares	Amount	Capital	Stage	Total

Inception, April 27, 2004	-	$-	$-	$-	$-
Shares issued for cash	5,400,000	60,000			60,000
Shares issued for marketing rights	12,600,000	100			100
Development stage net income (loss)				(382)	(382)
Balances, June 30, 2004	18,000,000	60,100	-	(382)	59,718

Services contributed by officers and
managers for which no stock was issued			5,000		5,000
Development stage net income (loss)				(16,192)	(16,192)
Balances, June 30, 2005	18,000,000	60,100	5,000	(16,574)	48,526

Development stage net income (loss)				(10,059)	(10,059)
Balances, June 30, 2006	18,000,000	60,100	5,000	(26,633)	38,467

Services contributed by officers and					-
managers for which no stock was issued			5,000		5,000
Deferred registration costs charged
against common stock proceeds		(20,857)			(20,857)
Development stage net income (loss)				(20,966)	(20,966)
Balances, June 30, 2007	18,000,000	$39,243	$10,000	$(47,599)	$1,644

The accompanying notes are an integral part of these statements.

PANOSHAN MARKETING CORP.
(A development stage enterprise)
Statements of Cash Flows

	Cumulative,
	April 27, 2004
	Through	Year Ended June 30,
	June 30, 2007	2007	2006	2005
Cash flows from operating activities:
Net income (loss)	$(47,599)	$(20,966)	$(10,059)	$(16,192)
Adjustments to reconcile net income
(loss) to cash provided (used) by
development stage activities:
Services contributed by officers
and managers	10,000	5,000	-	5,000
Changes in current assets and liabilities:
Deposits and prepayments				3,500
Account payable, related party	1,115	1,115	-	-
Net cash flows from
operating activities	(36,484)	(14,851)	(10,059)	(7,692)

Cash flows from investing activities:
Acquisition of marketing rights	100	-	-	-
Less, Common stock issued therefor	(100)	-	-	-
Net cash flows from
investing activities	-	-	-	-

Cash flows from financing activities:
Proceeds from sale of common stock	39,143	(20,857)	-	-
(Increase) decrease in deferred
registration costs	-	20,857	(5,058)	(5,799)
Net cash flows from
financing activities	39,143	-	(5,058)	(5,799)
Net cash flows	2,659	(14,851)	(15,117)	(13,491)

Cash and equivalents, beginning of period	-	17,510	32,627	46,118
Cash and equivalents, end of period	$2,659	$2,659	$17,510	$32,627

Supplemental cash flow disclosures:
Cash paid for interest	$-	$-	$-	$-
Cash paid for income taxes	-	-	-	-
Noncash investing and financing activities:
Stock issued for marketing rights	100	-	-	-
Services contributed by officers
and managers	10,000	5,000	-	5,000

The accompanying notes are an integral part of these statements.

PANOSHAN MARKETING CORP.
(A development stage enterprise)
Notes to Financial Statements
June 30, 2007, 2006, and 2005

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

To date, our activities have been limited to formation, the raising of equity capital, and the development of a business plan. We engaged an attorney to assist us in registering securities for trading by filing with the U.S. Securities and Exchange Commission and OTC Bulletin Board. The registration statement filed with SEC became effective on February 2, 2006; the approval for a quotation on the OTC Bulletin Board was issued on June 15, 2007. In the current development stage, we anticipate incurring operating losses as we implements our business plan.

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
June 30, 2007, 2006, and 2005

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

Note 2 – Future operations:
At June 30, 2007, we were not currently engaged in an operating business and expect to incur development stage operating losses for the next year to eighteen months. We intend to rely on our officers and directors to perform essential functions without compensation until a business operation can be commenced.

PANOSHAN MARKETING CORP.
(A development stage enterprise)
Notes to Financial Statements
June 30, 2007, 2006, and 2005

At June 30, 2007, we had incurred cumulative losses from operations approximating $47,500, and had net worth of approximately $1,600. In addition, the warrants issued with our original stock sale (see Note 5) expired unexercised in February 2007. Since that time, Management has been investigating other sources of equity or debt financing to enable us to execute our business plan. Nothing has been consummated at June 20, 2007. Accordingly, there is no assurance we will be able to survive as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 3 – Deferred registration costs:
We engaged an attorney and a securities consulting firm related to the attorney to assist us in filing with the U.S. Securities and Exchange Commission and OTC Bulletin Board to allow us to offer stock for sale to the public. The registration statement filed with SEC became effective on February 2, 2006; the approval for a quotation on the OTC Bulletin Board was issued on June 15, 2007. We believe that doing this will enable us to raise the capital necessary to implement our business plan. Through June 30, 2006 and 2005, we had incurred $20,857 and $15,799, respectively, of attorneys’ fees and other expenses related to the registration statement and OTC Bulleting Board filing. These costs were initially deferred; however, the warrants associated with the original stock issuance expired unexercised. Therefore, Management determined that the deferred costs should be charged against the original proceeds from the sale of stock, and charged the deferred amount ($20,857) against common stock as of June 30, 2007.

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

The provision for refundable Canadian income tax consists of the following:

	Year Ended	Year Ended	Year Ended
	June 30,	June 30,	June 30,
	2007	2006	2005
Refundable Canadian income tax attributable
to:
Current operations	$(7,200)	$(3,400)	$(5,500)
Less, Nondeductible expenses	1,700	-	1,700
Less, Change in valuation allowance	5,500	3,400	3,800
Net refundable amount	$-	$-	$-

The cumulative tax effect at the expected rate of 34% of significant items comprising our net deferred tax amount is as follows:

PANOSHAN MARKETING CORP.
(A development stage enterprise)
Notes to Financial Statements
June 30, 2007, 2006, and 2005

	June 30,	June 30,	June 30,
	2007	2006	2005
Deferred tax asset attributable to:
Net operating loss carryover	$12,800	$7,300	$3,900
Less, Valuation allowance	(12,800)	(7,300)	(3,900)
Net deferred tax asset	$-	$-	$-

At June 30, 2007, we had an unused net operating loss carryover approximating $37,600 that is available to offset future taxable income; it expires beginning in 2024.

Note 5 – Issuance of shares and warrants:
As of June 30, 2007, the Company had issued shares of its no par value common stock as follows:

			Price Per
Date	Description	Shares	Share	Amount

04/27/04	Shares issued for marketing rights	12,600,000	$.00000	$100
04/27/04	Shares issued for cash	5,400,000	$.01111	60,000
06/30/06	Cumulative Totals	18,000,000		$60,100

In connection with the sale of 5,400,000 shares for cash noted above, we also issued 5,400,000 warrants to the same purchaser. The warrants became effective concurrent with the effective date of the Form F-1 that we filed with the Securities and Exchange Commission, or February 2, 2006, and expired unexercised on February 2, 2007. They allowed the holder to purchase 1 share of common stock for each 2 warrants tendered, at a price of $0.05 per share. At the time of issuance, the warrants were not deemed to have any value. As of June 30, 2007, there were no warrants outstanding.

We issued 12,600,000 shares of stock to Server Researches, Incorporated in exchange for the right to market their product, PC Weasel, in Asia, which is defined as Japan, Indonesia, Thailand, China, Hong Kong, Taiwan, India, Pakistan, and Malaysia. The transaction has been valued at $100, which was Server Researches’ historical cost basis in the agreement. The term of the agreement is perpetual.

Note 6 – Related party transactions:
At June 30, 2007, we owed the President of Puroil Technology $1,115 as reimbursement for expenses he incurred.

We originally entered into an agreement with Puroil Technology, Inc. under which Puroil will provide management services to us for the two year period ending May 31, 2006 for $1,000 per month. However, we agreed with Puroil to postpone and cancel all fees attendant to the agreement until such time as we are able to pay for these services; accordingly, no charges have been incurred to date. There is no back pay or accrual for the prior services. The services will include general administration, marketing research, potential product location, contract preparation and negotiation, and channel location and negotiation. In addition, we will pay Puroil 15% of revenues we receive related to the PC Weasel product.

PANOSHAN MARKETING CORP.
(A development stage enterprise)
Notes to Financial Statements
June 30, 2007, 2006, and 2005

Our officers and managers have contributed services during our development stage for which no compensation was paid and no stock was issued. The fair value of such services was estimated at $5,000 for the year ended June 30, 2007 and $5,000 for the year ended June 30, 2005. The amount has been reflected as an expense in the statement of operations, with an offsetting credit to Contributed capital.

During the year ended June 30, 2006, we paid a $3,000 fee to our President for his services for the year. The value of contributed, non-paid, services by him or any others was insignificant, and has not been accrued.

Note 7 - New accounting pronouncements:
The following recent accounting pronouncements:

FASB Statements
Number 146, Accounting for Costs Associated with Exit or Disposal Activities,
Number 147, Acquisitions of Certain Financial Institutions – an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9,
Number 148, Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123,
Number 149, Amendment of Statement 133 on Derivative Investments and Hedging Activities,
Number 150, Financial Instruments with Characteristics of Both Liabilities and Equity,
Number 151, Inventory Costs – an amendment of ARB 43, Chapter 4,
Number 152, Accounting for Real Estate Time-Sharing Transactions – an amendment of FASB Statements No. 66 and 67,
Number 153, Exchanges of Nonmonetary Assets – an amendment of APB Opinion No. 29,
Number 154, Accounting for Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3,
Number 155, Accounting for Certain Hybrid Financial Statements—an amendment of FASB Statements No. 133 and 140
Number 156, Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140 and FASB Interpretations
Number 46, Consolidation of Variable Interest Entities – an Interpretation of ARB No. 51,
Number 47, Accounting for Conditional Asset Retirement Obligations,
Number 48, Accounting for Uncertainty in Income Taxes

are not currently expected to have a material effect on our financial Statements.