Form 20-F
period 2008-06-30
PANOSHAN
filed 2009-01-13
CIK 1301369

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended June 30, 2008
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _____________________ to ______________________
OR
[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report:

Commission file number 000-51899

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

18,000,000 shares of common stock as at June 30, 2008

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities
Act.                                                                                                                        ☐ Yes     ☑  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.                                          ☐ Yes     ☑ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                             ☑ Yes     ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filers, or a non-accelerated filer.   See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards as issued by ☐ the International Accounting Standards Board	Other ☐

If “Other “ has been checked in response to the previous questions, indicate by check mark which financial statement item the registrant has elected to follow.                                                                   ☐  Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).☑ Yes     ☐ No
________________________________

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
☐ Yes     ☐ No

TABLE OF CONTENTS

PART I

Financial Information and Accounting Principles

The financial statements and summaries of financial information contained in this annual report are reported in United States dollars unless otherwise stated.  All such financial statements have been prepared in accordance with United States generally accepted accounting principles.

The consolidated financial statements of our company have been audited by Bateman & Co., Inc., P.C., registered public accounting firm for the years ended June 30, 2008, 2007, and 2006.

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

The following table summarizes selected financial data for our company prepared in accordance with United States generally accepted accounting principles for the five fiscal years ended June 30, 2008, 2007, 2006, 2005 and 2004.  The information in the table was extracted from the financial statements and related notes included in this annual report and prior filed annual reports and should be read in conjunction with such financial statements and related notes and with the information set out under the heading Item 5 "Operating and Financial Review and Prospectus" below.

	For the Years Ended June 30 (US dollars)
	2008	2007	2006	2005	2004
Operating Revenues	$Nil	$Nil	$Nil	$Nil	$Nil
Income (Loss) from Operations	(34,701)	$(20,966)	$(10,059)	$(16,192)	$(382)
Net Income (Loss)	(35,416)	$(20,966)	$(10,059)	$(16,192)	$(382)
Net Income (Loss) from Operations per Share	$Nil	$Nil	$Nil	$Nil	$Nil
Total Assets	$12,557	$2,759	$38,467	$48,526	$59,718
Net Assets	$(28,772)	$1,644	$38,467	$48,526	$59,718
Total Shareholders’ Equity	$(28,772)	$1,644	$38,467	$48,526	$59,718
Capital Stock	$39,243	$39,243	$60,100	$60,100	$60,100
Number of Shares	18,000,000	18,000,000	18,000,000	18,000,000	18,000,000
Dividends per Share	$0	$0	$0	$0	$0
Weighted Average Number of Shares	18,000,000	18,000,000	18,000,000	18,000,000	18,000,000
Working Capital	$7,936	$1,544	$17,510	$32,627	$59,718
Long Term Debt	$0	$0	$0	$0	$0

B.	Capitalization and Indebtedness

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

RISKS RELATING TO OUR BUSINESS

We are a start-up company, with limited operational history and no current business, both of which could mean  the loss of your investment.

Our Company has a limited operating history and no current business operations.  Our prospects must be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies seeking to acquire or establish new business opportunities.  Since we have no current business and we have not yet generated any revenue, and may never do so, investors take the risk that the Company may never be able to make a profit or may take a very long time to do so.

These risks include, but are not limited to:  (a) the risk that we may not find a suitable acquisition (b) the risk that should we find a suitable acquisition we may not have insufficient funds to effectively execute our business plan, in which case our Company would likely fail and investors would lose all of their investment.   Official United States government statistics indicate that less than 50% of new businesses survive more than five years. If we do not succeed, investors would lose their entire investments.

Lack of management experience in any proposed business acquisition undertaken by  our Company may result in unsatisfactory performance or complete failure of our Company, which may result in the loss of your investment.

Our  management may lack direct experience in any business undertaken by acquisition therefore  investor funds may be at high risk of loss due to the inexperience of the officers and directors of our Company who could be making business decisions. This lack of experience may result in their inability to run a successful business. There is no assurance that our company will ever produce earnings.

Our business may not generate sufficient revenues and profits to cover expected expenditures in the foreseeable future. Additional funds may be needed and may not be available under reasonable terms, or at all.

As of the date of this annual report, our Company has received no revenues from its previous proposed business and our Company has no guarantee that it may acquire a business opportunity that would generate revenues in the foreseeable future. On a going-forward basis and until we either generate revenues or conduct some sort of financing, we expect our expenses to average approximately $1,000 per month. We expect to fund these expenses from the available funds and any additional monies which we may raise. We have no certainty of raising any such funds and our Company could fail as a result. Our auditors have expressed a "going concern" opinion on our financial statements.  Without additional capital from new equity invested in our Company, or from loans made to our Company, our survival may be at risk. There is no assurance that we will be able to raise sufficient capital to meet our continuing needs, under terms we would consider to be acceptable. If we are unable to obtain additional financing as may be required in the future, we may not be able to implement our business and growth strategies, respond to changing business or economic conditions, withstand adverse operating results, consummate possible acquisitions or compete effectively in our marketplace. There can be absolutely no assurance that we will be successful in achieving sustained profitability or ever achieving profitability, or any of our financial objectives, for that matter.

We are completely dependent on the skills, talents and experience of our management for the development of our business, which may not be adequate enough to ensure our future success, and may result in failure of the business.

We rely on our directors and officers currently to seek business acquisitions which may be suitable for the Company.  We can have no assurance that we will find a suitable business acquisition or that our directors and officers will be capable of making determination as to the potential of a business acquisition.  Currently our directors and officers undertake their duties for no compensation.  Should they determine not to continue to undertake these duties we may be faced with a situations whereby we do not have sufficient capital to hire personnel to continue to see business opportunities.  Without personnel to replace Mr. Berardo, we may not continue to operate.

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

We may issue securities in return for business  acquisitions and these share issuances could be highly dilutive to our existing investors.

If we issue shares to acquire a business opportunity this could have a significant dilutive impact on the investments of our existing investors in our company.

RISKS RELATING TO OUR COMMON SHARES AND THE TRADING MARKET

We may, in the future, issue additional Common Shares which would reduce investors’ percent of ownership and may dilute our share value.

Our Articles of Incorporation authorize the issuance of an unlimited number of Common Shares without par value and an unlimited number of Preferred Shares without par value.  The future issuance of our unlimited authorized Common Shares may result in substantial dilution in the percentage of our Common Shares held by our then existing stockholders.  We may value any Common Shares issued in the future on an arbitrary basis.  The issuance of Common Shares for future services or acquisitions or other corporate actions may have the effect of diluting the value of the Common Shares held by our investors, and might have an adverse effect on any trading market for our Common Shares.

Our Common Shares are subject to the “Penny Stock” Rules of the SEC and the trading market in our securities is limited, which makes transactions in our stock cumbersome and may reduce the value of an investment in our stock.

The SEC has adopted regulations that generally define a "penny stock" to be any equity security other than a security excluded from such definition by Rule 3a51-1 under the Securities Exchange Act of 1934, as amended.  For the purposes relevant to our Company, it is any equity security that has a market price of less than $5.00 per share, subject to certain exceptions.

Our Common Shares are currently regarded as a “penny stock”, since our shares are not listed on a national stock exchange or quoted on the NASDAQ Market within the United States, to the extent the market price for its shares is less than $5.00 per share.  The penny stock rules require a broker-dealer to deliver a standardized risk disclosure document prepared by the SEC, to provide the customer with additional information including current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, monthly account statements showing the market value of each penny stock held in the customer's account, and to make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.  To the extent these requirements may be applicable they will reduce the level of trading activity in the secondary market for the Common Shares and may severely and adversely affect the ability of broker-dealers to sell the Common Shares.

There is a limited trading market for our securities and if a trading market does not develop, purchasers of our securities may have difficulty selling their shares.

We currently are quoted on the OTC Bulletin Board, however we have limited trading history.  If for any reason a public trading market does not develop, purchasers of the Common Shares may have difficulty selling their shares should they desire to do so.

Since we are a “Foreign Private Issuer” under United States Securities Laws, our stockholders may have less complete and timely data about us.

We are considered a “foreign private issuer” under the Securities Act of 1933, as amended.  As an issuer incorporated in Alberta, Canada, we are exempt from Section 14 proxy rules and Section 16 of the Securities Exchange Act of 1934, as amended.  The submission of proxy and annual meeting of stockholders information (prepared to Canadian standards) on Form 6-K and the exemption from Section 16 rules regarding sales of Common Shares by insiders may result in stockholders having less complete and timely data as compared to information that may be available about U.S. issuers.

We have not and do not intend to pay any cash dividends on our Common Shares, and consequently our stockholders will not be able to receive a return on their shares unless they sell them.

We intend to retain any future earnings to finance the development and expansion of our business.  We have not, and do not, anticipate paying any cash dividends on our Common Shares in the foreseeable future.  Unless we pay dividends, our stockholders will not be able to receive a return on their shares unless they sell them.

We may, in the future, issue additional Common Shares or other securities, including our Preferred Shares, which would reduce investors’ percentage ownership and may dilute the value of our shares.

Our Articles of Incorporation authorize the issuance of an unlimited number of Common Shares without par value and an unlimited number of Preferred Shares without par value.  We may value any securities issued in the future on an arbitrary basis.  The issuance of additional securities for future services or acquisitions or other corporate actions may also have the effect of diluting the value of the shares held by our investors and might have an adverse effect on the trading market for our Common Shares.

Our Board of Directors may issue, without stockholder approval, Preferred Shares that have rights and preferences superior to those of Common Shares and that may delay or prevent a change of control.  At the present time, there are no Preferred Shares outstanding.  However, our Board of Directors may set the rights and preferences of any class of Preferred Shares in its sole discretion without the approval of the holders of Common Shares.  The rights and preferences of these Preferred Shares may be superior to those of the Common Shares.  Accordingly, the issuance of Preferred Shares may adversely affect the rights of holders of Common Shares.  The issuance of Preferred Shares also could have the effect of delaying or preventing a change of control of the Company.

We may be deemed to be a Passive Foreign Investment Company and, as a result, United States investors in The Company could suffer adverse tax consequences.

A passive foreign investment company, or PFIC, is a non-U.S. corporation that meets an income test and/or an asset test.  The income test is met if 75% or more of a corporation’s gross income is “passive income” (generally dividends, interest, rents, royalties, and gains from the disposition of passive assets) in any taxable year.  The asset test is met if at least 50% of the average value of a corporation’s assets produce, or are held for the production of, passive income.  We have not determined whether or not the IRS would treat us as a PFIC for U.S. federal income tax purposes.  If we were treated as a PFIC, a U.S. holder of our Common Shares could be subject to substantially increased tax liability, possibly including an interest charge, upon the sale or other disposition of the U.S. holder’s Common Shares or upon the receipt of “excess distributions” from us.  In the alternative, if we were treated as a PFIC, U.S. holders may enter into certain U.S. tax elections that may result in current Federal tax liability prior to any distribution or disposition of the shares, and without the assurance of any eventual distribution or successful disposition.

ITEM 4.                      INFORMATION ON OUR COMPANY

A.	History and Development of our Company

Our Company was incorporated on April 27, 2004, under the laws of the Province of Alberta, Canada and our plan of business was to become a marketer of highly technical hardware and software solutions for computer server installations in Asia.  We had been granted marketing rights by Server Researches, Incorporated to distribute its product, the “PC Weasel”, in Asia.   We had planned to obtain rights to market other similar products.  We had contracted with Puroil Technology, Inc. (“Puroil”) to conduct marketing and sales activities on our behalf.  We had expected that Puroil would identify potential computer product distributors of our licensed products and engage them to distribute the products in Asia.

On November 29, 2007, David J. Berardo of Los Angeles, California became the majority shareholder of the Company by acquiring 70% of our shares from Server Researches Incorporated, thus effecting a change in control of the Company.   After the change in control we abandoned our plans to market the PC Weasel.  We currently have no business operations and we are investigating other business opportunities, mergers and/or potential acquisitions.

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

Present Operations

The Company presently has no business operations.  The Company intends to seek,  investigate and, if  such investigation warrants, acquire an interest in business opportunities presented to it by persons or firms who or which desire to seek the perceived advantages of a corporation registered under the Securities Act of 1934.  The Company will not restrict its search to any specific business or industry. The Company may participate in a business venture of virtually any kind or nature.  This discussion of the proposed business is purposefully general and is not meant to be restrictive of the Company’s virtually unlimited discretion to search for and enter into potential business opportunities.  Management anticipates that it may be able to participate in only one potential business venture because the Company has nominal assets and limited financial resources.  This lack of diversification should be considered a substantial risk to shareholders of the Company because it will not permit the Company to offset potential losses from one venture against gains from another.

The Company may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes.  The Company may acquire assets and establish wholly-owned subsidiaries in various businesses or acquire existing businesses as subsidiaries.

The Company anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky.  Due to general economic conditions, rapid technological advances being made in some industries, and shortages of available capital, management believes that there are numerous firms seeking the perceived benefits of a publicly registered corporation.  Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, providing liquidity (subject to restrictions of applicable statutes), for all shareholders and other factors.  Potentially, available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

The Company presently has limited capital with which to provide the owners of business opportunities with any significant cash or other assets.  However, management believes the Company will be able to raise additional capital for an acquisition of merit.  The Company may incur significant legal and accounting costs in connection with the acquisition of a business opportunity, including the costs of preparing Form 6-K’s, registration statements and agreements and related reports and documents.  The Exchange Act specifically requires that any merger or acquisition candidate comply with all applicable reporting requirements, which include providing audited financial statements to be included within the numerous filings relevant to complying with the Exchange Act.

The analysis of new business opportunities will be undertaken by, or under the supervision of, the officers and directors of the Company. David Berardo, the Company’s President will be the key person in the search, review and negotiation with potential acquisition or merger candidates. In analyzing prospective business opportunities, management will consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company; the potential for growth or expansion; the potential for profit; the perceived public recognition of acceptance of products, services, or trades; name identification; and other relevant factors. The Company will not acquire or merge with any company for which audited financial statements cannot be obtained at the closing of the proposed transaction.

The Company will not restrict its search for any specific kind of firms, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its corporate life. It is impossible to predict at this time the status of any business in which the Company may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer.

  Acquisition Opportunities

In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. It may also acquire stock or assets of an existing business. On the consummation of a transaction, it is probable that the present management and shareholders of the Company will no longer be in control of the Company.   In addition, the Company's directors may, as part of the terms of the acquisition transaction, resign and be replaced by new directors without a vote of the Company's shareholders or may sell their stock in the Company. Any and all such sales will only be made in compliance with the laws of the jurisdiction of incorporation of the Company and the  securities laws of the United States and any applicable state, as required.

It is anticipated that any securities issued in any such reorganization would be issued in reliance upon exemption from registration under applicable securities laws in the Company’s jurisdiction and U.S. federal and state securities laws, as required. In some circumstances, however, as a negotiated element of its transaction, the Company may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, of which there can be no assurance, it will be undertaken by the surviving entity after the Company has successfully consummated a merger or acquisition and the Company is no longer considered a "shell" company. Until such time as this occurs, the Company does not intend to register any additional securities. The issuance of substantial additional securities and their potential sale into any trading market which may develop in the Company's securities may have a depressive effect on the value of the Company's securities in the future, if such a market develops, of which there is no assurance.

While the actual terms of a transaction to which the Company may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to avoid the creation of a taxable event and thereby structure the acquisition in a so-called "tax-free" reorganization. This could result in significant dilution in the equity of the current  shareholders of the Company.

As part of the Company's investigation, officers and directors of the Company may personally meet with management and key personnel, may visit and inspect material facilities, obtain analysis or verification of certain information provided, check references of management and key personnel, and take such other reasonable investigative measures, to the extent of the Company's limited financial resources and management expertise. The manner in which the Company participates in an opportunity will depend on the nature of the opportunity, the respective needs and desires of the Company and other parties, the management of the opportunity and the relative negotiation strength of the Company and such other management.

With respect to any merger or acquisition, a negotiation with target company management is expected to focus on the percentage of the Company which the target company stockholders would acquire in exchange for all of their stockholdings in the target company.  Depending upon, among other things, the target company's assets and liabilities, the Company's stockholders will in all likelihood hold a substantially lesser percentage ownership interest in the Company following any merger or acquisition. The percentage ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's then stockholders.

The Company will participate in a business opportunity only after the negotiation and execution of appropriate written agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require some specific representations and warranties by all of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by each of the parties prior to and after such closing, will outline the manner of bearing costs, including costs associated with the Company's attorneys and accountants, will set forth remedies on default and will include miscellaneous other terms.

As stated hereinabove, the Company will not acquire or merge with any entity which cannot provide independent audited financial statements within a reasonable period of time after closing of the proposed transaction. The Company is subject to all of the reporting requirements included in the Exchange Act. Included in these requirements is the affirmative duty of the Company to file independent audited financial statements as part of its Form 6-K to be filed with the Securities and Exchange Commission upon consummation of a merger or acquisition, as well as the Company's audited financial statements included in its annual report on Form 20-F.

The Company does not intend to provide the Company's security holders with any complete disclosure documents, including audited financial statements, concerning an acquisition or merger candidate and its business prior to the consummation of any acquisition or merger transaction.

Competition

The Company will remain an insignificant participant among the firms which engage in the acquisition of business opportunities. There are many established venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than the Company. In view of the Company's combined limited financial resources and limited management availability, the Company will continue to be at a significant competitive disadvantage compared to the Company's competitors.

Regulation and Taxation

The Investment Company Act of 1940 defines an "investment company" as an issuer which is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading of securities. While the Company does not intend to engage in such activities, the Company could become subject to regulation under the Investment Company Act of 1940 in the event the Company obtains or continues to hold a minority interest in a number of development stage enterprises. The Company could be expected to incur significant registration and compliance costs if required to register under the Investment Company Act of 1940. Accordingly, management will continue to review the Company's activities from time to time with a view toward reducing the likelihood the Company could be classified as an "investment company."

The Company intends to structure a merger or acquisition in such manner as to minimize tax consequences to the Company and to any target company.

Patents

The Company owns no patents and no Internet domain names.

Research and Development

The Company has not undertaken any research and development activities during each of its last two fiscal years.

Employees

The Company does not have any employees and did not have any employees during fiscal 2008.

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

ITEM 4A.                      UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5.                      OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Certain statements contained in this report, including statements regarding the anticipated development and expansion of our business, our intent, belief or current expectations, our directors or officers, primarily with respect to the future operating performance of the Company and the products we expect to offer and other statements contained herein regarding matters that are not historical facts, but are “forward-looking” statements.  Future filings with the SEC, future press releases and future oral or written statements made by us or with our approval, which are not statements of historical fact, may contain forward-looking statements, because such statements include risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements.

All forward-looking statements speak only as of the date on which they are made.  We undertake no obligation to update such statements to reflect events that occur or circumstances that exist after the date on which they were made.

Overview

We do not currently have any business operations and we are seeking acquisition opportunities.    We have incurred losses and we expect to incur losses until we acquire or start a business and become profitable.  We are currently investigating business opportunities.  We believe that our Company will have insufficient cash resources to operate at the present level of operations and expenditures for the next 12 months and, as a result, will need to obtain financing from either a debt or equity issue, or a combination with a third party that has sufficient cash flow to allow us to continue our operations. Our average operating costs are expected to be approximately $1,000 per month and are not expected to exceed this level within the next 12 months.

Results of Operations for Fiscal Years Ended June 30, 2008, 2007 and 2006.

There have been no revenues from the date of incorporation on April 27, 2004 to the year ended June 30, 2008. Panoshan realized net losses of $35,416 for the 12-month period ended June 30, 2008, as compared to net losses of $20,966  for the 12-month period ended June 30, 2007 and $10, 059 for the 12-month period ended June 30, 2006. The increase was due to increased costs of general and administrative expenses.

Panoshan had total assets of $12,557 at June 30, 2008, as compared to total assets of  $2,759 at June 30, 2007 and $38,467 at June 30, 2006. These assets were comprised of $10,265 in cash and $2,292 in prepaid loan fees.

Panoshan had total current liabilities of $2,329 as at June 30, 2008, as compared to $1,115 at June 30, 2007 and $Nil  as at June 30, 2006.

At June 30, 2008, Panoshan had $7,936 in working capital, compared to $1,544 in working capital as at June 30, 2007 and $17,510 in working capital at June 30, 2006.

Revenue; Cost of Revenue

We did not earn any revenues during any of the fiscal years 2008, 2007 or 2006.  We do not anticipate earning revenues until such time as we have entered into commercial production of our mineral properties.  We can provide no assurance that we will discover commercially exploitable levels of mineral resources on our properties, or if such resources are discovered, that we will enter into commercial production of our mineral properties.

General and Administrative Expenses

General and administrative expenses were $34,701 for the fiscal year ended June 30, 2008 as compared to $20,966 for the fiscal year ended June 30, 2007 and $10,059 for the fiscal year ended June 30, 2006.   We expect such expenses to increase as our operations grow, of which there is no assurance.

Liquidity and Capital Resources

At June 30, 2008, Panoshan’s total current assets of $10,265 exceeded its current liabilities of $2,329, as compared to total current assets of $2,659 which exceeded its current liabilities of $1,115 at the close of fiscal 2007 and total current assets of $17,510 as of June 30, 2006, with current liabilities of $Nil. We have relied on the amount of $60,000 realized from the sale of 5,400,000 shares in April 2004 to fund our operations to June 30, 2008. There can be no assurance that financing will be available to the Company in an amount and on terms acceptable to us, as and when required, or at all. We do not expect to expend more than $12,000 over the 12-month period beginning July 1, 2008 and we plan to keep costs at a minimum until such time as revenues are generated to cover any increased costs.

All of our funds have come from the sale of securities and $39,000 in shareholder loans.  We have no revenues and have not had any revenues for the last two fiscal years.

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

Fluctuations in Operating Results

Our annual operating results are likely to fluctuate significantly in the future as a result of numerous factors, including, among others:

•	The availability of adequate financing;
•	Our ability to develop an organization infrastructure and effective management systems;
•	The success of our finding and closing on a business acquisition;
•	The adoption of new disclosure and/or corporate governance requirements associated with the maintenance of our status as a publicly reporting issuer;
•	Potential lawsuits involving our activities or other matters.

Impact of Inflation

We do not believe that inflation has had a material effect on our Company at this time.

Off-Balance Sheet Arrangements

We do not currently have any off-balance arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Contractual Obligations

We are party to two Loan Agreements, a promissory note dated February 10, 2008 between, Can Am Capital Corp.,  a company with a common officer,  as Lender, and Panoshan Marketing Corp. as Debtor, wherein the Lender provided us with $19,000 dated February 6, 2008 and due February 6, 2010, and a second promissory note in the amount of $20,000 dated May 21, 2008 and due November 27, 2010, the notes total $39,000 (the “Principal Sums”) and we are required to repay the Principal Sums, together with interest thereon or on so much as from time to time remains unpaid, at the rate of 5% per annum (the “Interest Rate”), calculated as well after as before maturity, default or judgment, until the principal sums and interest is paid.  The principal amount of the two loans is $39,000 plus accrued interest of $493 bringing the total amount outstanding at June 30, 2008 to $39,493.  Accrued interest with respect to the Principal Sums of $493 is reflected in our current liabilities.

Panoshan Marketing Corp. As At June 30, 2008
DISCLOSURE OF CONTRACTUAL OBLIGATIONS
	Payments due by period
CONTRACTUAL OBLIGATIONS	Total(1)	Less than one year	1-3 years(1)	3-5 years	More than 5 years
Long-term Debt	$39,000	0	$39,000	0	0
Total	$39,000	0	$39,000	0	0
(1)  This does not include interest at the rate of Five (5%) percent per annum which is included in our current liabilities.

ITEM 6.                      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth certain information in respect of our directors and executive officers, as of the date hereof:

Name	Age	Position	Date Elected
David Berardo 1901 Avenue of the Stars, #931 Los Angeles, CA 90067	66	President, Chief Financial Officer, Director	November 29, 2007
Jonathan Levine P.O. Box 13 Millarville, Alberta T0L 1K0	47	Director	April 28, 2004
Christopher Kolacy 421 East Shirley, #2 Beverly Hills, California 90232	35	Director, Secretary	April 28, 2004

The following are brief biographies of our directors and officers:

David Berardo, President, Chief Financial Officer and Director

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

Jonathan Levine, Director

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

Christopher Kolacy, Secretary and Director

Mr. Kolacy, has been Secretary, and a director of our company since its incorporation. From 1996 to 1999, Mr. Kolacy was a personal trainer at Desert Mountain Resort in Scottsdale, Arizona. From 2000 to 2002, Mr. Kolacy served as Office Manager and Assistant to the President of Mountain Desert Properties, Inc. in Scottsdale Arizona. His responsibilities included sales, marketing web site design and client relations. Since 2002, Mr. Kolacy has served as Administrative Vice President for CanAm Capital Corp. (a private venture funding company) in Los Angeles, California where he oversees all administrative functions of CanAm Capital Corp. Mr. Kolacy devotes time as required.

There are no family relationships among our officers, directors, or persons nominated for such positions.

Involvement in Certain Legal Proceedings

We are not aware of any material legal proceedings that have occurred within the past five years concerning any director, director nominee, or control person which involved a criminal conviction, a pending criminal proceeding, a pending or concluded administrative or civil proceeding limiting one’s participation in the securities or banking industries, or a finding of securities or commodities law violations.

Executive Compensation

None of our officers have received or earned any compensation or bonus for services rendered for the fiscal years  2006, 2007 and 2008.

We do not maintain key-man life insurance for any of our executive officers or directors.

We do not have any long-term compensation plans or stock option plans.

Compensation of Directors

No director has received any type of compensation from us for serving as such.  No arrangements are presently in place regarding compensation to directors for their services as directors or for committee participation or special assignments.

We do not have any pension or profit sharing plans.  We may change or increase salaries as our profits and cash flow allow; however, there are no present plans to do so.

Board Practices

The directors are elected to serve until the next annual meeting of stockholders and until their successors have been elected.  Executive officers serve at the discretion of the Board of Directors.

There are no employment contracts with any officers or directors.

Employees

As of the date of this annual report, our operations are carried out by our President and Director, David Berardo on a part-time basis. There are no full-time employees.  There has been no salary or compensation paid, earned, or accrued to any of the officers and directors and there are no plans to pay, earn, or accrue any compensation until such time as we have sufficient capital and/or revenues to do so, of which there is no assurance.  We will hire outside geological consultants to undertake the exploration work on our existing mineral claims.  We have hired outside accounting and consulting for all accounting and required regulatory filings and these consultants are compensated on an hourly basis for their work.   All other activities are carried out by our directors and officers who currently provide, and will continue to provide services as required for no compensation until such time as we can afford to pay for services, of which there is no assurance.  There is no compensation accrual or back pay allowance.

Share Ownership

Below is the Share Ownership of our Officers and Directors.

The following table sets forth information, as of December 10, 2008, with respect to the beneficial ownership (on a fully diluted basis) of our common stock by each of our officers and directors, and by the officers and directors of the Company as a group. Information is provided on a fully diluted basis (i.e. beneficial ownership of common stock is stated as if all outstanding options, warrants, rights and conversion privileges are exercised and additional shares of common stock are issued).

Title of Class of Stock	Beneficial Owner	Number of Shares Held	Percentage of Class (1)
Common	Jonathan Levine	Nil	0%
Common	Christopher Kolacy	Nil	0%
Common	David Berardo	12,600,000	70%
	TOTAL (All Officers and Directors as a group):	12,600,000	70%

Note:
(1)  Based on 18,000,000 shares of common stock outstanding.

We do not presently have any stock option plans.  There are no arrangements for involving employees in the capital of the Company at this time.

ITEM 7.                      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth certain information, as of December 10, 2008, concerning the ownership of our Common Shares by each person who, to the best of our knowledge, beneficially owned on that date more than 5% of our outstanding Common Shares.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.  In accordance with SEC rules, shares of Common Shares issuable upon the exercise of options or warrants which are currently exercisable or which become exercisable within 60 days following the date of the information in this table are deemed to be beneficially owned by, and outstanding with respect to, the holder of such option or warrant.  Except as indicated by footnote, and subject to community property laws where applicable, to our knowledge, each person listed is believed to have sole voting and investment power with respect to all shares of Common Shares owned by such person.

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

On February 6, 2008, CanAm Capital Corp., a company with a common officer, Mr. Christopher Kolacy, entered into a loan agreement with the Company by way of a promissory note in the principal amount of $19,000, plus interest at 5% per annum until maturity on February 6, 2010.

On May 21, 2008, CanAm Capital Corp., a company with a common officer, Mr. Christopher Kolacy, entered into a loan agreement with the Company by way of a promissory note in the principal amount of $20,000, plus interest at 5% per annum until maturity on November 27, 2010.

On May 21, 2008, Diva Finance Corporation, a company owned by our President, David Berardo, received a fee of $2,500 for arranging and documenting the loans from CanAm Capital Corp.

Interests of Experts and Counsel

Not applicable.

ITEM 8.                      FINANCIAL INFORMATION

Financial Statements and Other Financial Information

The required audited financial statements for the fiscal years ended June 30, 2008, 2007 and 2006 are provided at the end of this annual report starting on Page F-1.

Significant Changes

Other than as disclosed herein, no significant change has occurred in our financial statements since the fiscal year ended June 30, 2008.

ITEM 9.                      THE OFFER AND LISTING

Our common stock is quoted for trading on the OTC Bulletin Board under the symbol "PSHNF".  Our common stock was approved for quotation on June 15, 2007.  We have no other classes of stock quoted on any markets.

The last trade on our common stock was December 7, 2007 at $0.51 per share.  There have been no other trades on our common stock since June 15, 2007 where we were approved for quotation.

Plan of Distribution

Not applicable.

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

The Company held its annual general meeting on March 11, 2008.   At the meeting the following amendments were approved by the shareholders to the Company’s Articles and Bylaws:

1.
The Corporation’s Articles of Incorporate be amended by striking out the following sentence in its entirety:  “NO SHARES OF THE CORPORTION SHALL BE TRANSFERRED WITHOUT THE APPROVAL OF THE DIRECTORS OF THE CORPORATION AS EVIDENCE BY A RESOLUTION OF THE DIRECTORS OF THE CORPORATION”

2.
Any director or officer of the Corporation be and is hereby authorized to approve, execute and deliver any and all such documents and other materials and to do all such acts and things as may be necessary, expedient or desirable in order to give effect to the foregoing resolution.

3.
If for any reason the directors of the Corporation deem it to be in the best interests of the Corporation not to proceed with the actions set forth in the aforesaid resolution of shareholders then the directors of the Corporation are hereby authorized, at their sole discretion and without the further approval of the Shareholders, to complete or not to complete the aforesaid resolution of the Shareholders.

Further, at the meeting the shareholders approved the following amendments to the Company’s bylaws:

1.	Paragraph 5.07 of the Corporation’s current By-laws be deleted in its entirety.

2.	Paragraph 14.02 of the Corporation’s current By-Laws be deleted in its entirety.

3.
Paragraph 8.03 of the Corporation’s current By-Laws be amended to read as follows:  “8.03 Place of Meetings:   Meetings of shareholders shall be held at any place within or outside Canada as the directors may by resolution determine.”

4.
Any director or officer of the Corporation be and is hereby authorized to approve, execute and deliver any and all such documents and other materials and to do all such acts and things as may be necessary, expedient or desirable in order to give effect to the foregoing resolution.

5.
If for any reason the directors of the Corporation deem it to be in the best interests of the Corporation not to proceed with the actions set forth in the aforesaid resolution of shareholders then the directors of the Corporation are hereby authorized, at their sole discretion and without the further approval of the Shareholders, to complete or not to complete the aforesaid resolution of the Shareholders.

Further, at the meeting the shareholders approved a change of domicile of the Company as follows:

1.
The Corporation’s jurisdiction of incorporation may be continued or moved to another location, such domicile of incorporation or continuance to be determined by the Directors of the Corporation in their sole discretion.

2.
Any director or officer of the Corporation be and is hereby authorized to approve, execute and deliver any and all such documents and other materials and to do all such acts and things as may be necessary, expedient or desirable in order to give effect to the foregoing resolution.

3.
If for any reason the directors of the Corporation deem it to be in the best interests of the Corporation not to proceed with the actions set forth in the aforesaid resolution of shareholders then the directors of the Corporation are hereby authorized, at their sole discretion and without the further approval of the Shareholders, to complete or not to complete the aforesaid resolution of the Shareholders.

None of the above resolutions have been effected as of the date of the filing of this annual report, however the Board of Directors has been granted the rights to effect the changes at their discretion.

Material Contracts

 None

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

Dividends and Paying Agents

Not applicable.

Statements by Experts

Not applicable.

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

Not applicable.

ITEM 15.                      CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, under supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e).  Based upon this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of June 30, 2008, the disclosure controls and procedures were effective to ensure that information required to be disclosed in the Company’s Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities Exchange Commission’s rules and forms.

Management’s Report On Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Exchange Act Rules 13a-15(f) and 14d-14(f).  Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

All internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements.  Therefore, even those systems determined to be effective can only provide reasonable assurance with respect to financial reporting reliability and financial statement preparation and presentation.  In addition, projections of any evaluation of effectiveness to future periods are subject to risk that controls become inadequate because of changes in conditions and that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of August 31, 2008.  In making the assessment, management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.   Based on its assessment, management concluded that, as of June 30, 2008, the Company’s internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to the temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal controls over financial reporting that occurred during our most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

ITEM 16C.                      PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our board of directors appointed Bateman & Co., Inc., P.C. as our principal accountant to audit our financial statements for the fiscal year ended June 30, 2008.

Audit Fees

The aggregate fees incurred by the Company for professional services rendered by Bateman & Co., Inc., P.C. for the audit of our annual financial statements for the fiscal years ended June 30, 2008  June 30, 2007 and 2006 were $5,099, $5,848 and $4,219, respectively.

Audit Related Fees

The aggregate fees incurred by the Company for services rendered by Bateman & Co., Inc., P.C. relating to the performance of audit related for the fiscal years ended June 30, 2008 June 30, 2007 and 2006 which are not reported under the heading "Audit Fees" above, were $0, $0 and $945, respectively.

Tax Fees

For the fiscal years ended June, 30, 2008,  June 30, 2007 and 2006, there were no aggregate fees billed for tax compliance, tax advice and tax planning by Bateman & Co., Inc., P.C.

All Other Fees

For the fiscal years ended June 30, 2008, June 30, 2007 and 2006, there were no aggregate fees billed by Bateman & Co., as applicable, for products and services, other than the services set out above.

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

PART III

ITEM 17.                      FINANCIAL STATEMENTS

See Item 18 "Financial Statements" below.

ITEM 18.                      FINANCIAL STATEMENTS

Our audited financial statements for the fiscal year ended June 30, 2008 are provided herein starting on page F-1.

PANOSHAN MARKETING CORP.
(A development stage enterprise)
Index to Financial Statements

Report of Registered Independent Public Accounting Firm	F-2

Balance Sheets:
June 30, 2008, 2007, and 2006	F-3

Statements of Operations:
For the years ended June 30, 2008, 2007, and 2006, and for
the period from inception, April 27, 2004, through June 30, 2008	F-4

Statements of Stockholders' Equity:
For the period from inception, April 27, 2004, through June 30, 2008	F-5

Statements of Cash Flows:
For the years ended June 30, 2008, 2007, and 2006, and for
the period from inception, April 27, 2004, through June 30, 2008	F-6

Notes to Financial Statements:
June 30, 2008, 2007, and 2006	F-7

Bateman & Co., Inc., P.C.
Certified Public Accountants

19 Briar Hollow Lane, Suite 115
Houston, Texas 77027
(713) 552-9800
FAX (713) 552-9700
www.batemanhouston.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Stockholders
Of Panoshan Marketing Corp.

We have audited the accompanying balance sheets of Panoshan Marketing Corp., (a Nevada corporation and a development stage enterprise) as of June 30, 2008, 2007, and 2006, and the related statements of operations, stockholders’ equity, and cash flows for each of the three years ended June 30, 2008, 2007, and 2006, and for the period from inception, April 27, 2004, through June 30, 2008. Panoshan Marketing Corp.’s management is responsible for these financial statements.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Panoshan Marketing Corp. (a development stage enterprise) as of June 30, 2008, 2007, and 2006, and the results of its operations and its cash flows for each of the years ended June 30, 2008, 2007, and 2006, and for the period from inception, April 27, 2004, through September 30, 2008, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 2 to the financial statements, the Company is not currently engaged in a business and has suffered losses from development stage activities to date approximating $83,000, and has negative stockholders’ equity of approximately $29,000, all of which raise substantial doubt about its ability to continue as a going concern.  Management's plans in regard to these matters are also described in Note 2.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Bateman & Co., Inc., P.C.
BATEMAN & CO., INC., P.C.

Houston, Texas
January 12, 2009

International Associate
UK 200 GROUP
Associate Offices in Principal Cities Around The World

		PANOSHAN MARKETING CORP.
		(A development stage enterprise)
			Balance Sheets

		June 30,
	2008	2007	2006
ASSETS
Current assets:
Cash in bank	$10,265	$2,659	$17,510
Total current assets	10,265	2,659	17,510

Other assets:
Marketing rights	-	100	100
Prepaid loan fees, net of $208 amortization	2,292
Deferred registration costs	-	-	20,857
Total other assets	2,292	100	20,957
Total assets	$12,557	$2,759	$38,467

LIABILITIES
Current liabilities:
Account payable, related parties	$1,836	$1,115	$-
Interest payable	493
Total current liabilities	2,329	1,115	-

Long term liabilities:
Notes payable, related parties	39,000	-	-
Total long term liabilities	39,000	-	-

Total liabilities	41,329	1,115	-

STOCKHOLDERS' EQUITY
Common stock, no par value, unlimited authorized,
18,000,000 shares issued and outstanding	39,243	39,243	60,100
Contributed capital	15,000	10,000	5,000
Deficit accumulated during the development stage	(83,015)	(47,599)	(26,633)
Total stockholders' equity	(28,772)	1,644	38,467
Total liabilities and stockholders' equity	$12,557	$2,759	$38,467

			PANOSHAN MARKETING CORP.
			(A development stage enterprise)
			Statements of Operations

	Cumulative,
	April 27, 2004
	Through	Year Ended June 30,
	June 30, 2008	2008	2007	2006

Revenues	$-	$-	$-	$-

General and administrative expenses:
Professional fees	59,951	27,371	14,329	6,954
Management fees	18,000	5,000	5,000	3,000
Other general and administrative	4,349	2,330	1,637	105
Total operating expenses	82,300	34,701	20,966	10,059
Income (loss) from operations	(82,300)	(34,701)	(20,966)	(10,059)

Other income (expense):
Interest expense	(715)	(715)	-	-
Income (loss) before taxes	(83,015)	(35,416)	(20,966)	(10,059)

Provision (credit) for taxes on income:	-	-	-	-
Net income (loss)	$(83,015)	$(35,416)	$(20,966)	$(10,059)

Basic and diluted earnings (loss) per common share		$(0.00)	$(0.00)	$(0.00)

Weighted average number of shares outstanding		18,000,000	18,000,000	18,000,000

				PANOSHAN MARKETING CORP.
				(A development stage enterprise)
				Statements of Stockholders' Equity

				Deficit
				Accumulated
				During the
	Common Stock		Contributed	Development
	Shares	Amount	Capital	Stage	Total

Inception, April 27, 2004	-	$-	$-	$-	$-
Shares issued for cash	5,400,000	60,000			60,000
Shares issued for marketing rights	12,600,000	100			100
Development stage net income (loss)				(382)	(382)
Balances, June 30, 2004	18,000,000	60,100	-	(382)	59,718

Services contributed by officers and
managers for which no stock was issued			5,000		5,000
Development stage net income (loss)				(16,192)	(16,192)
Balances, June 30, 2005	18,000,000	60,100	5,000	(16,574)	48,526

Development stage net income (loss)				(10,059)	(10,059)
Balances, June 30, 2006	18,000,000	60,100	5,000	(26,633)	38,467

Services contributed by officers and					-
managers for which no stock was issued			5,000		5,000
Deferred registration costs charged
against common stock proceeds		(20,857)			(20,857)
Development stage net income (loss)				(20,966)	(20,966)
Balances, June 30, 2007	-	39,243	10,000	(47,599)	1,644

Services contributed by officers and					-
managers for which no stock was issued			5,000		5,000
Development stage net income (loss)				(35,416)	(35,416)
Balances, June 30, 2008	-	39,243	15,000	(83,015)	(28,772)

			PANOSHAN MARKETING CORP.
			(A development stage enterprise)
		Statements of Cash Flows

	Cumulative,
	April 27, 2004
	Through	Year Ended June 30,
	June 30, 2008	2008	2007	2006
Cash flows from operating activities:
Net income (loss)	$(83,015)	$(35,416)	$(20,966)	$(10,059)
Adjustments to reconcile net income
(loss) to cash provided (used) by
development stage activities:
Services contributed by officers	15,000	5,000	5,000	-
Amortization of loan fees	208	208
Writeoff of marketing rights	100	100
Changes in current assets and liabilities:
Accounts payable, related parties	1,836	721
Interest payable	493	493	1,115	-
Net cash flows from
operating activities	(65,378)	(28,894)	(14,851)	(10,059)

Cash flows from investing activities:
Acquisition of marketing rights	100	-	-	-
Less, Common stock issued therefor	(100)	-	-	-
Net cash flows from
investing activities	-	-	-	-

Cash flows from financing activities:
Proceeds from sale of common stock	39,143	-	(20,857)	-
Change in deferred registration costs	-	-	20,857	(5,058)
Prepaid loan fees incurred	(2,500)	(2,500)	-	-
Proceeds, notes payable, related parties	39,000	39,000	-	-
Net cash flows from
financing activities	75,643	36,500	-	(5,058)
Net cash flows	10,265	7,606	(14,851)	(15,117)

Cash and equivalents, beginning of period	-	2,659	17,510	32,627
Cash and equivalents, end of period	$10,265	$10,265	$2,659	$17,510

Supplemental cash flow disclosures:
Cash paid for interest	$-	$-	$-	$-
Cash paid for income taxes	-	-	-	-
Noncash investing and financing activities:
Stock issued for marketing rights	100	-	-	-
Services contributed by officers	15,000	5,000	5,000	-

PANOSHAN MARKETING CORP.
(A development stage enterprise)
Notes to Financial Statements
June 30, 2008, 2007, and 2006
Note 1 - Organization and summary of significant accounting policies:
Following is a summary of our organization and significant accounting policies:

Organization and nature of business – Panoshan Marketing Corp. (identified in these footnotes as “we” or the Company) is an Alberta, Canada corporation incorporated on April 27, 2004.  We are domiciled in Calgary, Alberta, Canada, and have an executive office in Los Angeles, California. We use a June 30 fiscal year for financial reporting purposes.

David J. Berardo of Los Angeles, California owns 70% of our shares.  Mr. Berardo acquired the shares on November 29, 2007 from Server Researches Incorporated.

Prior to November 29, 2007 our intent was to become a marketer of highly technical hardware and software solutions for computer server installations in Asia.  We had been granted marketing rights by Server Researches, Incorporated to distribute its product, “PC Weasel,” in Asia.  We had planned to obtain rights to market other similar products.  We had contracted with Puroil Technology, Inc. to conduct marketing and sales activities on our behalf.  We had expected that Puroil would identify potential computer products distributors of our licensed products and engage them to distribute the products in Asia.

After the change in control we abandoned our plans to market the PC Weasel.  Accordingly, we are currently investigating other business opportunities, merger partners, and/or potential acquisitions.

To date, our activities have been limited to formation, the raising of equity capital, and the development of a business plan. We engaged an attorney to assist us in registering securities for trading by filing with the U.S. Securities and Exchange Commission and OTC Bulletin Board.  The registration statement filed with SEC became effective on February 2, 2006; the approval for a quotation on the OTC Bulletin Board was issued on June 15, 2007.  In the current development stage, we anticipate incurring operating losses as we refine and implement our business plan.

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

Fair value of financial instruments and derivative financial instruments - We have adopted Statement of Financial Accounting Standards regarding Disclosure About Derivative Financial Instruments and Fair Value of Financial Instruments. The carrying amounts of cash, receivables, and current liabilities approximate fair value because of the short maturity of these items. These fair value estimates are subjective in nature and involve uncertainties and matters of significant judgment, and, therefore, cannot be determined with precision.  Changes in assumptions could significantly affect these estimates.  We not hold or issue financial instruments for trading purposes, nor do we utilize derivative instruments in the management of our foreign exchange, commodity price or interest rate market risks.

PANOSHAN MARKETING CORP.
(A development stage enterprise)
Notes to Financial Statements
June 30, 2008, 2007, and 2006

Intangible assets/marketing rights – We have adopted Statement of Financial Accounting Standards number 142, Goodwill and Other Intangible Assets, which requires that intangible assets acquired by the issuance of shares be valued initially at fair value and evaluated for impairment at least annually.  We acquired marketing rights from our majority shareholders in exchange for common stock.  However, SEC rules dictate that transfers of nonmonetary assets to a company by its promoters or shareholders in exchange for stock prior to or at the time of the company's initial public offering should be recorded at the transferors' historical cost basis determined under generally accepted accounting principles.  Since the shareholders historical cost basis in the license was $100, it was recorded at that amount.  Upon abandonment of our plans to exploit the marketing rights, the asset was written off.  See also Note 6.

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

Revenue recognition – Since inception, we have had no revenue.  Before abandoning our plans to exploit the PC-Weasel marketing rights, we expected that our future revenue would be in the form of commissions on the sale of PC Weasel and other products that we might have represented.  Currently, we do not know what the sources of future revenues will be.

Net income per share of common stock – We have adopted FASB Statement Number 128, Earnings per Share, which requires presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation.  In the accompanying financial statements, basic earnings per share of common stock is computed by dividing net income by the weighted average number of shares of common stock outstanding during the period.  Because we experienced an operating loss during the period, the calculation of diluted earnings per share did not include the warrants described in Note 6 below, as the calculation would have been antidilutive.

PANOSHAN MARKETING CORP.
(A development stage enterprise)
Notes to Financial Statements
June 30, 2008, 2007, and 2006

Note 2 – Future operations:
At June 30, 2008, we were not currently engaged in an operating business and expect to incur development stage operating losses until we acquire or start a business and become profitable.  As indicated above, we are currently investigating business opportunities.  We intend to rely on our officers and directors to perform essential functions without compensation until a business operation can be commenced.

At June 30, 2008, we had incurred cumulative losses from operations approximating $83,000, and had negative stockholders equity of approximately $29,000.  In addition, the warrants issued with our original stock sale (see Note 6) expired unexercised in February 2007.  Since that time, Management has been investigating other sources of equity or debt financing to enable us to develop and execute a business plan.  Nothing has been consummated at January 2, 2009.  Accordingly, there is no assurance we will be able to survive as a going concern.  The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Note 4 – Long term note payable:
Long term note payable consists of:

Balances, June 30, 2008
Promissory note to CanAm Capital Corp., dated May 21, 2008, due November 27, 2010 with interest at 5% per annum, Unsecured	$20,000
Promissory note to CanAm Capital Corp., dated Feb 6, 2008, due Feb 6, 2010, with interest at 5% per annum, Unsecured	19,000
Total	$39,000
Less, Amount due within one year	-
Noncurrent portion	$39,000

Our corporate secretary is also secretary of CanAm Capital.  Family members of shareholders owning less than 9% of our stock control CanAm Capital.

PANOSHAN MARKETING CORP.
(A development stage enterprise)
Notes to Financial Statements
June 30, 2008, 2007, and 2006

Note 5 – Federal income tax:
We follow Statement of Financial Accounting Standards Number 109 (SFAS 109), Accounting for Income Taxes. Deferred income taxes reflect the net effect of (a) temporary difference between carrying amounts of assets and liabilities for financial purposes and the amounts used for income tax reporting purposes, and (b) net operating loss carryforwards. No net provision for income tax has been made in the accompanying statement of operations because no recoverable taxes were paid previously.  Similarly, no deferred tax asset attributable to the net operating loss carryforward has been recognized, as it is not deemed likely to be realized.

Through June 30, 2008, our principal office has been in Alberta, Canada, and we are an Alberta corporation.  Therefore, the income tax amounts reported herein represent Canadian income taxes.  In the future, we may establish a domicile in the United States, at which time we will be subject to U.S. Income taxes.

The provision for refundable income tax consists of the following:

	Year Ended June 30, 2008	Year Ended June 30, 2007	Year Ended June 30, 2006
Refundable Canadian income tax attributable to:
Current operations	$(12,000)	$(7,200)	$(3,400)
Less, Nondeductible expenses	1,700	1,700	-
Less, Change in valuation allowance	10,300	5,500	3,400
Net refundable amount	$-	$-	$-

The cumulative tax effect at the expected rate of 34% of significant items comprising our net deferred tax amount is as follows:

	June 30, 2008	June 30, 2007	June 30, 2006
Deferred tax asset attributable to:
Net operating loss carryover	$23,100	$12,800	$7,300
Less, Valuation allowance	(23,100)	(12,800)	(7,300)
Net deferred tax asset	$-	$-	$-

At June 30, 2008, we had an unused net operating loss carryover approximating $67,900 that is available to offset future taxable income; it expires beginning in 2024.

PANOSHAN MARKETING CORP.
(A development stage enterprise)
Notes to Financial Statements
June 30, 2008, 2007, and 2006

Note 6 – Issuance of shares and warrants:
As of June 30, 2008, the Company had issued shares of its no par value common stock as follows:

			Price Per
Date	Description	Shares	Share	Amount

04/27/04	Shares issued for marketing rights	12,600,000	$.00000	$100
04/27/04	Shares issued for cash	5,400,000	$.01111	60,000
06/30/06	Cumulative Totals	18,000,000		$60,100

We issued 12,600,000 shares of stock to Server Researches, Incorporated in exchange for the right to market their product, PC Weasel, in Asia, which is defined as Japan, Indonesia, Thailand, China, Hong Kong, Taiwan, India, Pakistan, and Malaysia.  The transaction has been valued at $100, which was Server Researches’ historical cost basis in the agreement.  The term of the agreement is perpetual.   In November 2007, David J. Berardo acquired these shares; at the same time, other third parties acquired 5,351,900 of the 5,400,000 shares issued for cash.  A total of 48,100 shares remain issued and outstanding the hands of the public.  As of June 30, 2008, there were no warrants outstanding.

Note 7 – Related party transactions:
We originally entered into an agreement with Puroil Technology, Inc. under which Puroil would provide management services to us for the two year period ending May 31, 2006 for $1,000 per month.  However, we agreed with Puroil to cancel the agreement; accordingly, no charges were incurred.

Our officers and managers have contributed services during our development stage for which no compensation was paid and no stock was issued.  The estimated value of such services is reflected in the accompanying statements of operations and statements of stockholders’ equity as “services contributed by officers and managers for which no stock was issued.”

In February and May, 2008, we borrowed $19,000 and $20,000 respectively from Can Am Capital Corp., to pay operating expenses.  Our Secretary, Treasurer and a director, Mr. Kolacy, is also Administrative Vice President for CanAm Capital Corp.  For arranging the $20,000 loan, we paid Diva Finance Corporation, an affiliate of David J. Berardo, the President and 70 percent shareholder a consulting fee of $2,500, which is being amortized as interest expense over the life of the loan.

PANOSHAN MARKETING CORP.
(A development stage enterprise)
Notes to Financial Statements
June 30, 2008, 2007, and 2006

Note 8 - New accounting pronouncements:
The following recent accounting pronouncements:

•	FASB Statements
•	Number 148, Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123,
•	Number 149, Amendment of Statement 133 on Derivative Investments and Hedging Activities,
•	Number 150, Financial Instruments with Characteristics of Both Liabilities and Equity,
•	Number 151, Inventory Costs – an amendment of ARB 43, Chapter 4,
•	Number 152, Accounting for Real Estate Time-Sharing Transactions – an amendment of FASB Statements No. 66 and 67,
•	Number 153, Exchanges of Nonmonetary Assets – an amendment of APB Opinion No. 29,
•	Number 154, Accounting for Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3,
•	Number 155, Accounting for Certain Hybrid Financial Statements – an amendment of FASB Statements No. 133 and 140,
•	Number 156, Accounting for Servicing of Financial Assets – an amendment of FASB Statement No. 140,

•	and FASB Interpretations
•
Number 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others – and Interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34,

•	Number 46, Consolidation of Variable Interest Entities – an Interpretation of ARB No. 51,
•	Number 47, Accounting for Conditional Asset Retirement Obligations,
•	Number 48, Accounting for Uncertainty in Income Taxes,

are not currently expected to have a material effect on our financial Statements.

ITEM 19.                      EXHIBITS

Exhibit Number	Description
1.1	Articles of Incorporation (1)
1.2	Bylaws (1)
4.1	Warrant Agency Agreement (1)
4.2	License Agreement dated July 19, 2004 entered into with Server Researches Inc. (1)

12.1	Certification required by Rule 13a-14(a) or Rule 15d-14(a) – Chief Executive Officer and Principal Financial Officer (2)
13.1
Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States code (18 U.S.C. 1350) – Chief Executive Officer and Principal Financial Officer (2)

Notes:
(1)  Incorporated by reference to our Form F-1/A filed on January 20, 2006.
(2)  Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PANOSHAN MARKETING CORP.

Date: January 13, 2009	By:	/s/ David J. Berardo
Name: David J. Berardo
Title: President (Principal Executive Officer), Chief Financial Officer, and Director