Form 20-F/A
period 2008-06-30
PANOSHAN
filed 2009-01-29
CIK 1301369

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

1901 Avenue of the Stars, # 931
Los Angeles, CA 90067
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
None	None

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
☐ Item 17 ☐Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☑ Yes ☐ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes ☐ No

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (the Amendment) to the annual report on Form 20-F of Panoshan Marketing Corp. (the “Company” or “we”) for the fiscal year ended June 30, 2008, as filed with the Securities and Exchange Commission (the Commission) on January 13, 2009 (the 2008 Form 20-F), is being filed solely for the purpose of amending certain typographical errors and the in advertent omission of certain footers in the financial statements included in the Report under Item 18.

Item 18 of the 2008 Form 20-F has been amended accordingly to:
(i)	correct these typographical errors; and,
(ii)	insert a footer on each of the financial schedules stating “The accompanying notes are an integral part of these statements.”

This Amendment consists of a cover page, this explanatory note, Item 18 revised as described above, a signature page and new certifications and consent. Other than as described above and specifically noted within, this Amendment speaks as of the date of the initial filing of the 2008 Form 20-F.

Other than as stated above, this Form 20-F/A does not amend, update or restate the information in any other item or section of the 2008 Form 20-F as originally filed on January 13, 2009 or reflect any events that have occurred after the original filing of the 2008 Form 20-F on January 13, 2009.

3

PART III

ITEM 17.                      FINANCIAL STATEMENTS

See Item 18 "Financial Statements" below.

ITEM 18.                      FINANCIAL STATEMENTS

Our audited financial statements for the fiscal year ended June 30, 2008 are provided herein starting on page F-1.

4

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

PANOSHAN MARKETING CORP.
(A development stage enterprise)
Statements of Stockholders' Equity

				Deficit
				Accumulated
				During the
	Common Stock		Contributed	Development
	Shares	Amount	Capital	Stage	Total

Inception, April 27, 2004	-	$-	$-	$-	$-
Shares issued for cash	5,400,000	60,000			60,000
Shares issued for marketing rights	12,600,000	100			100
Development stage net income (loss)				(382)	(382)
Balances, June 30, 2004	18,000,000	60,100	-	(382)	59,718

Services contributed by officers and
managers for which no stock was issued			5,000		5,000
Development stage net income (loss)				(16,192)	(16,192)
Balances, June 30, 2005	18,000,000	60,100	5,000	(16,574)	48,526

Development stage net income (loss)				(10,059)	(10,059)
Balances, June 30, 2006	18,000,000	60,100	5,000	(26,633)	38,467

Services contributed by officers and					-
managers for which no stock was issued			5,000		5,000
Deferred registration costs charged
against common stock proceeds		(20,857)			(20,857)
Development stage net income (loss)				(20,966)	(20,966)
Balances, June 30, 2007	18,000,000	39,243	10,000	(47,599)	1,644

Services contributed by officers and					-
managers for which no stock was issued			5,000		5,000
Development stage net income (loss)				(35,416)	(35,416)
Balances, June 30, 2008	18,000,000	$39,243	$15,000	$(83,015)	$(28,772)

The accompanying notes are an integral part of these statements.

PANOSHAN MARKETING CORP.
(A development stage enterprise)
Statements of Cash Flows

	Cumulative,
	April 27, 2004
	Through	Year Ended June 30,
	June 30, 2008	2008	2007	2006
Cash flows from operating activities:
Net income (loss)	$(83,015)	$(35,416)	$(20,966)	$(10,059)
Adjustments to reconcile net income
(loss) to cash provided (used) by
development stage activities:
Services contributed by officers	15,000	5,000	5,000	-
Amortization of loan fees	208	208	-	-
Writeoff of marketing rights	100	100	-	-
Changes in current assets and liabilities:
Accounts payable, related parties	1,836	721	1,115	-
Interest payable	493	493	-	-
Net cash flows from
operating activities	(65,378)	(28,894)	(14,851)	(10,059)

Cash flows from investing activities:
Acquisition of marketing rights	100	-	-	-
Less, Common stock issued therefor	(100)	-	-	-
Net cash flows from
investing activities	-	-	-	-

Cash flows from financing activities:
Proceeds from sale of common stock	39,143	-	(20,857)	-
Change in deferred registration costs	-	-	20,857	(5,058)
Prepaid loan fees incurred	(2,500)	(2,500)	-	-
Proceeds, notes payable, related parties	39,000	39,000	-	-
Net cash flows from
financing activities	75,643	36,500	-	(5,058)
Net cash flows	10,265	7,606	(14,851)	(15,117)

Cash and equivalents, beginning of period	-	2,659	17,510	32,627
Cash and equivalents, end of period	$10,265	$10,265	$2,659	$17,510

Supplemental cash flow disclosures:
Cash paid for interest	$-	$-	$-	$-
Cash paid for income taxes	-	-	-	-
Noncash investing and financing activities:
Stock issued for marketing rights	100	-	-	-
Services contributed by officers	15,000	5,000	5,000	-

The accompanying notes are an integral part of these financial statements.

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

5

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PANOSHAN MARKETING CORP.

Date: January 28, 2009	By:	/s/ David J. Berardo
Name: David J. Berardo
Title: President (Principal Executive Officer), Chief Financial Officer ,and Director

6