Form 20-F
period 2009-06-30
PANOSHAN
filed 2010-01-14
CIK 1301369

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2009

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: _______________

000-51899
Commission File Number

PANOSHAN MARKETING CORP.
(Exact name of registrant as specified in its charter)

n/a
(Translation of Registrant’s name into English)

Alberta, Canada
(Jurisdiction of incorporation or organization)

1901 Avenue of the Stars, # 931, Los Angeles, CA 90067
(Address of principal executive offices)

David J. Berardo 1901 Avenue of the Stars, #931, Los Angeles, CA 90067 : Fax: (310) 282-0688
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Exchange Act:
Title of each class	Name of each exchange on which registered
n/a	n/a

Securities registered pursuant to Section 12(g) of the Exchange Act:
Title of class
Common Shares

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Exchange Act:
Title of class
n/a

Indicate the number of shares outstanding of each of the registrant’s classes of common stock, as of the close of the period covered by the annual report.

18,000,000 common shares outstanding as of June 30, 2009

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes	[ ]	No	[X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes	[ ]	No	[X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes	[X]	No	[ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes	[ ]	No	[ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See the definitions of “large accelerated filer,” “accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	[ ]	Accelerated filer	[ ]

Non-accelerated filer	[X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	[X]	Other	[ ]

International Financial Reporting Standards as issued by the International Accounting Standards Board			[ ]

If “Other” has been checked in response to the previous questions, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17	[ ]	Item 18	[ ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes	[X]	No	[ ]

APPLICABLE ONLY TO REGISTRANTS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST 5 YEARS:

Indicate by check mark whether the issuer has filed all documents and reports required to be filed by Section 12, 13, or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes	[ ]	No	[ ]

i

PART I

Cautionary Notice Regarding Forward-Looking Statements

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

As used in this annual report, the terms "we", "us" "our" and Company mean Panoshan Marketing Corp., unless otherwise indicated.

ITEM 1.      IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Required.

ITEM 2.      OFFER STATISTICS AND EXPECTED TIMETABLE

Not Required.

ITEM 3.      KEY INFORMATION

Financial Information and Accounting Principles

The financial statements and summaries of financial information contained in this annual report are reported in United States dollars unless otherwise stated.  All such financial statements have been prepared in accordance with United States generally accepted accounting principles.

The financial statements of our company have been audited by Farber, Hass, Hurley, LLP, a registered public accounting firm, for the year ended June 30, 2009.  For the fiscal years ending June 30, 2008 through 2004, the financial statements were audited by Bateman McDuffie, Inc., formerly known as Bateman & Co., Inc., P.C.

A.	Selected Financial Data

The following table summarizes selected financial data for our company prepared in accordance with United States generally accepted accounting principles for the five fiscal years ended June 30, 2009, 2008, 2007, 2006 and 2005.  The information in the table was extracted from the financial statements and related notes included in this annual report and the reports that were previously filed and should be read in conjunction with such financial statements.

	For the Years Ended June 30, (US dollars)
	2009	2008	2007	2006	2005
Operating Revenues	$Nil	$Nil	$Nil	$Nil	$Nil
Loss from Operations	(17,812)	(34,701)	$(20,966)	$(10,059)	$(16,192)
Net Loss	(19,752)	(35,416)	$(20,966)	$(10,059)	$(16,192)
Net Loss from Operations per Share	$Nil	$Nil	$Nil	$Nil	$Nil
Total Assets	$6,095	$12,557	$2,759	$38,467	$48,526
Net Assets	$(43,524)	$(28,772)	$1,644	$38,467	$48,526
Total Shareholders’ Equity	$(43,524)	$(28,772)	$1,644	$38,467	$48,526
Capital Stock	$39,243	$39,243	$39,243	$60,100	$60,100
Number of Shares	18,000,000	18,000,000	18,000,000	18,000,000	18,000,000
Dividends per Share	$0	$0	$0	$0	$0
Weighted Average Number of Shares	18,000,000	18,000,000	18,000,000	18,000,000	18,000,000
Working Capital	$20,687	$7,936	$1,544	$17,510	$32,627
Long Term Debt	$25,000	$39,000	$0	$0	$0

B.	Capitalization and Indebtedness

Not Required.

C.	Reasons for the Offer and Use of Proceeds

Not Required.

D.	Risk Factors

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

As of the date of this annual report, our Company has received no revenues from its previous proposed business and our Company has no guarantee that it may acquire a business opportunity that would generate revenues in the foreseeable future. On a going-forward basis and until we either generate revenues or conduct some sort of financing, we expect our expenses to average approximately $1,500 per month. We expect to fund these expenses from the available funds and any additional monies which we may raise. We have no certainty of raising any such funds and our Company could fail as a result. Our auditors have expressed a "going concern" opinion on our financial statements.  Without additional capital from new equity invested in our Company, or from loans made to our Company, our survival may be at risk. There is no assurance that we will be able to raise sufficient capital to meet our continuing needs, under terms we would consider to be acceptable. If we are unable to obtain additional financing as may be required in the future, we may not be able to implement our business and growth strategies, respond to changing business or economic conditions, withstand adverse operating results, consummate possible acquisitions or compete effectively in our marketplace. There can be absolutely no assurance that we will be successful in achieving sustained profitability or ever achieving profitability, or any of our financial objectives, for that matter.

We are completely dependent on the skills, talents and experience of our management for the development of our business, which may not be adequate enough to ensure our future success, and may result in failure of the business.

We rely on our directors and officers currently to seek business acquisitions which may be suitable for the Company.  We can have no assurance that we will find a suitable business acquisition or that our directors and officers will be capable of making determination as to the potential of a business acquisition.  Currently our directors and officers undertake their duties for no compensation.  Should they determine not to continue to undertake these duties we may be faced with a situations whereby we do not have sufficient capital to hire personnel to continue to see business opportunities.  Without personnel to replace our current directors and officers we may not continue to operate.

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

Our registered agent is Thomas Milley, whose office is located at Suite 1200, 1015 - 4th. Street SW, Calgary, Alberta, Canada, T2J 1J4. Tel: (403) 252-9937.

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

Patents
The Company owns no patents and no Internet domain names.

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

The Company intends to structure a merger or acquisition in such manner as to minimize tax consequences to the Company and to any target company.

C.	Organizational Structure

As of the date of this filing, our Company has no subsidiaries.

D.	Property, Plants and Equipment

Our Company owns no properties and is provided office space by our President, David Berardo. The Company has accrued the estimated fair value of the office space at $1,200 per year. This arrangement is expected to continue until our company has sufficient revenues to pay for office space.

ITEM 4A.       UNRESOLVED STAFF COMMENTS

Not Required.

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
Overview
We do not currently have any business operations and we are seeking acquisition opportunities.    We have incurred losses and we expect to incur losses until we acquire or start a business and become profitable.  We are currently investigating business opportunities.  We believe that our Company will have insufficient cash resources to operate at the present level of operations and expenditures for the next 12 months and, as a result, will need to obtain financing from either a debt or equity issue, or a combination with a third party that has sufficient cash flow to allow us to continue our operations. Our average operating costs are expected to be approximately $1,500 per month and are not expected to exceed this level within the next 12 months, unless the Company should enter into a acquisition agreement at which time we expect our operating costs may increase substantially.   We cannot at this time predict what our operating costs might be if we should commence business operations.

A.	Operating Results

There have been no revenues from the date of incorporation on April 27, 2004 to the year ended June 30, 2009.

The Company realized net losses of $19,752 for the period ended June 30, 2009, as compared to $35,416 for the 12-month period ended June 30, 2008 and $20,966 for the 12-month period ended June 30, 2007. The decrease in the loss was due primarily to increased costs of general and administrative expenses, which decreased from $27,371 for the period ending June 30, 2008 to $11,151 in 2009, and compared to $14,329 in 2007.  We expect such expenses to increase as our operations grow, of which there is no assurance.  The decreased loss was offset slightly by an increase in interest expenses from $1,940 in the current fiscal year, from $715 in the prior year, and $nil for the period ended June 30, 2007.  The increase in interest costs was due to increased levels of borrowing, year over year.

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

B.      Liquidity and Capital Resources

At June 30, 2009, Panoshan’s total current assets of $3,932 were less than its current liabilities of $24,619, resulting in a $20,687 working capital deficit.  In fiscal 2008, current assets of $10,265 exceeded current liabilities of $2,329, as compared to total current assets of $2,659 which exceeded current liabilities of $1,115 at the close of fiscal 2007.  Current assets were comprised entirely of cash in all three fiscal years.

As we have had no revenues to date, we have relied on the amount of $60,000 realized from the sale of 5,400,000 shares in April 2004 to fund our operations to June 30, 2007. Thereafter, we have relied upon loans totaling $39,000 through to June 30, 2008, and a further $5,000 received in the fiscal year ending June 30, 2009.  There can be no assurance that debt or equity financing will be available to the Company in an amount and on terms acceptable to us, as and when required, or at all.

While we do not expect to expend more than $12,000 to $18,000 over the 12-month period beginning July 1, 2009 and we plan to keep costs at a minimum until such time as revenues are generated to cover any increased costs, costs would most probably increase if we are able to complete an acquisition.  Furthermore, we do have portions of our debt, totaling $19,000, due in the forthcoming fiscal year, for which we do not presently have sufficient capital to pay.  We will therefore be required to raise additional capital or restructure our debt to meet these obligations.

C.	Research and Development, Patents, Licenses, etc.

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

E.	Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements as of the date of this Report.

F.	Contractual Obligations

	Payments due by period, as at June 30, 2009
Contractual Obligations	Total(1)	Less than one year(1)	1-3 years(1)	3-5 years	More than 5 years
Promissory Notes	$44,000	$19,000	$25,000	0	0
Total	$44,000	$19,000	$25,000	0	0
(1) This does not include interest at the rate of Five (5%) percent per annum which is included in our current liabilities.  Details of the promissory note terms are outlined in Note 4 of the financial statements.

ITEM 6.      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth certain information in respect of our directors and executive officers, as of the date hereof:

Name	Age	Position	Date Elected
David Berardo 1901 Avenue of the Stars, #931 Los Angeles, CA 90067	67	President, Chief Financial Officer, Director	November 29, 2007
Jonathan Levine P.O. Box 13 Millarville, Alberta T0L 1K0	48	Director	April 28, 2004
Christopher Kolacy 421 East Shirley, #2 Beverly Hills, California 90232	36	Director, Secretary	April 28, 2004

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

B.	Compensation

None of our officers have received or earned any compensation or bonus for services rendered for the fiscal years 2007, 2008 and 2009.

We do not maintain key-man life insurance for any of our executive officers or directors, nor do we do not have any long-term compensation plans or stock option plans.

No director has received any type of compensation from us for serving as such, with the exception of Jonathan Levine, who is paid the sum of $1,250 per annum.  No other arrangements are presently in place regarding compensation to directors for their services as directors or for committee participation or special assignments.

We do not have any pension or profit sharing plans.  We may change or increase salaries as our profits and cash flow allow; however, there are no present plans to do so.

C.	Board Practices

The directors are elected to serve until the next annual meeting of stockholders and until their successors have been elected.  Executive officers serve at the discretion of the Board of Directors.

There are no employment contracts with any officers or directors.

D.	Employees

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

E.	Share Ownership

The following table sets forth information, as of January 11, 2010, with respect to the beneficial ownership (on a fully diluted basis) of our common stock by each of our officers and directors, and by the officers and directors of the Company as a group. Information is provided on a fully diluted basis (i.e. beneficial ownership of common stock is stated as if all outstanding options, warrants, rights and conversion privileges are exercised and additional shares of common stock are issued).

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

The following table sets forth certain information, as of January 11, 2010, concerning the ownership of our Common Shares by each person who, to the best of our knowledge, beneficially owned on that date more than 5% of our outstanding Common Shares.

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

Since the date of our incorporation, transactions in which a director or executive officer or nominee for election as a director, or any member of the immediate family of any director or executive officer of Panoshan had, or is to have a direct or indirect material interest, are as follows:

•	On November 29, 2007, our President, David Berardo, acquired 12,600,000 common shares of our stock from the former control shareholder for a cost of $60,000.00.
•
On February 6, 2008, CanAm Capital Corp., a company with a common officer, Mr. Christopher Kolacy, entered into a loan agreement with the Company by way of a promissory note in the principal amount of $19,000, plus interest at 5% per annum until maturity on February 6, 2010.

•
On May 21, 2008, CanAm Capital Corp., a company with a common officer, Mr. Christopher Kolacy, entered into a loan agreement with the Company by way of a promissory note in the principal amount of $20,000, plus interest at 5% per annum until maturity on May 21, 2010.

•	On May 21, 2008, Diva Finance Corporation, a company owned by our President, David Berardo, received a fee of $2,500 for arranging and documenting the loans from CanAm Capital Corp.
•
On March 19, 2009, CanAm Capital Corp., a company with a common officer, Mr. Christopher Kolacy, entered into a loan agreement with the Company by way of a promissory note in the principal amount of $5,000, plus interest at 5% per annum until maturity on March 19, 2011.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.      FINANCIAL INFORMATION

A.	Financial Statements and Other Financial Information

The required audited financial statements for the fiscal years ended June 30, 2009, 2008 and 2007 are provided at the end of this annual report starting on Page F-1.

B.	Significant Changes

Other than as disclosed herein, no significant change has occurred in our financial statements since the fiscal year ended June 30, 2009.

ITEM 9.      THE OFFER AND LISTING

Our common stock is quoted for trading on the OTC Bulletin Board under the symbol "PSHNF".  Our common stock was approved for quotation on June 15, 2007.  We have no other classes of stock quoted on any markets.

The last trade on our common stock was December 7, 2007 at $0.51 per share.  There have been no other trades on our common stock since June 15, 2007 when we were approved for quotation.

ITEM 10.    ADDITIONAL INFORMATION

A.	Share Capital

Not applicable

B.	Memorandum and Articles of Association

The information set forth under the Item "Description of Securities" in our company’s Form F-1, as amended, filed with the Securities and Exchange Commission on January 20, 2006, is hereby incorporated by reference.

The Company held an annual general meeting on March 11, 2008.   At the meeting the following amendments were approved by the shareholders to the Company’s Articles and Bylaws:

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

C.	Material Contracts

None.

D.	Exchange Controls

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

Dividends and Paying Agents
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

F.	Dividends and Paying Agents

Not applicable

G.	Statements by Experts

Not applicable

H.	Documents on Display

Documents and agreements concerning our Company may be viewed by appointment during regular business hours at Suite 1200, 1015 - 4th Street SW, Calgary, Alberta, Canada T2J 1J4.

I.	Subsidiary Information

Not applicable

ITEM 11.            QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable
.
ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There have been no material modifications to the rights of security holders.

ITEM 15.            CONTROLS AND PROCEDURES

Disclosure Controls and Procedures
Our management, under supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e).  Based upon this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of June 30, 2009, the disclosure controls and procedures were effective to ensure that information required to be disclosed in the Company’s Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities Exchange Commission’s rules and forms.

Management’s Annual Report on Internal Control Over Financial Reporting
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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of June 30, 2009.  In making the assessment, management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.   Based on its assessment, management concluded that, as of June 30, 2009, the Company’s internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

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

ITEM 16C.         PRINCIPAL ACCOUNTANT FEES AND SERVICES

On October 10, 2009, the Board of Directors of the Company approved the appointment of Farber, Hass, Hurley, LLP (“Farber”), as our independent auditors for our fiscal year ending June 30, 2009.  As of October 14, 2009, the Company dismissed Bateman McDuffie, Inc., formerly known as Bateman & Co., Inc., P.C. as our auditors.   Our auditors for the fiscal years ending June 30, 2004 to June 30, 2008 were Bateman McDuffie, Inc., formerly known as Bateman & Co., Inc., P.C.

Audit Fees
The aggregate fees incurred by the Company for professional services rendered by Farber for the audit of our annual financial statements for the fiscal year ended June 30, 2009 were $7,500.  The aggregate fees incurred by the Company for professional services rendered by Bateman McDuffie, Inc., formerly known as Bateman & Co., Inc., P.C.  for the audit of our annual financial statements for the fiscal year ended June 30, 2008 was $5,099.

Audit Related Fees
The fees billed for related services by Farber relating to the performance of the audit or review of our financial statements for the fiscal year ended June 30, 2009 which are not reported under the heading "Audit Fees" above, were $0.  The fees billed related services by Bateman McDuffie, Inc., formerly known as Bateman & Co., Inc., P.C.  relating to the performance of the audit or review of our financial statements for the fiscal year ended June 30, 2008 which are not reported under the heading "Audit Fees" above, were $0.

Tax Fees
For the fiscal year ending June 30, 2009, there were no aggregate fees billed for tax compliance, tax advice and tax planning by Farber.  For the fiscal year ended June, 30, 2008, there were no aggregate fees billed for tax compliance, tax advice and tax planning by Bateman McDuffie, Inc., formerly known as Bateman & Co., Inc., P.C.

All Other Fees
For the fiscal year ending June 30, 2009 there were no aggregate fees billed by Farber for products and services, other than the services set out above.  For the fiscal year ended June 30, 2008 there were no aggregate fees billed by Bateman McDuffie, Inc., formerly known as Bateman & Co., Inc., P.C.  for products and services, other than the services set out above.

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

ITEM 16E.         PURCHASES OF EQUITY SECURITIES BY OUR COMPANY AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.         CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On October 10, 2009, the Company engaged the accounting firm of Farber, Hass, Hurley, LLP (“Farber”) as its principal accounting firm to audit the Company’s financial statements as successor to Bateman McDuffie, Inc., formerly known as Bateman & Co., Inc., P.C.  During the Company’s two most recent fiscal years or subsequent interim period, the Company has not consulted with Farber regarding either the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements; nor did Farber  provide advice to the Company, either written or oral, that was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; nor has any disagreement or other reportable event (as such are defined in paragraphs (a)(1)(iv)-(v) under Item 304 of Regulation S-K) occurred as disclosed above.

During the Company's fiscal periods preceding Bateman McDuffie, Inc.’s, formerly known as Bateman & Co., Inc., P.C. dismissal and through the date of dismissal, there were no disagreements between the Company and Bateman McDuffie, Inc., formerly known as Bateman & Co., Inc., P.C.  on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

There were no reportable events (as such term is defined by paragraph (a)(1)(v) of Item 304 of Regulation S-K promulgated by the Securities and Exchange Commission ("Regulation S-K") that occurred within the Company's fiscal periods preceding Bateman McDuffie, Inc.’s, formerly known as Bateman & Co., Inc., P.C.  dismissal and through the date of dismissal.

ITEM 16G.         CORPORATE GOVERNANCE

Not Applicable.

PART III

ITEM 17.            FINANCIAL STATEMENTS

See Item 18 “Financial Statements” below.

ITEM 18.            FINANCIAL STATEMENTS

Our audited financial statements for the fiscal years ended June 30, 2009, 2008 and 2007 are provided herein starting on page F-1.

PANOSHAN MARKETING CORP.
(A development stage enterprise)

FINANCIAL STATEMENTS
FOR THE PERIOD FROM INCEPTION (April 27, 2004) TO
FISCAL YEAR END JUNE 30, 2009

Page
Audited Financial Statements

Reports of Independent Registered Public Accounting Firms	F2 and F-3

Balance Sheets	F-4

Statements of Operations	F-5

Statement of Changes in Stockholders’ Equity/(Deficit)	F-6

Statements of Cash Flows	F-7

Notes to Financial Statements	F-8 to F-13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Panoshan Marketing Corp.:

We have audited the accompanying balance sheet of Panoshan Marketing Corp. (a development stage company) (the “Company”) as of June 30, 2009, and the related statements of operations, stockholders’ equity (deficit), and cash flows for the year then ended and for the period of inception, April 27, 2004, through June 30, 2009.  The Company’s management is responsible for these financial statements.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Panoshan Marketing Corp. (a development stage company) as of June 30, 2009, and the results of its operations and its cash flows for the year then ended and for the period from inception, April 27, 2004, through June 30, 2009, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 2 to the financial statements, the Company is not currently engaged in a business and has suffered losses from development stage activities to date approximating $103,000, and has negative stockholders’ equity of approximating $44,000, all of which raise substantial doubt about its ability to continue as a going concern.  Management’s plans in regard to these matters are also described in Note 2.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Farber Hass Hurley LLP

Camarillo, CA
December 8, 2009

Bateman McDuffie, Inc.
Certified Public Accountants
19 Briar Hollow Lane, Suite 263
Houston, Texas 77027
(713) 552-9800
FAX (713) 552-9700
www.batemanhouston.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Stockholders
Of Panoshan Marketing Corp.

We have audited the accompanying balance sheets of Panoshan Marketing Corp., (a Nevada corporation and a development stage enterprise) as of June 30, 2008, and 2007, and the related statements of operations, stockholders’ equity, and cash flows for each of the two years ended June 30, 2008, and 2007, and for the portion of the cumulative amounts that represent the period from inception, April 27, 2004, through June 30, 2008. Panoshan Marketing Corp.’s management is responsible for these financial statements.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Panoshan Marketing Corp. (a development stage enterprise) as of June 30, 2008, and 2007, and the results of its operations and its cash flows for each of the years ended June 30, 2008, and 2007, and for the portion of the cumulative amounts that represent the period from inception, April 27, 2004, through September 30, 2008, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ Bateman McDuffie, Inc.
BATEMAN McDUFFIE, INC.,
Formerly known as BATEMAN & CO., INC., P.C.

Houston, Texas
January 12, 2009

International Associate UK 200 GROUP
Associate Offices in Principal Cities Around The World

PANOSHAN MARKETING CORP.
(A development stage enterprise)
Balance Sheets

	June 30,
	2009	2008	2007
ASSETS
Current assets:
Cash in bank	$3,932	$10,265	$2,659
Total current assets	3,932	10,265	2,659

Other assets:
Marketing rights	-	-	100
Prepaid Expenses	1,038	-	-
Prepaid loan fees, net of $1,167 Amortization	1,125	2,292	-
Deferred registration costs	-	-	-
Total other assets	2,163	2,292	100
Total assets	$6,095	$12,557	$2,759

LIABILITIES
Current liabilities:
Account payable, related parties	$3,186	$1,836	$1,115
Interest payable	2,433	493	-
Notes payable, related parties	19,000	-	-
Total current liabilities	24,619	2,329	1,115

Long term liabilities:
Notes payable, related parties	25,000	39,000	-
Total long term liabilities	25,000	39,000	-

Total liabilities	$49,619	$41,329	$1,115

STOCKHOLDERS' EQUITY/(DEFICIT)
Common stock, no par value, unlimited authorized, 18,000,000 shares issued and outstanding	$39,243	$39,243	$39,243
Contributed capital	20,000	15,000	10,000
Deficit accumulated during the development stage	(102,767)	(83,015)	(47,599)
Total stockholder's equity/(deficit)	(43,524)	(28,772)	1,644
Total liabilities and stockholder's equity	$6,095	$12,557	$2,759

The accompanying notes are an integral part of these financial statements.

PANOSHAN MARKETING CORP.
(A development stage enterprise)
Statements of Operations

	Year ended June 30,			Cumulative April 27, 2004
	2009	2008	2007	Through June 30, 2009

Revenues	$-	$-	$-	$-

General and administrative expenses:
Professional fees	11,151	27,371	14,329	71,102
Management fees	5,000	5,000	5,000	23,000
Other general and administrative	1,661	2,330	1,637	6,010
Total operating expenses	17,812	34,701	20,966	100,112
Loss from operations	(17,812)	(34,701)	(20,966)	(100,112)

Other income (expenses):
Interest expense	(1,940)	(715)	-	(2,655)
Loss before taxes	(19,752)	(35,416)	(20,966)	(102,767)

Provision (credit) for taxes on income:	-	-	-	-
Net loss	$(19,752)	$(35,416)	$(20,966)	$(102,767)

Basic and diluted earnings (loss) per common share	$-	$-	$-	$-

Weighted average number of shares outstanding	18,000,000	18,000,000	18,000,000

The accompanying notes are an integral part of these financial statements.

PANOSHAN MARKETING CORP.
(A development stage enterprise)
Statements of Stockholders’ Equity

	Common Stock
	Shares	Amount	Contributed Capital	Deficit Accumulated During the Development Stage	Total
Inception, April 27, 2004	-	$-	$-	$-	$-
Shares issued for cash	5,400,000	60,000			60,000
Shares issued for marketing rights	12,600,000	100			100
Development stage net loss				(382)	(382)
Balances, June 30, 2004	18,000,000	60,100	-	(382)	59,718
Services contributed by officers and managers for which no stock was issued			5,000		5,000
Development stage net loss				(16,192)	(16,192)
Balances, June 30, 2005	18,000,000	60,100	5,000	(16,574)	48,526
Development stage net loss				(10,059)	(10,059)
Balances, June 30, 2006	18,000,000	60,100	5,000	(26,633)	38,467
Services contributed by officers and managers for which no stock was issued			5,000		5,000
Deferred registration costs charged against common stock proceeds		(20,857)			(20,857)
Development stage net loss				(20,966)	(20,966)
Balances, June 30, 2007	18,000,000	39,243	10,000	(47,599)	1,644
Services contributed by officers and managers for which no stock was issued			5,000		5,000
Development stage net loss				(35,416)	(35,416)
Balances, June 30, 2008	18,000,000	39,243	15,000	(83,015)	(28,772)
Services contributed by officers and managers for which no stock was issued			5,000		5,000
Development stage net loss				(19,752)	(19,752)
Balances, June 30, 2009	18,000,000	$39,243	$20,000	$(102,767)	$(43,524)

The accompanying notes are an integral part of these financial statements.

PANOSHAN MARKETING CORP.
(A development stage enterprise)
Statements of Cash Flows

	Year Ended June 30,			Cumulative April 27, 2004
	2009	2008	2007	Through June 30, 2009
Cash flows from operating activities:
Net loss	$(19,752)	$(35,416)	$(20,966)	$(102,767)
Adjustments to reconcile net loss to cash provided (used) by development stage activities:
Services contributed by officers	5,000	5,000	5,000	20,000
Amortization of loan fees	1,167	208	-	1,375
Write-off of marketing rights	-	100	-	100
Changes in current assets and liabilities:
Prepaid Expenses	(1,038)	-	-	(1,038)
Accounts payable, related parties	1,350	721	-	3,186
Interest payable	1,940	493	1,115	2,433
Net cash flows from operating activities	(11,333)	(28,894)	(14,851)	(76,711)

Cash flows from investing activities:
Acquisition of marketing rights	-	-	-	100
Less, Common stock issued therefore	-	-	-	(100)
Net cash flows from investing activities	-	-	-	-

Cash flows from financing activities:
Proceeds from sale of common stock	-	-	(20,857)	39,143
Change in deferred registration costs	-	-	20,857	-
Prepaid loan fees incurred	-	(2,500)	-	(2,500)
Proceeds, notes payable, related parties	5,000	39,000	-	44,000
	5,000	36,500	-	80,643
Net cash flows	(6,333)	7,606	(14,851)	3,932

Cash and equivalents, beginning of period	10,265	2,659	17,510	-
Cash and equivalents, end of period	$3,932	$10,265	$2,659	$3,932

Supplemental cash flow disclosures:
Cash paid for interest	-	-	-	-
Cash paid for income taxes	-	-	-	-
Noncash investing and financing activities:
Stock issued for marketing rights	-	-	-	100
Services contributed by officers	5,000	5,000	5,000	20,000

The accompanying notes are an integral part of these financial statements.

PANOSHAN MARKETING CORP.
(A development stage enterprise)
Notes to Financial Statements
June 30, 2009, 2008, 2007

Note 1 - Organization and Summary of Significant Accounting Policies

Organization and nature of business - Panoshan Marketing Corp. (identified in these footnotes as "we" or the Company) is an Alberta, Canada, corporation incorporated on April 27, 2004. We are domiciled in Calgary, Alberta, Canada, and have an executive office in Los Angeles, California. We use a June 30 fiscal year for financial reporting purposes.

David J. Berardo of Los Angeles, California owns 70% of our shares. Mr. Berardo acquired the shares on November 29, 2007 from Server Researches Incorporated.

Prior to November 29, 2007 our intent was to become a marketer of highly technical hardware and software solutions for computer server installations in Asia. We had been granted marketing rights by Server Researches, Incorporated to distribute its product, "PC Weasel," in Asia. We had planned to obtain rights to market other similar products. We had contracted with Puroil Technology, Inc. (“Puroil”) to conduct marketing and sales activities on our behalf. We had expected that Puroil would identify potential computer products distributors of our licensed products and engage them to distribute the products in Asia.

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

Fair value of financial instruments and derivative financial instruments We have adopted Statement of Financial Accounting Standards regarding Disclosure About Derivative Financial Instruments and Fair Value of Financial Instruments. The carrying amounts of cash, receivables, and current liabilities approximate fair value because of the short maturity of these items. These fair value estimates are subjective in nature and involve uncertainties and matters of significant judgment, and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect these estimates. We not hold or issue financial instruments for trading purposes, nor do we utilize derivative instruments in the management of our foreign exchange, commodity price or interest rate market risks.

PANOSHAN MARKETING CORP.
(A development stage enterprise)
Notes to Financial Statements (continued)
June 30, 2009, 2008, 2007

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

Intangible assets/marketing rights - We have adopted Statement of Financial Accounting Standards number 142, Goodwill and Other Intangible Assets, which requires that intangible assets acquired by the issuance of shares be valued initially at fair value and evaluated for impairment at least annually. We acquired marketing rights from our majority shareholders in exchange for common stock. However, SEC rules dictate that transfers of nonmonetary assets to a company by its promoters or shareholders in exchange for stock prior to or at the time of the company's initial public offering should be recorded at the transferors' historical cost basis determined under generally accepted accounting principles. Since the shareholders historical cost basis in the license was $100, it was recorded at that amount. Upon abandonment of our plans to exploit the rights, the asset was written off. See Note 6.

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

Revenue recognition - Since inception, we have had no revenue. Before abandoning our plans to exploit the PC-Weasel marketing rights, we expected that our future revenue would be in the form of commissions on the sale of PC Weasel and other products that we might have represented. Currently, we do not know what the sources of future revenues will be.

Net income per share of common stock - We have adopted FASB Statement Number 128, Earnings per Share, which requires presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. In the accompanying financial statements, basic earnings per share of common stock is computed by dividing net income by the weighted average number of shares of common stock outstanding during the period. Because we experienced an operating loss during the period, the calculation of diluted earnings per share did not include the warrants described in Note 6 below, as the calculation would have been antidilutive.

Note 2 - Future operations

At June 30, 2009, we were not currently engaged in an operating business and expect to incur development stage operating losses until we acquire or start a business and become profitable. As indicated above, we are currently investigating business opportunities. We intend to rely on our officers and directors to perform essential functions without compensation until a business operation can be commenced.

At June 30, 2009, we had incurred cumulative losses from operations approximating $103,000, and had negative stockholders equity of approximately $44,000. In addition, the warrants issued with our original stock sale (see Note 6) expired unexercised in February 2007. Since that time, Management has been investigating other sources of equity or debt financing to enable us to develop and execute a business plan. Subsequent to the end of our fiscal year, the Company borrowed $10,000 each on two occasions in September and November 2009. Accordingly, there is no assurance we will be able to survive as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

PANOSHAN MARKETING CORP.
(A development stage enterprise)
Notes to Financial Statements (continued)
June 30, 2009, 2008, 2007

Note 3 - Deferred registration costs

We engaged an attorney and a securities consulting firm related to the attorney to assist us in filing with the U.S. Securities and Exchange Commission and OTC Bulletin Board to allow us to offer stock for sale to the public. The registration statement filed with SEC became effective on February 2, 2006; the approval for a quotation on the OTC Bulletin Board was issued on June 15, 2007. Through June 30, 2006 and 2005, we had incurred $20,857 and $15,799, respectively, of attorneys' fees and other expenses related to the registration statement and OTC Bulleting Board filing. These costs were initially deferred; however, the warrants associated with the original stock issuance expired unexercised. Therefore, Management determined that the deferred costs should be charged against the original proceeds from the sale of stock, and charged the deferred amount ($20,857) against common stock as of June 30, 2007.

Note 4 - Long term note payable

Long term note payable consists of:

Balances, June 30, 2009
Promissory note to CanAm Capital Corp., dated May 21, 2008, due May 21, 2010 with interest at 5% per annum, unsecured	$20,000
Promissory note to CanAm Capital Corp., dated Feb 6, 2008, due Feb 6, 2010, with interest at 5% per annum, unsecured	19,000
Promissory note to CanAm Capital Corp., dated Mar 19, 2009, due Mar 19, 2011, with interest at 5% per annum, unsecured	5,000
Total	$44,000
Less, Amount due within one year	19,000
Noncurrent portion	$25,000

Our corporate secretary is also secretary of CanAm Capital. Family members of shareholders owning less than 9% of our stock control CanAm Capital.

Note 5 - Federal income tax

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

Through June 30, 2009, our principal office has been in Alberta, Canada, and we are an Alberta corporation. Therefore, the income tax amounts reported herein represent Canadian income taxes. In the future, we may redomicile in the United States, at which time we will be subject to U.S. Income Taxes.

PANOSHAN MARKETING CORP.
(A development stage enterprise)
Notes to Financial Statements (continued)
June 30, 2009, 2008, 2007

Note 5 - Federal income tax (continued)

Our reconciliation of income taxes for fiscal years ended 2008 and 2007 were reported as follows in our annual report on Form 20-F for the fiscal year ended June 30, 2008:

The provision for refundable income tax consists of the following:

	Year Ended June 30, 2008	Year Ended June 30, 2007
Refundable Canadian income tax attributable to:
Current operations	$(12,000)	$(7,200)
Less, Nondeductible expenses	1,700	1,700
Less, Change in valuation allowance	10,300	5,500
Net refundable amount	$-	$-

The cumulative tax effect at the expected rate of 34% of significant items comprising our net deferred tax amount is as follows:

	June 30, 2008	June 30, 2007
Deferred tax asset attributable to:
Net operating loss carryover	$23,100	$12,800
Less, Valuation allowance	(23,100)	(12,800)
Net deferred tax asset	$-	$-

We have amended the above disclosure for those years to more accurately reflect the actual statutory tax rates for the periods reported herein, including 2008 and 2007 fiscal year end tax rates.  This amendment in disclosure is reflected below.

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	Year Ended June 30,
	2009	2008	2007
Statutory tax rate	29%	29.5%	32.5%
Refundable Canadian income tax attributable to: Current operations	$(5,728)	$(10,400)	$(6,800)
Less, Nondeductible expenses	1,450	1,475	1,625
Less, Change in valuation allowance	4,278	8,925	5,175
Net refundable amount	$-	$-	$-

The cumulative tax effect at the expected combined rate of 31.02% of significant items comprising our net deferred tax amount is as follows:

PANOSHAN MARKETING CORP.
(A development stage enterprise)
Notes to Financial Statements (continued)
June 30, 2009, 2008, 2007

Note 5 - Federal income tax (continued)

	Year Ended June 30,
	2009	2008	2007
Deferred tax asset attributable to: Net operating loss carryover	$25,678	$21,400	$12,475
Less, Valuation allowance	(25,678)	(21,400)	(12,475)
Net deferred tax asset	$-	$-	$-

At June 30, 2009, we had an unused net operating loss carryover approximating $82,767 that is available to offset future taxable income with $16,574 expiring in 2025, $5,059 expiring in 2026, $15,966 expiring 2027, $30,416 expiring in 2028 and $14,752 expiring in 2029.

Note 6 - Issuance of shares and warrants

As of June 30, 2009, the Company had issued shares of its no par value common stock as follows:

Date	Description	Shares	.Price Per Share	Amount
04/27/04	Shares issued for marketing rights	12,600,000	$.00000	$100
04/27/04	Shares issued for cash and services	5,400,000	$.01111	60,000
06/30/06	Cumulative Totals	18,000,000		$60,100

We issued 12,600,000 shares of stock to Server Researches, Incorporated in exchange for the right to market their product, PC Weasel, in Asia, which is defined as Japan, Indonesia, Thailand, China, Hong Kong, Taiwan, India, Pakistan, and Malaysia. The transaction has been valued at $100, which was Server Researches' historical cost basis in the agreement. The term of the agreement is perpetual. In November 2007, David J. Berardo acquired these shares; at the same time, of the 5,400,000 shares acquired by third parties 5,301,900 shares were issued for cash and 50,000 shares were issued for services. A total of 48,100 shares remain issued and outstanding in the hands of the public. As of June 30, 2009, there were no warrants outstanding.

Note 7 -- Related party transactions

We originally entered into an agreement with Puroil Technology, Inc. under which Puroil would provide management services to us for the two year period ending May 31, 2006 for $1,000 per month. However, we agreed with Puroil to cancel the agreement; accordingly, no charges were incurred.

Our officers and managers have contributed services during our development stage for which no compensation was paid and no stock was issued. The estimated value of such services is reflected in the accompanying statements of operations and statements of stockholders equity as services contributed by officers and managers for which no stock was issued.

In February 2008, May 2008, and March 2009 we borrowed $19,000, $20,000 and $5,000 respectively from Can Am Capital Corp., to pay operating expenses. Our Secretary, Treasurer and a director, Mr. Kolacy, is also Administrative Vice President for CanAm Capital Corp. For arranging the $19,000 and $20,000 loans, we paid Diva Finance Corporation, an affiliate of David J. Berardo, the President and 70 percent shareholder, a consulting fee of $2,500, which is being amortized as interest expense over the life of the loans.

PANOSHAN MARKETING CORP.
(A development stage enterprise)
Notes to Financial Statements (continued)
June 30, 2009, 2008, 2007

Note 8 - Leasing Arrangements

During the year ended June 30, 2009, we conducted operations from a facility located at 1901 Avenue of the Stars 931, Los Angeles, CA 90067 that was leased under a short term lease. Rental expense was $1,200 for the year ended June 30, 2009.

Note 9 - Recent accounting pronouncements

In June 2009 the FASB established the Accounting Standards Codification ("Codification" or "ASC") as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States ("GAAP"). Rules and interpretive releases of the Securities and Exchange Commission ("SEC") issued under authority of federal securities laws are also sources of GAAP for SEC registrants. Existing GAAP was not intended to be changed as a result of the Codification, and accordingly the change did not impact our financial statements. The ASC does change the way the guidance is organized and presented.

Statement of Financial Accounting Standards ("SFAS") SFAS No. 165 (ASC Topic 855), "Subsequent Events", SFAS No. 166 (ASC Topic 810), "Accounting for Transfers of Financial Assets-an Amendment of FASB Statement No. 140", SFAS No. 167 (ASC Topic 810), "Amendments to FASB Interpretation No. 46(R)", and SFAS No. 168 (ASC Topic 105), "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles-a replacement of FASB Statement No. 162" were recently issued. SFAS No. 165, 166, 167, and 168 have no current applicability to the Company or their effect on the financial statements would not have been significant.

Accounting Standards Update ("ASU") ASU No. 2009-05 (ASC Topic 820), which amends Fair Value Measurements and Disclosures - Overall, ASU No. 2009-13 (ASC Topic 605), Multiple-Deliverable Revenue Arrangements, ASU No. 2009-14 (ASC Topic 985), Certain Revenue Arrangements that include Software Elements, and various other ASU's No. 2009-2 through ASU No. 2010-03 which contain technical corrections to existing guidance or affect guidance to specialized industries or entities were recently issued. These updates have no current applicability to the Company or their effect on the financial statements would not have been significant.

None of the above new pronouncements has current application to the Company, but may be applicable to the Company's future financial reporting.

Note 10 – Subsequent Events

In September 2009, the Company refinanced all its debt and accrued interest and acquired an additional $10,000 in credit, together with a further $10,000 in November 2009.

The Company has evaluated subsequent events from the balance sheet date through January 11th, 2010 and determined that there are no other items that require disclosure.

ITEM 19.            EXHIBITS

Number	Description
1.1	Articles of Amendment	Incorporated by reference to the Exhibits filed with the Form F-1/A filed with the SEC on January 20, 2006
1.2	Bylaws	Incorporated by reference to the Exhibits filed with the Form F-1/A filed with the SEC on January 20, 2006
4.1	Warrant Agency Agreement	Incorporated by reference to the Exhibits filed with the Form F-1/A filed with the SEC on January 20, 2006
4.2	License Agreement dated July 19, 2004 entered into with Server Researches Inc	Incorporated by reference to the Exhibits filed with the Form F-1/A filed with the SEC on January 20, 2006
15.1	Consent by prior auditors Bateman McDuffie, Inc. formerly known as Bateman &Co., Inc. P.C. to the inclusion of their report dated January 12, 2009, on their audit of teh financial statements of Panoshan Marketing Corp. as at June 30, 2008 and 2007, and for the two years then ended, and for the period from inception, April 27, 2004, through June 30, 2008.	Filed herewith
12.1	Certification required by Rule 13a-14(a) or Rule 15d-14(a) – Principal Executive Officer and Principal Financial Officer	Filed herewith
13.1
Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350) – Principal Executive Officer and Principal Financial Officer
Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PANOSHAN MARKETING CORP.

Date: January 13, 2010	By:	/s/ David J. Berardo
Name: David J. Berardo
Title: President, Chief Financial Officer, and Director (Principal Executive Officer and Principal Financial Officer