Form 20-F
period 2010-06-30
PANOSHAN
filed 2011-01-14
CIK 1301369

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended June 30, 2010 (with other information to January 10, 2011, except where noted)
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report:

For the transition period from __________________________ to ___________________________

000-51899
(Commission file number)

PANOSHAN MARKETING CORP.
(Exact name of Registrant as specified in its charter)

Alberta, Canada
(Jurisdiction of incorporation or organization)

1901 Avenue of the Stars, # 931, Los Angeles, CA 90067
(Address of principal executive offices)

David J. Berardo
1901 Avenue of the Stars, #931, Los Angeles, CA 90067
Facsimile: (310) 282-0688
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
None	Not Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s capital or common stock as of the close of the period covered by the annual report.

18,000,000 shares of common stock as of June 30, 2010

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

Yes [X] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be sumitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes [ ] No [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	[ ]	Accelerated filer	[ ]	Non-accelerated filer	[X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	[X]	International Financial Reporting Standards as issued by the International Accounting Standards Board	[ ]	Other	[ ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [ ] Item 18 [ ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes [X] No [ ]

Introduction

As used in this annual report, the terms "we", "us", “Panoshan”, "our" and “Company” mean Panoshan Marketing Corp., unless otherwise indicated.

You should rely only on the information contained in this Annual Report. We have not authorized anyone to provide you with information that is different. The information in this Annual Report may only be accurate on the date of this Annual Report or on or as at any other date provided with respect to specific information.

Cautionary Statement Regarding Forward-Looking Information

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

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.  KEY INFORMATION

Selected Financial Data

The following tables summarize selected financial data for our Company, which are stated in U.S. dollars and prepared in accordance with accounting principles generally accepted in the United States of America for the years ended June 30, 2010 through 2006.  We were incorporated on April 27, 2004.  The information in the table was extracted from the financial statements and related notes included in this annual report and the previously filed reports, and should be read in conjunction with such financial statements.

	Statement of Operations Data As at June 30 (U.S. dollars)
	$2010	$2009	$2008	$2007	$2006
Operating Revenues	-	-	-	-	-
Income (loss) from Operations	(50,852)	(17,812)	(34,701)	(20,966)	(10,059)
Net Income (loss)	(54,014)	(19,752)	(35,416)	(20,966)	(10,059)
Net Income (loss) from Operations, per share	-	-l	-	-	-

	Balance Sheet Data As at June 30 (U.S. dollars)
	$2010	$2009	$2008	$2007	$2006
Total Assets	496	6,095	12,557	2,759	38,467
Total Liabilities	93,034	49,619	41,329	1,115	0
Total Stockholders' Equity (Deficit)	(92,538)	(43,524)	(28,772)	1,644	38,467
Capital Stock	39,243	39,243	39,243	39,243	60,100
Number of Shares	18,000,000	18,000,000	18,000,000	18,000,000	18,000,000

Capitalization and Indebtedness

Not Required.

Reasons for the Offer and Use of Proceeds

Not Required.

Risk Factors

Our business entails a significant degree of risk and investment in our securities should be considered highly speculative.  Investment in our securities should only be undertaken by persons who can afford the loss of their entire investment.  The following is a brief discussion of those distinctive or special characteristics of Panoshan’s operations and industry which may have a material impact on Panoshan’s financial performance.

Financial Risk Factors

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

ITEM 4.  INFORMATION ON THE COMPANY

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

Overview
We do not currently have any business operations and we are seeking acquisition opportunities.    We have incurred losses and we expect to incur losses until we acquire or start a business and become profitable.  We are currently investigating business opportunities.  We believe that our Company will have insufficient cash resources to operate at the present level of operations and expenditures for the next 12 months and, as a result, will need to obtain financing from either a debt or equity issue, or a combination with a third party that has sufficient cash flow to allow us to continue our operations. Our average operating costs are expected to be approximately $1,500 per month and are not expected to exceed this level within the next 12 months, unless the Company should enter into an acquisition agreement at which time we expect our operating costs may increase substantially.   We cannot at this time predict what our operating costs might be if we should commence business operations.

Operating Results

There have been no revenues from the date of incorporation on April 27, 2004 to the year ended June 30, 2010.

The Company realized net losses of $54,014 for the period ended June 30, 2010, as compared to $19,752 for the 12-month period ended June 30, 2009 and $35,416 for the 12-month period ended June 30, 2008. The increase in the loss was due primarily to increased professional fees, which increased from $11,151 for the period ending June 30, 2009 to $42,153 in 2010, and compared to $27,371 in 2008.  We expect such expenses to increase if we are able to identify a suitable transaction for the Company.  There was also an increase in interest expenses to $3,162 in the current fiscal year, from $1,940 in the prior year, and $715 for the period ended June 30, 2008.  The increase in interest costs was due to increased levels of borrowing, year over year, and will continue to increase unless such borrowed amounts are paid down.

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

B.      Liquidity and Capital Resources

At June 30, 2010, Panoshan’s total current assets of $496 were less than its current liabilities of $13,439, resulting in a $12,943 working capital deficit.  In fiscal 2009, current assets of $3,932 were less than its current liabilities of $24,619, as compared to total current assets of $3,932 which exceeded current liabilities of $25,619 at the close of fiscal 2009.

As we have had no revenues to date, we have relied on the amount of $60,000 realized from the sale of 5,400,000 shares in April 2004 to fund our operations to June 30, 2007. Thereafter, we have relied upon loans totaling approximately $80,000 through to June 30, 2010.  There can be no assurance that debt or equity financing will be available to the Company in an amount and on terms acceptable to us, as and when required, or at all.

While we do not expect to expend more than $12,000 to $18,000 over the 12-month period beginning July 1, 2010 and we plan to keep costs at a minimum until such time as revenues are generated to cover any increased costs, costs would most probably increase if we are able to complete an acquisition.  The amounts borrowed to date, approximately $80,000, were restructured to a long term note due in 2015, thereby reducing our obligations in the forthcoming year.  We will therefore be required to raise additional capital to meet these anticipated obligations.

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

E.	Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements as of the date of this Report.

F.	Tabular Disclosure of Contractual Obligations

	Payments due by period, relative to June 30, 2010
Contractual Obligations	Total(1)	Less than one year	1-3 years	3-5 years (1)	More than 5 years
Promissory Notes	$79,595	-	-	$79,595	0
Total	$79,595	-	-	$79,595	0
(1) This note does not include accrued interest at the rate of Five (5%) percent per annum.  Details of the promissory note terms are outlined in Note 4 of the financial statements.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following table sets forth certain information in respect of our directors and executive officers, as of the date hereof:

Name	Age	Position	Date Elected
David Berardo 1901 Avenue of the Stars, #931 Los Angeles, CA 90067	68	President, Chief Financial Officer, Director	November 29, 2007
Stephan Doucet 2959 Day Road Roberts Creek, , BC V0N 2W1	51	Director	April 1, 2010
Christopher Kolacy 421 East Shirley, #2 Beverly Hills, California 90232	37	Director, Secretary	April 28, 2004

David Berardo, President, Chief Financial Officer and Director
Mr. Berardo has been President, Chief Financial Officer and a director of our company since November 29, 2007.  Mr. Berardo has over 35 years of experience as a business and tax lawyer.  He  graduated from Pomona College in Claremont, California with a B.A. degree in International Relations.  Since graduation from the University Of California Los Angeles School Of Law in 1967, he has devoted most of his professional career to domestic and international business transactions.  Mr. Berardo serves as an officer and director of several California corporations that acquire and finance the acquisition of companies engaged in international business transactions.  He is also the executive director of an international charity.  Mr. Berardo serves as the President of our company and will be responsible for overseeing our business expansion.

Stephen Doucet, Director
Mr. Doucet has been a director of our company since April 1, 2010.  For the past 25 years, Mr. Doucet has worked in the field of information technology, including the last twelve years as the President and sole shareholder of Sierra Incorporated.  Mr. Doucet earned his bachelor's degree in 1986 from Ambassador University in Pasadena, California.  Mr. Doucet is citizen of the United States, but a resident of Canada.  Mr. Doucet lives with his family in Roberts Creek, British Columbia.

Christopher Kolacy, Secretary and Director
Mr. Kolacy, has been Secretary, and a director of our company since its incorporation. From 1996 to 1999, Mr. Kolacy was a personal trainer at Desert Mountain Resort in Scottsdale, Arizona. From 2000 to 2002, Mr. Kolacy served as Office Manager and Assistant to the President of Mountain Desert Properties, Inc. in Scottsdale Arizona. His responsibilities included sales, marketing web site design and client relations. Since 2002, Mr. Kolacy has served as Administrative Vice President for CanAm Capital Corp. (a private venture funding company) in Los Angeles, California where he oversees all administrative functions of CanAm Capital Corp. Mr. Kolacy devotes time as required to his duties as Secretary and Director.

There are no family relationships among our officers, directors, or persons nominated for such positions.

Mr. Jonathan Levine resigned as a director of the Company on March 31, 2010.

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

Compensation
None of our officers have received or earned any cash compensation or bonus for services rendered for the fiscal year ending June 30, 2010.

No director has received any type of compensation from us for serving as such for the fiscal year ending June 30, 2010, with the exception of Jonathan Levine (resigned as a Director, March 31, 2010), who was paid the sum of $750 during the fiscal year ending June 30, 2010. No other arrangements are presently in place regarding compensation to directors for their services as directors or for committee participation or special assignments.

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

Employees

As of the date of this annual report, our operations are carried out by our President and Director, David Berardo on a part-time basis.  For the years ended June 30, 2010 and June 30, 2009, $5,000 and $5,000, respectively, was recorded as compensation expense.  Mr. Berardo waived reimbursement and amounts have been recorded as a contribution to capital for both years. There are no full-time employees.  There has been no other salary or compensation paid, earned, or accrued to any of the officers and directors and there are no plans to pay, earn, or accrue any compensation until such time as we have sufficient capital and/or revenues to do so, of which there is no assurance.  We have hired outside accounting and consulting for all accounting and required regulatory filings and these consultants are compensated on an hourly basis for their work.   All other activities are carried out by our directors and officers who currently provide, and will continue to provide services as required for no compensation until such time as we can afford to pay for services, of which there is no assurance.  There is no compensation accrual or back pay allowance.

Share Ownership

The following table sets forth information, as of January 10, 2011, with respect to the beneficial ownership (on a fully diluted basis) of our common stock by each of our officers and directors, and by the officers and directors of the Company as a group. Information is provided on a fully diluted basis (i.e. beneficial ownership of common stock is stated as if all outstanding options, warrants, rights and conversion privileges are exercised and additional shares of common stock are issued).

Title of Class of Stock	Beneficial Owner	Number of Shares Held	Percentage of Class (1)
Common	David Berardo (2)	12,600,000	70%
Common	Stephen Doucet	-	0%
Common	Christopher Kolacy	-	0%
TOTAL (All Officers and Directors as a group):		12,600,000	70%
(1)	Based on 18,000,000 shares of common stock outstanding.

We do not presently have any stock option plans.  There are no arrangements for involving employees in the capital of the Company at this time.

ITEM 7. MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS

Major Stockholders

The following table sets forth certain information, as of January 10, 2011, concerning the ownership of our common shares by each person who, to the best of our knowledge, beneficially owned on that date more than 5% of our outstanding common shares.

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

•
On September 23, 2009, CanAm Capital Corp., a company with a common officer, Mr. Christopher Kolacy, entered into a loan agreement with the Company by way of a promissory note in the principal amount of $10,000, plus interest at 5% per annum until maturity on September 23, 2011.

•
On November 20, 2009, CanAm Capital Corp., a company with a common officer, Mr. Christopher Kolacy, entered into a loan agreement with the Company by way of a promissory note in the principal amount of $10,000, plus interest at 5% per annum until maturity on November 20, 2011.

•
On February 26, 2010, CanAm Capital Corp., a company with a common officer, Mr. Christopher Kolacy, entered into a loan agreement with the Company by way of a promissory note in the principal amount of $10,000, plus interest at 5% per annum until maturity on February 26, 2012.

•
On June 30, 2010, CanAm Capital Corp., a company with a common officer, Mr. Christopher Kolacy, entered into a loan agreement with the Company by way of a promissory note in the principal amount of $100,000, plus interest at 5% per annum until maturity on June 30, 2015.  The principal amount of the promissory note represents the maximum amount that the Company may draw down on an open line of credit provided by CanAm Capital Corp.  This promissory note incorporates principal and accrued interest, as at June 30, 2010, from all loan agreements previously entered into between CanAm Capital Corp and the Company.  As of June 30, 2010 the amount due on the new promissory note was $79,595.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.  FINANCIAL INFORMATION

Financial Statements and Other Financial Information

The required audited financial statements are provided at the end of this report starting on Page F-1.

Significant Changes

Other than as disclosed herein, no significant change has occurred in our financial statements since the fiscal year ended June 30, 2010.

ITEM 9.  THE OFFER AND LISTING

Our common stock was approved for quotation on June 15, 2007 on the OTC Bulletin Board under the symbol “PSHNF”.  We have no other classes of stock quoted on any markets.

The last and only trade on our common stock was December 7, 2007, at $0.51 per share.  There have been no other trades on our common stock since we were approved for quotation.

On March 26, 2010, due to a non-compliance with Rule 15c2-11 (no market maker), our common stock was removed from quotation from the OTC Bulletin Board.  As of the date of this filing, our common stock is quoted on OTCMarkets Grey Market, under the same symbol.

ITEM 10.  ADDITIONAL INFORMATION

Memorandum and Articles of Association

Incorporated by reference to disclosure provided in our Form F-1 filed with the Securities and Exchange Commission on August 26, 2004.

The Company held an annual general meeting on March 11, 2008.   At the meeting the following amendments were approved by the shareholders to the Company’s Articles and Bylaws:

1.
The Corporation’s Articles of Incorporate be amended by striking out the following sentence in its entirety:  “NO SHARES OF THE CORPORATION SHALL BE TRANSFERRED WITHOUT THE APPROVAL OF THE DIRECTORS OF THE CORPORATION AS EVIDENCE BY A RESOLUTION OF THE DIRECTORS OF THE CORPORATION”

2.
Any director or officer of the Corporation be and is hereby authorized to approve, execute and deliver any and all such documents and other materials and to do all such acts and things as may be necessary, expedient or desirable in order to give effect to the foregoing resolution.

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

Material Contracts

There are no other material contracts that have not been otherwise disclosed in this annual report.

Exchange Controls

Panoshan is incorporated pursuant to the laws of the Province of Alberta, Canada.  The Company is not aware of any Canadian federal or provincial laws, decrees or regulations that restrict the export or import of capital, including foreign exchange controls or that affect the remittance of interest, dividends or other payments to a non-resident holder of our common stock, other than the withholding tax requirements detailed herein. Dividends paid to U.S. residents, are subject to a 15% withholding tax or a 5% withholding tax for dividends if the stockholder is a corporation owning at least 10% of the outstanding voting shares of our company pursuant to Article X of the reciprocal tax treaty between Canada and the U.S. (see Item 10E "Taxation" below).

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

Taxation

ALL PROSPECTIVE INVESTORS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF PURCHASING THE COMMON SHARES OF THE COMPANY.

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

Capital Gains

A non-resident holder is not subject to tax under the Income Tax Act in respect of a capital gain realized upon the disposition of a common share of our company unless such share is "taxable Canadian property" (as defined in the Income Tax Act) of the non-resident holder.  Our common stock generally will not be taxable Canadian property of a non-resident holder unless the non-resident holder alone or together with non-arm’s length persons owned, or had an interest in an option in respect of, not less than 25% of the issued stock of any class of our capital stock at any time during the 60 month period immediately preceding the disposition of the stock.  In the case of a non-resident holder resident in the United States for whom stock of our company is taxable Canadian property, no Canadian taxes will generally be payable on a capital gain realized on such stock by reason of the Treaty unless the value of such stock is derived principally from real property situated in Canada.

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

U.S. Holders

As used herein, a "U.S. Holder" includes a holder of less than 10% of our common shares who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, any entity which is taxable as a corporation for United States tax purposes and any other person or entity whose ownership of our common stock is effectively connected with the conduct of a trade or business in the United States.  A U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of our common stock is not effectively connected with the conduct of a trade or business in the United States and stockholders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

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

Capital Gains

In general, upon a sale, exchange or other disposition of common stock, a U.S. Holder will generally recognize a capital gain or loss for United States federal income tax purposes in an amount equal to the difference between the amounts realized on the sale or other distribution and the U.S. Holder’s adjusted tax basis in such stock.  Such gain or loss will be a United States source gain or loss and will be treated as a long-term capital gain or loss if the U.S. Holder’s holding period of the stock exceeds one year.  If the U.S. Holder is an individual, any capital gain will generally be subject to United States federal income tax at preferential rates if specified minimum holding periods are met.  The deductibility of capital losses is subject to significant limitations.

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

If we are treated as a PFIC for any taxable year, gains recognized by such U.S. Holder on a sale or other disposition of stock would be allocated ratably over the U.S. Holder’s holding period for the stock.  The amount allocated to the taxable year of the sale or other exchange and to any year before we became a PFIC would be taxed as ordinary income.  The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as applicable, and an interest charge would be imposed on the amount allocated to such taxable year.  Further, any distribution in respect of stock in excess of 125% of the average of the annual distributions on stock received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation as described above.  Certain elections may be available to U.S. Holders that may mitigate some of the adverse consequences resulting from PFIC status.  However, regardless of whether such elections are made, dividends paid by a PFIC will not be "qualified dividend income" and will generally be taxed at the higher rates applicable to other items of ordinary income.

We will establish an office for the Company in the U.S. and engage in a U.S. trade or business for U.S. tax purposes.  Therefore, future foreign source income should not result in the Company being classified as a PFIC.

U.S. Holders and prospective holders should consult their own tax advisors regarding the potential application of the PFIC rules to their ownership of our common stock.

Dividends and Paying Agents

Not required.

Statements by Experts

Not required.

Documents on Display

Documents and agreements concerning our Company may be viewed by appointment during regular business hours at our office at 520 5th Avenue SE, Suite 1250, Calgary AB T2P 3R7.

Subsidiary Information

None.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not required.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

The Company does not have any securities represented by American Depository Receipts.

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There have been no material modifications to the rights of security holders.

Use of Proceeds

Not applicable.

ITEM 15T.  CONTROLS AND PROCEDURES

Disclosure Controls and Procedures
Our management, under supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e).  Based upon this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of June 30, 2010, the disclosure controls and procedures were effective to ensure that information required to be disclosed in the Company’s Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities Exchange Commission’s rules and forms.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of June 30, 2010.  In making the assessment, management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.   Based on its assessment, management concluded that, as of June 30, 2010, the Company’s internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

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

ITEM 16.  [RESERVED]

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

We presently do not have an audit committee nor an audit committee member who qualifies as an "audit committee financial expert" or who is "independent" as that is defined by Rule 4200(a)(15) of the NASDAQ Market Place Rules.  Our board of directors performs the same functions as an audit committee.  Since there are insufficient independent members of the board, it is not feasible at this time to have an audit committee.

ITEM 16B.  CODE OF ETHICS

We have not adopted a written code of ethics.  We have not seen any need to adopt a written code of ethics on the basis that our corporate culture effectively deters wrongdoing and promotes honest and ethical conduct, full, fair and accurate, timely, and understandable disclosure in reports and documents, the compliance with applicable governmental laws, rules and regulations, and prompt internal reporting.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our independent auditors for the fiscal years ended June 30, 2010 and 2009 were Farber Hass Hurley LLP (“Farber”).

Audit Fees

The fees billed by Farber for professional services rendered for the audit of our annual financial statements for the fiscal years ended June 30, 2010 was $7,665 and for 2009 was $7,500.

Audit Related Fees

The fees billed for assurance and related services by Farber relating to the performance of the audit or review of our financial statements for the fiscal years ended June 30, 2010 and 2009, which are not reported under the heading "Audit Fees" above, were Nil.

Tax Fees

For the fiscal years ended June 30, 2010 and 2009, the aggregate fees billed for tax compliance, tax advice and tax planning by Farber were -0-.

All Other Fees

For the fiscal years ended June 30, 2010 and 2009, the aggregate fees billed by Farber as applicable, for products and services, other than the services set out above, were Nil.

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On October 10, 2009, the Company engaged the accounting firm of Farber Hass Hurley LLP (“Farber”) as its principal accounting firm to audit the Company’s financial statements as successor to ABBM Group, Ltd LLP, formerly known as Bateman & Co., Inc., P.C.  During the Company’s two most recent fiscal years or subsequent interim period, the Company has not consulted with Farber regarding either the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements; nor did Farber  provide advice to the Company, either written or oral, that was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; nor has any disagreement or other reportable event (as such are defined in paragraphs (a)(1)(iv)-(v) under Item 304 of Regulation S-K) occurred as disclosed above.

During the Company's fiscal periods preceding ABBM Group, Ltd LLP's, formerly known as Bateman & Co., Inc., P.C. dismissal and through the date of dismissal, there were no disagreements between the Company and ABBM Group, Ltd LLP, formerly known as Bateman & Co., Inc., P.C. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

There were no reportable events (as such term is defined by paragraph (a)(1)(v) of Item 304 of Regulation S-K promulgated by the Securities and Exchange Commission ("Regulation S-K") that occurred within the Company's fiscal periods preceding ABBM Group, Ltd LLP’s, formerly known as Bateman & Co., Inc., P.C. dismissal and through the date of dismissal.

ITEM 16G. CORPORATE GOVERANCE

Not applicable.

PART III

ITEM 17.  FINANCIAL STATEMENTS

Our audited financial statements for the fiscal years ended June 30, 2010 and 2009 are provided herein starting on page F-1.

PANOSHAN MARKETING CORP.
FINANCIAL STATEMENTS
FOR THE PERIOD FROM INCEPTION (APRIL 27, 2004) TO
FISCAL YEAR END JUNE 30, 2010

REPORTED IN U.S. DOLLARS

Page

Audited Financial Statements	F-1

Reports of Independent Registered Public Accounting Firms	F-2 and F-3

Balance Sheets	F-4

Statements of Operations	F-5

Statements of Stockholders’ Equity (Deficit)	F-6

Statements of Cash Flows	F-7

Notes to Financial Statements	F-8 to F-12

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Panoshan Marketing Corp.:

We have audited the accompanying balance sheets of Panoshan Marketing Corp. (a development stage company) (the “Company”) as of June 30, 2010 and 2009, and the related statements of operations, stockholders’ equity (deficit), and cash flows for each of the years then ended and for the period of inception, April 27, 2004 through June 30, 2010.  The Company’s management is responsible for these financial statements.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Panoshan Marketing Corp. (a development stage company) as of June 30, 2010 and 2009, and the results of its operations and its cash flows for each of the years then ended and for the period from inception, April 27, 2004, through June 30, 2010, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 2 to the financial statements, the Company is not currently engaged in a business and has suffered losses from development stage activities to date approximating $157,000, and has negative stockholders’ equity of approximately $93,000, all of which raise substantial doubt about its ability to continue as a going concern.  Management’s plans in regard to these matters are also described in Note 2.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Farber Hass Hurley LLP

Camarillo, CA
January 11, 2011.

ABBM Group, Ltd LLP
Certified Public Accountants

19 Briar Hollow Lane, Suite 263
Houston, Texas 77027
(713) 552-9800
FAX (713) 552-9700
www.abbmgroup.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Stockholders
Of Panoshan Marketing Corp.

We have audited the accompanying statements of operations, stockholders’ equity, and cash flows of Panoshan Marketing Corp., (a Nevada corporation and a development stage enterprise) for the year ended June 30, 2008, and for the period from inception, April 27, 2004, through June 30, 2008, which is included in cumulative amounts presented on the accompanying financial statements. Panoshan Marketing Corp.’s management is responsible for these financial statements.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Panoshan Marketing Corp. (a development stage enterprise) for the year ended June 30, 2008, and for the period from inception, April 27, 2004, through September 30, 2008, which is included in cumulative amounts presented on the accompanying financial statements, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 2 to the financial statements, the Company is not currently engaged in a business and had suffered losses from development stage activities to December 31, 2008 approximating $83,000, and had negative stockholders’ equity at December 31, 2008 of approximately $29,000, all of which raised substantial doubt about its ability to continue as a going concern.  Management's plans in regard to these matters are also described in Note 2.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ ABBM Group, Ltd LLP
Formerly known as BATEMAN & CO., INC., P.C.

Houston, Texas
January 12, 2009
(reissued January 13, 2011 to refer only to financial statements presented)

International Associate
UK 200 GROUP
Associate Offices in Principal Cities Around The World

PANOSHAN MARKETING CORP.
(A development stage enterprise)
Balance Sheets

	Fiscal Year Ended June 30, 2010	Fiscal Year ended June 30, 2009

ASSETS
Current
Cash	$-	$3,932
Total Current Assets	-	3,932

Other
Prepaid Expenses	288	1,038
Prepaid loan fees, net of $2,292 and $1,375 Amortization, respectively	208	1,125
Total other assets	496	-

TOTAL ASSETS	$496	$6,095

LIABILITIES
Current Liabilities
Bank overdraft	1,039	-
Accounts payable	10,000	-
Accounts payable – related parties	2,400	3,186
Interest payable	-	2,433
Notes payable – related parties	-	19,000
	13,439	24,619
Long Term Liabilities
Notes payable – related parties	79,595	25,000
Total Long Term Liabilities	79,595	25,000

Total Liabilities	93,034	49,619

STOCKHOLDERS’ EQUITY (DEFICIT)
Common stock An unlimited number of common shares with no par value. Issued and outstanding 18,000,000 shares as of June 30, 2010 and June 30, 2009	39,243	39,243
Contributed capital	25,000	20,000
Accumulated deficit	(156,781)	(102,767)
Total Stockholders’ (Deficit)	(92,538)	(43,524)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$496	$6,095

See accompanying notes.

PANOSHAN MARKETING CORP.
(A development stage enterprise)
Statement of Operations

	Fiscal Year ended June 30,				From Inception (April 27, 2004) to
	2010		2009	2008	June 30, 2010

Revenues	$		$-	$-	$-

Operating Expenses
Professional fees		42,153	11,151	27,371	113,255
Management fees		5,000	5,000	5,000	28,000
Other general and administrative		3,699	1,661	2,330	9,709
		50,852	17,812	34,701	150,964
Income (Loss) from Operations		(50,852)	(17,812)	(34,701)	(150,964)

Interest expense		(3,162)	(1,940)	(715)	(5,817)
Net Income (Loss)		$(54,014)	$(19,752)	(35,416)	$(156,781)

Net Income (Loss) per Share		$-	$-	-

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING		18,000,000	18,000,000	18,000,000

See accompanying notes.

PANOSHAN MARKETING CORP.
(A development stage enterprise)
Statements of Stockholders’ Equity (Deficit)

				Deficit
				Accumulated
				During the
	Common Stock		Contributed	Development
	Shares	Amount	Capital	Stage	Total
Inception, April 27, 2004	-	$-	$-	$-	$-
Shares issued for cash	5,400,000	60,000			60,000
Shares issued for marketing rights	12,600,000	100			100
Development stage net loss				(382)	(382)
Balances, June 30, 2004	18,000,000	60,100	-	(382)	59,718
Services contributed by officers and managers for which no stock was issued			5,000		5,000
Development stage net loss				(16,192)	(16,192)
Balances, June 30, 2005	18,000,000	60,100	5,000	(16,574)	48,526
Development stage net loss				(10,059)	(10,059)
Balances, June 30, 2006	18,000,000	60,100	5,000	(26,633)	38,467
Services contributed by officers and managers for which no stock was issued			5,000		5,000
Deferred registration costs charged against common stock proceeds		(20,857)			(20,857)
Development stage net loss				(20,966)	(20,966)
Balances, June 30, 2007	18,000,000	39,243	10,000	(47,599)	1,644
Services contributed by officers and managers for which no stock was issued			5,000		5,000
Development stage net loss				(35,416)	(35,416)
Balances, June 30, 2008	18,000,000	39,243	15,000	(83,015)	(28,772)
Services contributed by officers and managers for which no stock was issued			5,000		5,000
Development stage net loss				(19,752)	(19,752)
Balances, June 30, 2009	18,000,000	$39,243	$20,000	$(102,767)	$(43,524)
Services contributed by officers and managers for which no stock was issued			5,000		5,000
Development stage net income (loss)				(54,014)	(54,014)
Balances, June 30, 2010	18,000,000	39,243	25,000	(156,781)	(92,538)

See accompanying notes.

PANOSHAN MARKETING CORP.
(A development stage enterprise)
Statements of Cash Flows

				From Inception
	Fiscal Year Ended April 30,			(April 27, 2004) to
	2010	2009	2008	June 30, 2010

Cash flow used in operating activities
Net loss for the period	$(54,014)	$(19,752)	$(35,416)	$(156,781)
Adjustments to reconcile net loss to net cash used in development stage activities:
Services contributed by officers	5,000	5,000	5,000	25,000
Amortization of loan fees	917	1,167	208	2,292
Write off marketing rights	-	-	100	100
Changes in current assets and liabilities:
Prepaid Expenses	750	(1,038)	-	(288)
Accounts Payable	10,000	-	-	10,000
Accounts Payable – related parties	(786)	1,350	721	2,400
Interest Payable	3,162	1,940	493	5,595
Net cash used in operating activities	(34,971)	(11,333)	(28,894)	(111,682)

Cash flows from investing activities:
Acquisition of marketing rights	-	-	-	100
Less, common stock issued therefore	-	-	-	(100)
Net cash flows from investing activites	-	-	-	-

Cash flow provided (required) by financing activities
Proceeds from sale of common stock	-	-	-	39,143
Change in deferred registration costs	-	-	-	-
Prepaid loan fees incurred	-	-	(2,500)	(2,500)
Proceeds, notes payable, related parties	30,000	5,000	39,000	74,000
Net cash provided (required) by financing activities	30,000	5,000	36,500	110,643

Cash Increase (Decrease)	(4,971)	(6,333)	7,606	(1,039)

Cash, Beginning of period	3,932	10,265	2,659	-

Cash, End of period	$(1,039)	$3,932	$10,265	$(1,039)

Supplemental disclosure of cash flow information:
Cash paid for:
Interest	$-	$-	$-	$-
Income taxes	-	-	-	-
Noncash investing and financing activities:	-	-	-	-
Stock issued for marketing rights	-	-	-	100
Services contributed by officers	$5,000	$5,000	$5,000	$25,000

See accompanying notes.

PANOSHAN MARKETING CORP.
(A development stage enterprise)
Notes to Financial Statements
June 30, 2010, 2009, and 2008

Note 1 - Organization and summary of significant accounting policies:

Following is a summary of our organization and significant accounting policies:

Organization and nature of business – Panoshan Marketing Corp. (identified in these footnotes as “we” or the Company) is an Alberta, Canada, corporation incorporated on April 27, 2004.  We are domiciled in Calgary, Alberta, Canada, and have an executive office in Los Angeles, California.  We use a June 30 fiscal year for financial reporting purposes.

David J. Berardo of Los Angeles, California owns 70% of our shares. Mr. Berardo acquired the shares on November 29, 2007 from Server Researches, Incorporated.

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

Basis of presentation - The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America applicable to development stage enterprises. The financial statements have been presented in U.S. dollars, which is our functional currency.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents - For purposes of the statement of cash flows, we consider all cash in banks, money market funds, and certificates of deposit with a maturity of less than three months to be cash equivalents.

Fair value of financial instruments and derivative financial instruments We have adopted FASB Accounting Standards Codification Topic 825, Financial Instruments, and FASB Accounting Standards Codification Topic 815, Derivatives and Hedging. The carrying amounts of cash, receivables, and current liabilities approximate fair value because of the short maturity of these items. These fair value estimates are subjective in nature and involve uncertainties and matters of significant judgment, and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect these estimates. We not hold or issue financial instruments for trading purposes, nor do we utilize derivative instruments in the management of our foreign exchange, commodity price or interest rate market risks.

PANOSHAN MARKETING CORP.
(A development stage enterprise)
Notes to Financial Statements
June 30, 2010, 2009, and 2008

Note 1 - Organization and summary of significant accounting policies (Continued):

Intangible assets/marketing rights - We have adopted FASB Accounting Standards Codification Topic 350, Goodwill and Other, which requires that intangible assets acquired by the issuance of shares be valued initially at fair value and evaluated for impairment at least annually. We acquired marketing rights from our majority shareholders in exchange for common stock. However, SEC rules dictate that transfers of nonmonetary assets to a company by its promoters or shareholders in exchange for stock prior to or at the time of the company's initial public offering should be recorded at the transferors' historical cost basis determined under accounting principles generally accepted in the United States of America. Since the shareholders historical cost basis in the license was $100, it was recorded at that amount. Upon abandonment of our plans to exploit the marketing rights, the asset was written off. See also Note 6.

Income taxes - Deferred income taxes are reported for timing differences between items of income or expense reported in the financial statements and those reported for income tax purposes in accordance with FASB Accounting Standards Codification Topic 740, Income Taxes, which requires the use of the asset/liability method of accounting for income taxes. Deferred income taxes and tax benefits are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for tax loss and credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company provides deferred taxes for the estimated future tax effects attributable to temporary differences and carryforwards when realization is more likely than not.

Revenue recognition - Since inception, we have had no revenue. Before abandoning our plans to exploit the PC-Weasel marketing rights, we expected that our future revenue would be in the form of commissions on the sale of PC Weasel and other products that we might have represented. Currently, we do not know what the sources of future revenues will be.

Net income per share of common stock - We have adopted FASB Accounting Standards Codification Topic 260, Earnings per Share, which requires presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. In the accompanying financial statements, basic earnings per share of common stock is computed by dividing net income by the weighted average number of shares of common stock outstanding during the period. Because we experienced an operating loss during the period, the calculation of diluted earnings per share did not include the warrants described in Note 6 below, as the calculation would have been antidilutive.

Note 2 - Future operations:

At June 30, 2010, we were not currently engaged in an operating business and expect to incur development stage operating losses until we acquire or start a business and become profitable. As indicated above, we are currently investigating business opportunities. We intend to rely on our officers and directors to perform essential functions without compensation until a business operation can be commenced.

At June 30, 2010, we had incurred cumulative losses from operations approximating $157,000, and had negative stockholders equity of approximately $93,000. In addition, the warrants issued with our original stock sale (see Note 6) expired unexercised in February 2007. Since that time, Management has been investigating other sources of equity or debt financing to enable us to develop and execute a business plan. Nothing has been consummated at January 10, 2011. Accordingly, there is no assurance we will be able to survive as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

PANOSHAN MARKETING CORP.
(A development stage enterprise)
Notes to Financial Statements
June 30, 2010, 2009, and 2008

Note 3 - Deferred registration costs:

We engaged an attorney and a securities consulting firm related to the attorney to assist us in filing with the U.S. Securities and Exchange Commission and OTC Bulletin Board to allow us to offer stock for sale to the public. The registration statement filed with SEC became effective on February 2, 2006; the approval for a quotation on the OTC Bulletin Board was issued on June 15, 2007. Through June 30, 2006 and 2005, we had incurred $20,857 and $15,799, respectively, of attorneys' fees and other expenses related to the registration statement and OTC Bulletin Board filing. These costs were initially deferred; however, the warrants associated with the original stock issuance expired unexercised. Therefore, Management determined that the deferred costs should be charged against the original proceeds from the sale of stock, and charged the deferred amount ($20,857) against common stock as of June 30, 2007.

Note 4 - Long term note payable:

Long term note payable consists of:

Total
Promissory note to CanAm Capital Corp., dated June 30, 2010, due June 30, 2015, with interest at 5% per annum, Unsecured	$79,595

On June 30, 2010, CanAm Capital Corp., a company with a common officer, Mr. Christopher Kolacy, entered into a loan agreement with the Company by way of a promissory note in the principal amount of $100,000, plus interest at 5% per annum until maturity on June 30, 2015.  The principal amount of the promissory note represents the maximum amount that the Company may draw down on an open line of credit provided by CanAm Capital Corp.  This promissory note incorporates principal and accrued interest, as of June 30, 2010, from all loan agreements previously entered into between CanAm Capital Corp and the Company.  As of June 30, 2010 the amount due on the new promissory note was $79,595.

Note 5 - Federal income tax:

We follow FASB Accounting Standards Codification Topic 740, Income Taxes; deferred income taxes reflect the net effect of (a) temporary difference between carrying amounts of assets and liabilities for financial purposes and the amounts used for income tax reporting purposes, and (b) net operating loss carryforwards. No net provision for income tax has been made in the accompanying statement of operations because no recoverable taxes were paid previously. Similarly, no deferred tax asset attributable to the net operating loss carryforward has been recognized, as it is not deemed likely to be realized. During the year ended June 30, 2010, June 30, 2009 and June 30, 2008 there are no material differences between income tax expense and the amount computed by applying the federal statutory income tax rate.

At June 30, 2010, the Company has a net operating loss carryforward for federal tax purposes of approximately $183,200, which, if unused to offset future taxable income, will begin to expire in 2024.

The Company had deferred tax assets of $62,300 at June 30, 2010, relating to its net operating loss. A valuation allowance has been recognized to offset the entire related deferred tax asset due to the uncertainty of realizing the benefit. The valuation allowance increased $18,000, $21,200, and 10,300 during the year ended June 30, 2010, June 30, 2009 and June 30, 2008, respectively,  primarily related to the net taxable loss and to change in estimate for certain deductions.

PANOSHAN MARKETING CORP.
(A development stage enterprise)
Notes to Financial Statements
June 30, 2010, 2009, and 2008

Note 6 - Issuance of shares and warrants:

As of June 30, 2010, the Company had issued shares of its no par value common stock as follows:

Date	Description	Shares	Price Per Share	Amount
04/27/04	Shares issued for marketing rights	12,600,000	$.00000	$100
04/27/04	Shares issued for cash	5,400,000	$.01111	60,000
06/30/06	Cumulative Totals	18,000,000		$60,100

We issued 12,600,000 shares of stock to Server Researches, Incorporated in exchange for the right to market their product, PC Weasel, in Asia, which is defined as Japan, Indonesia, Thailand, China, Hong Kong, Taiwan, India, Pakistan, and Malaysia. The transaction has been valued at $100, which was Server Researches' historical cost basis in the agreement. The term of the agreement is perpetual. In November 2007, David J. Berardo acquired these shares; at the same time, other third parties acquired 5,351,900 of the 5,400,000 shares issued for cash. A total of 48,100 shares remain issued and outstanding the hands of the public. As of June 30, 2010, there were no warrants outstanding.

Note 7 -- Related party transactions:

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

In February, 2008, May, 2008, March 2009, September 2009, November 2009, and February 2010 we borrowed $19,000, $20,000, $5,000, $10,000, $10,000, and $10,000 respectively from Can Am Capital Corp., to pay operating expenses.  On June 30, 2010, CanAm Capital Corp. entered into a loan agreement with the Company by way of a promissory note in the principal amount of $100,000, plus interest at 5% per annum until maturity on June 30, 2015.  The principal amount of the promissory note represents the maximum amount that the Company may draw down on an open line of credit provided by CanAm Capital Corp.  This promissory note incorporates principal and accrued interest, as of June 30, 2010, from all loan agreements previously entered into between CanAm Capital Corp and the Company.  As of June 30, 2010 the amount due on the new promissory note was $79,595. Our Secretary, Treasurer and a director, Mr. Kolacy, is also Administrative Vice President for CanAm Capital Corp.

For arranging the May 2008 $20,000 loan, we paid Diva Finance Corporation, an affiliate of David J. Berardo, the President and 70 percent shareholder a consulting fee of $2,500, which is being amortized as interest expense over the life of the loan.

Note 8 - Leasing Arrangements:

During the years ended June 30, 2010 and June 30, 2009, we conducted operations from a facility that was leased under a short term lease.   Rental expense was approximately $1,200 for each year ended June 30, 2010 and June 30, 2009.

PANOSHAN MARKETING CORP.
(A development stage enterprise)
Notes to Financial Statements
June 30, 2010, 2009, and 2008

Note 9 - New accounting pronouncements:

In June 2009, the Financial Accounting Standards Board (“FASB”) issued ASC Statement No. 105, the FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles (“ASC 105”). ASC 105 will become the single source authoritative nongovernmental U.S. generally accepted accounting principles (“GAAP”), superseding existing FASB, American Institute of Certified Public Accountants, Emerging Issues Task Force, and related accounting literature. ASC 105 reorganized the thousands of GAAP pronouncements into roughly 90 accounting topics and displays them using a consistent structure. Also included is relevant SEC guidance organized using the same topical structure in separate sections. The Company adopted ASC 105 as of the financial statements ended June 30, 2010. The adoption of ASC 105 did not have an impact on the Company’s financial position or results of operations.

Additionally, there are no recently issued accounting standards with pending adoptions that the Company’s management currently anticipates will have any material impact upon its financial statements.

ITEM 18. FINANCIAL STATEMENTS

The financial statements are presented in Item 17, above.

ITEM 19. EXHIBITS

Number	Description
1.1	Articles of Amendment	Incorporated by reference to the Exhibits filed with the Form F-1 filed with the SEC on August 26, 2004
1.2	Bylaws	Incorporated by reference to the Exhibits filed with the Form F-1 filed with the SEC on August 26, 2004
4.1	Warrant Agency Agreement	Incorporated by reference to the Exhibits filed with the Form F-1/A filed with the SEC on January 20, 2006
4.2	License Agreement dated July 19, 2004 entered into with Server Researches Inc	Incorporated by reference to the Exhibits filed with the Form F-1/A filed with the SEC on January 20, 2006
12.1	Certification required by Rule 13a-14(a) or Rule 15d-14(a) – Principal Executive Officer and Principal Financial Officer	Filed herewith
13.1
Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350) – Principal Executive Officer and Principal Financial Officer
Filed herewith
23.1	Consent of Independent Certified Public Accountants	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COASTAL PACIFIC MINING CORP.
By:	/s/ David J. Berardo
Name:	David J. Berardo
Title:	President, Chief Financial Officer, Director (Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer)
Date:	January 13, 2011